SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2009

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Telefónica Chile

Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile) is a leading telecommunications company in Chile and one of the country’s benchmark stocks. It was the first Latin American company to list on the New York Stock Exchange (NYSE) in 1990, when it carried out a successful issuance of American Depositary Receipts (ADRs).

The Company owns an estimated 63% of all telephone lines in the country, as well as 49% of the broadband market. It also provides a broad range of telecommunications and other services throughout Chile, including: voice, broadband, pay TV, long distance, public telephones, terminal equipment sales and leasing, data transmission and interconnection services.

The Republic of Chile

Chile is a narrow strip of land stretching 2,700 miles along the Pacific Coast of South America. Chile boasts a tremendously diverse landscape, from its southernmost point in the Antarctic territory to the world’s driest desert – the Atacama – in the north, with lakes, volcanoes and agricultural land in between and Easter Island and Robinson Crusoe Island off the coast. The Andes Mountains form a natural border to the east, separating Chile from the neighboring countries Argentina and Bolivia, and beyond the desert in the north, Chile shares a border with Peru.

The capital city, Santiago, is home to over one-third of Chile’s total population of approximately 16 million, and it is considered one of the most important business centers in Latin America. Outside of the capital, economic activity is driven by the country’s abundant natural and mineral resources. Chile is the largest producer and exporter of copper and molybdenum in the world, and its non-mineral export products include wood pulp, fresh fruit, wine and salmon.

The Chilean government is a democracy, and it is ruled by President Michelle Bachelet, the country’s first woman president, who began her four-year term in office in March 2006.

The Chilean economy is characterized by its openness, stability and steady growth, all of which contribute to an attractive investment climate. The country stands out within the region because of its prudent fiscal policies—in particular the practice of maintaining a structural surplus—and its inflation-rate targeting. These policies, as well as the country’s solid financial institutions, are reflected in Chile’s sovereign bond rating, which is one of the highest in Latin America.

The Chilean telecom market is the most competitive and dynamic in the region, with multiple operators in every business segment and considerable M&A activity. It was the first Latin American market to be fully open to competition, and all segments of the telecom markets, with the exception of fixed telephony, are deregulated in terms of pricing.

"We want to enhance people's lives and the performance of businesses as well as the progress of the communities where we operate, by delivering innovative services based on information and communication technologies"

Spirit of Progress

2008 Significant Figures

Volume Statistics	2004	2005	2006	2007	2008

Lines in service	2,427,364	2,440,827	2,215,629	2,179,205	2,120,974
Average lines in service	2,406,266	2,451,356	2,332,634	2,185,823	2,147,544
Connections (lines)	343,318	358,088	384,003	439,224	389,566
Installed capacity (lines)(1)	3,043,379	3,007,432	3,021,487	3,032,522	3,058,238
Total traffic (millions of minutes) (2)	13,758	12,012	9,643	8,395	7,313
Access charge traffic (millions of minutes)	4,673	3,577	2,933	2,465	2,083
DLD traffic (millions of minutes)(3)	664	602	542	543	572
Outgoing ILD traffic (millions of minutes)(3)	67	66	68	74	78
ADSL in service	200,794	314,177	495,479	644,522	710,797
Pay TV customers	0	0	94,209	94,210	219,916
Pay-phones (4)	10,288	10,272	10,472	10,080	20,480
Dedicated IP connections	10,377	10,869	12,634	15,581	19,122
Total personnel	3,774	3,910	3,660	4,291	4,513

Consolidated Financial Data (in millions of US$ at Dec-08)	2004	2005	2006	2007	2008

Operating revenues	1,366	1,090	1,061	1,086	1,077
EBITDA (5)	636	532	533	488	425
Operating income	193	163	152	121	90
Net income	606	47	43	19	28
Long-term liabilities	1,088	855	945	760	691
Total assets	3,683	3,211	2,966	2,898	2,799
Capital expenditures (millions of nominal US$)	151	149	205	291	238
Market capitalization (millions of nominal US$)	2,670	2,074	1,884	1,775	1,610

(1)	Fixed lines installed includes links and ISDN lines
(2)	Effective traffic, which includes MLS, local tranche and prepaid
(3)	Long distance traffic originated by Telefónica Chile
(4)	Does not include community lines
(5)	EBITDA= Operating income + depreciation

Dear Shareholders:

With a renewed commitment, Telefónica Chile is today part of Telefónica’s Group – the world’s fifth largest telecommunications company by market capitalization, with 259 million connections, a presence in 25 countries and operations outside Spain accounting for 63% of consolidated revenues.

Latin America plays a starring role in this global scenario. With 158 million connections. The region is one of the pillars of Grupo Telefónica’s leadership.

The history of Telefónica’s transformation from local to global company began here in Santiago, almost 20 years ago, when it acquired a stake in Telefónica Chile. This event signaled Telefónica’s arrival in the region and constituted a show of confidence in the country.

It was here that Telefónica learned to understand Latin American customers and interact in an unfamiliar economic, institutional and social environment. Surprised at Chile’s eager embrace of technological change, Telefónica made an ironclad commitment to massively expand new technologies and ensure their positive impact on education, productivity, business, and public management.

This year, that commitment has been renewed. Telefónica’s decision to significantly increase its equity interest in Telefónica Chile through a Tender Offer is solid proof of its desire to deepen and prolong its relationship with Chile and the country’s telecommunications industry, despite the changes in the global economic scenario. The successful conclusion of the Tender Offer was therefore a key milestone in the transformation process that Telefónica Chile already had begun in 2007.

Challenges

In a scenario in which customer relations are the top priority, increasing customer loyalty levels is critical, and the only sustainable way to do so is by offering competitive products and high quality service.

4 Telefónica Chile S.A. | Annual Report 2008

To meet this challenge, we undertook an unprecedented tripling of broadband connection speed in March 2008, only to double it again just six months later.

Today, over 80% of our customers have a 2-Mbps or faster broadband connection, which is the standard in developed countries. This is good news for customers, but even better news for the country.

Another challenge was to renew our strategy of mass expansion of broadband. Between 2000 and 2008, there was an explosive growth in connections. The Company went from zero to 711,000 connections, and coverage in the highest income segments reached maturity. The inevitable question was how to include the emerging families who wanted to be part of the connectivity era, but for whom the industry at the time offered no suitable solutions. The answer was Prepaid Broadband, a successful commercial formula that allowed us to provide the same quality product, but with an innovative payment method.

A proven strategy

The fundamental objective of the transformation process was to restabilize the Company’s revenues, which had decreased as a result of the drop in traffic and number of lines in service brought about by the mass expansion of mobile telephony.

During 2008, earnings once again rose. The Company’s overall revenues, which totaled Ch$685.268 billion, grew 8% in nominal terms compared to 2007. Revenues from minute plans and new services (broadband and pay TV) continued to play an increasingly important role and now account for 45% of total consolidated revenues, 4 points more than twelve months ago.

The fact is that these emerging businesses have narrower margins, and positioning a company in the new markets requires an aggressive marketing strategy. Both factors affected the Company’s costs, which grew 11% in nominal terms and made strict cost containment a self-imposed requirement. Thus, EBITDA reached Ch$ 270.463 billion.

Telefónica Chile S.A. | Annual Report 2008 5

During 2008, the Company maintained its policy of 100% coverage of debt and financial expenses against exchange rate fluctuations. It is worth noting that 86% of the debt is at a variable interest rate. At December 31, total financial debt was Ch$ 436.734 billion, having remained stable. Operating income allowed the Company to invest Ch$ 151.546 billion and distribute Ch$ 50,031 billion to shareholders.

Our financial soundness was recognized by Fitch and ICR when, in late 2008, both credit rating agencies confirmed the Company’s existing risk ratings.

Ready for the change

Change is not easy. It has never been. But thanks to the effective implementation of a long-term strategy, we can now say that we have concluded the most complex stage of Telefónica Chile’s renewal.

It is time to update our aims. In our industry, change is a constant. Technology and competition evolve at lightning speed, imposing new obligations on us.

In this context, we maintain our willingness to invest, as we have done in recent years, to preserve and improve our competitive position. We are required to be flexible if we are to adapt to the industry’s transformation. We have no other alternative than innovation and quality as the only sustainable path to preserving our leadership.

We accept the challenge of being the Spirit of Progress and contributing to Chile’s development, because we believe that communications technologies are a prerequisite for –rather than a consequence of– growth, prosperity and equal opportunities.

Based on these four pillars – investment, flexibility, quality and Spirit of Progress – we also aspire to a new public positioning that speaks not so much to what we have been, but to what we are and want to be.

6 Telefónica Chile S.A. | Annual Report 2008

We are and will continue to be Chile’s preeminent telecommunications company, as well as the most responsive and innovative. A company determined to not only meet customer expectations but exceed them; to compete, but above all to lead; a company that, as the Bicentennial approaches, has adopted the dream of a developed Chile as its very own.

These aspirations are not modest nor can they be: in the country where Telefónica’s history in Latin America began, growing and improving is a vocation.

For this reason, I would like to express my gratitude to all those who helped to make Telefónica Chile a better company in 2008. To each of our employees, all of whom did their utmost to implement the change. To the shareholders, especially all those who understood the value of the proposed change and grasped the opportunities offered them. And to each of our customers, who rewarded us with their preference and loyalty. And, finally, to Chief Executive Officer José Molés, in charge until December 2008, and the management team, who shaped a human structure capable of consolidating this great Company and making it grow. To all of them, my sincere thanks.

Warm regards,

Emilio Gilolmo
Chairman of the Board

Telefónica Chile S.A. | Annual Report 2008         7

Deeds of Incorporation and Significant Events

The Company’s history begins in 1880, when telephone services first arrived in Chile. The first telephone call in the country was made on April 28, 1880 and was arranged by Compañía de Teléfonos Edison. This pioneering company, and those that succeeded it, ultimately gave rise to Compañía de Telecomunicaciones de Chile S.A., now known as Telefónica Chile. Since that first call, Telefónica Chile has gone through many owners and operated under a variety of names, but has always remained at the forefront of telecomunications in Chile.

The Company was officially organized as a corporation pursuant to a public instrument executed on November 18, 1930 before Notary Public Javier Echeverría and entered in the Commercial Register of Santiago one year later. Its Bylaws were approved under Resolution No. 599 of the Ministry of the Treasury on January 23, 1931.

In 1971, the Company was taken over by the Chilean Government and, in 1974, the Government-owned Corporación de Fomento de Producción (CORFO) acquired 80% of its capital stock. In 1987, CORFO began to privatize the Company through a public offering process. Thus it was that Bond Corporation Chile S.A. came to hold a majority interest in the Company.

In April 1990, Telefónica S.A. (Spain), acting through its subsidiary Telefónica Internacional Chile S.A., acquired a stake in the Company and eventually became the majority and controlling shareholder by purchasing a 50.4% equity interest from Bond Corporation Chile S.A. In July of that year, Telefónica reduced its equity interest by placing Telefónica Chile S.A. stock on the international markets. The Company listed its stock on the New York Stock Exchange (NYSE) at that time. In July 2004, as a result of capital increases and the purchase of an additional 1.3%, Telefónica Internacional Chile S.A. came to hold a 44.9% equity interest in the Company.

In July 2004 Telefónica Chile sold 100% of its shareholding in Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A (TEM) for USD 1.321 billion.

In February 2004, Decree No. 742 was published, providing terms and conditions for the various plans and joint packages offered by dominant public telephone service operators. Tariff flexibility has allowed Telefónica Chile to offer its customers several commercial plans, other than the regulated plan, to satisfy their various needs. As of December 31, 2008, approximately 78% of telephone lines have minute plans or are prepaid lines associated with tariff flexibility.

In June 2006, the Company entered the pay-TV business by launching the “Telefónica Televisión Digital” service nationwide, bundling this service with voice and broadband services. The following year, it expanded its offerings by launching broadband TV (IPTV), which made it possible to provide interactivity to customers.

After the successful Tender Offer that was launched by Telefónica Internacional Holding Ltda. on September 17, 2008 and concluded on January 6, 2009, Telefónica S.A. increased its stake in Telefónica Chile to 97.89%.

8          Telefónica Chile S.A. | Annual Report 2008

History and Significant Events

Significant Events in 2008:

• On April 14, 2008, shareholders acting at a General Shareholders Meeting approved the payment of a final dividend charged to 2007 earnings for a total of Ch$ 5.050 billion, equivalent to Ch$ 5.27606 per share. The dividend was paid on May 14, 2008.

• On the same date, at a Special Shareholders Meeting, shareholders approved a capital decrease of Ch$ 39.243 billion, equivalent to Ch$ 41 per share, for an additional cash distribution to shareholders. The cash distribution was paid on June 13, 2008.

• On September 17, 2008, Inversiones Telefónica lnternacional Holding Limitada, a subsidiary de Telefónica S.A, launched a Tender Offer to buy up to 100% of Telefónica Chile stock.

• Pursuant to the IFRS convergence regulations issued by the Office of the Superintendent of Securities and Insurance (hereafter “SVS”), Telefónica Chile decided to adopt the IFRS commencing on January 1, 2009. In the context of the convergence process, the Company submitted an equity reconciliation report, a report of principal accounting policies to be applied under the IFRS, and a functional currency report at September 20, 2008. The main effects for Telefónica Chile involve monetary correction, deferred taxes, and capitalized interest.

• On October 7, 2008, a Special Shareholders Meeting was held to vote on an amendment to the corporate Bylaws eliminating the stipulated limit for shareholding concentration. The meeting had been called by the Company’s Board of Directors at the request of shareholder Telefónica Internacional Chile S.A. in the context of the Tender Offer process. The amendment was not approved.

• On October 11, 2008, acting on a request by shareholders AFP Capital, AFP Cuprum and AFP Provida, which together hold more than 10% of the Company’s voting shares, the Company’s Board of Directors called a Special Shareholders Meeting for October 28, 2008 to vote on an amendment to the Bylaws aimed at eliminating the 45% limit on shareholding concentration.

• On October 13, 2008, the Offeror modified the terms of the Tender Offer, increasing the offered price for the Series A and Series B shares by 10% to Ch$ 1100 per share and Ch$ 990 per share, respectively, and extending the term of the offer to October 30, 2008.

• On October 14, 2008, the Company executed agreements for the sale of the assets and customer portfolio of its subsidiary Telefónica Asistencia y Seguridad S.A. (Telemergencia) to Prosegur for a total of Ch$ 15.563 billion.

• On October 28, 2008, the Bylaws amendment eliminating the shareholding concentration limit was approved at a Special Shareholders Meeting.

• On November 2, 2008, Inversiones Telefónica lnternacional Holding Limitada declared the success of the Tender Offer launched on September 17, 2008, having thus acquired a 96.75% equity interest.

• On December 10, 2008, provisional dividend N° 176 was distributed, and charged to fiscal year 2008 earnings for a total of Ch$ 5.737 billion, equivalent to Ch$ 6.0 per share.

• On December 1, 2008, Fitch Ratings confirmed Telefónica Chile’s current domestic and international risk ratings (BBB+/ AA-/F1+), keeping its outlook “stable.” This decision was based on the Company’s leading position in the Chilean market, strong generation of free cash flow, and solid financial profile. That same month, International Credit Rating (ICR) confirmed its local risk rating for the Company’s stock.

• On December 5, 2008, Telefónica Chile announced the resignation of its Chief Executive Officer, Mr. José Molés and the appointment of a new Chief Executive Officer, Mr. Oliver Flögel. Following approval by the Company’s Board of Directors in December, the new appointment went into effect on January 2, 2009.

• On January 6, 2009, a new Tender Offer (“Mandatory Tender Offer”) was concluded. As required under Chilean law after having acquired a more than two-thirds equity interest, Telefónica International Holding, Ltda. had launched an offer on December 2, 2008 for the remainder of the Telefónica Chile shares. After this process, Telefónica International Holding, Ltda. holds 97.89% of the Telefónica Chile equity.

Telefónica Chile S.A. | Annual Report 2008         9

Telecommunications Industry and Company Operations

Economic Environment and Telecommunications Industry	12

Corporate and Business Strategy	17

The Company	18

Economic Environment

The year 2008 was marked by deep uncertainty and a complex global economic scenario stemming from a series of events triggered by the so-called subprime crisis. Financial markets remained tense throughout the year, making access to financing increasingly costly and difficult, while the world’s major economies began to show signs of obvious slowdown. The situation worsened in September, after it was announced that major financial institutions were bankrupt. Although the monetary authorities came to their rescue to prevent an impact on international financial markets, credit became even tighter, and both securities and commodities markets plummeted. Toward year-end, it was confirmed that the world’s principal economies were in a recession.

In the Chilean economy, the impact of the international financial turbulence and foreign macroeconomic performance was mainly felt through the currency exchange market and the terms of trade. In the first part of the year, the international weakness of the dollar took the exchange rate to a low of Ch$ 434 and forced the Central Bank to intervene by buying dollars. After September’s events, the US dollar traded at over $600 on average in response to a widespread perception of heightened regional risk (the Chilean sovereign bond spread went from 189 to 351 basis points) and an expected deterioration in the current account and fiscal balances due to the drop in international copper prices (56% between September and December 2008). Domestically, the greatest concern was persistent inflation above the target range, initially caused by high international oil and food prices but later reflected in a broader array of goods. Although inflationary pressures decreased in the latter part of the year, monetary policy was generally aimed at controlling inflation, with the benchmark interest rate reaching 8.25%, i.e. 225 basis points above year-end 2007. Accumulated inflation in 2008 reached 7.1%.

CHILEAN ECONOMY (Revised series)

	2004	2005	2006	2007	2008 (e)

GDP (CH$ billion of each year)	58,303	66,193	77,652	85,640	91,828
GDP per capita (nominal US$)	5,944	7,269	8,911	9,875	10,485
Real GDP growth (%)	6.0	5.6	4.3	5.1	3.6
Unemployment rate (%)	10.0	9.3	8.0	7.0	7.7
Investments / GDP (%)	19.3	21.2	19.5	20.6	23.8
Current account / GDP (%)	2.2	1.2	4.7	4.4	-2.6
Fiscal balance / GDP (%)	2.1	4.6	7.7	8.8	4.9
Public Sector International Financial Assets (%) (1)	16.7	14.3	13.3	22.2	27.5
Average annual exchange rate (Ch$ / US$)	609.5	559.8	530.3	522.5	522.4

Indices (2)
Economy GDP Deflator (%)	7.5	7.6	12.4	4.9	3.5
Consumer Prices (year-end) (%)	2.4	3.7	2.6	7.8	7.1

(e) Estimated
(1) Central Bank International Reserves + Public Treasury Financial Assets abroad
(2) Growth rates
Source: INE, Central Bank, Telefónica Chile

12          Telefónica Chile S.A. | Annual Report 2008

Economic Environment and Telecommunications Industry

In the final part of 2008, the Chilean economy faced a slowdown in the most affected sectors (mining, construction and industry), resulting in a real growth rate of 3.6% and a slight increase in the unemployment rate to 7.7%. Domestic demand rose 8.7%, basically driven by the growth in investment. On the other hand, the trade deficit was 2.6% of GDP as the result of a 13% drop in net exports and a similar drop in the terms of trade. In per capita terms, the country’s nominal GDP reached US$ 10,485, one of the highest in the region.

It should be noted that as a result of copper export surpluses, fiscal funds abroad reached US$ 28 billion, which, when added to Central Bank reserves, yielded a total of US$ 53 billion in international financial assets (28% of GDP), almost twice the public debt (external and internal). This is evidence of the financial soundness of the Chilean public sector, which has in practice become a net international creditor. Among other considerations, this fact has led rating agencies to rate Chile as one of the safest emerging countries for foreign investment.

Telefónica Chile S.A. | Annual Report 2008         13

Telecommunications Industry

For the second consecutive year, the telecommunications industry achieved the highest growth rate of any sector in the country’s economy, driven primarily by the sustained development of mobile, broadband and pay TV services.

The integrated offering of services was strengthened in 2008, this time with high broadband speeds as the result of constant speed increases by the major operators. Thus, at December 2008, approximately 90% of the industry’s broadband connections had speeds starting at 2 Mbps.

In 2008, mobile telephony was marked by sustained growth and high 3G mobile broadband sales. Offerings became increasingly competitive, leading to lower prices and a significant increase in coverage, reaching sectors not serviced by fixed telephony.

In the residential market, fixed telephony operators are competing with service bundles (voice, broadband and pay TV) and better features (higher broadband speeds). A similar situation is being created in the SME market with voice and broadband plans. In the corporate market, operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data, thus facilitating integration toward business processes based on information technology.

The competition model still in place at the national level is based on a network infrastructure that uses mainly copper pair (ADSL), coaxial, mobile (GSM), and fiber-optic technologies.

Industry Developments

In 2008, the telecommunications industry in Chile, including the pay television business, posted sales of more than US$ 5 billion, approximately 11% higher in nominal terms than in 2007, primarily due to the growth of the mobile telephone market and to broadband and pay TV development.

At December 2008, the fixed telephony market stood at approximately 3.4 million lines, similar to the December 2007 figure, with penetration remaining at approximately 20%.

The long-distance fixed telephony market maintained the downward trend in traffic that has been the case since 1999. Thus, annual domestic long-distance traffic decreased by 11% in 2008 with respect to last year, while international long-distance traffic fell by 4% in the same period. These drops are primarily due to the fact that fixed telephony is being replaced by mobile telephony and Internet communications.

In corporate communications and data transmission services, operators continued to migrate their traditional services (ATM, Frame Relay, Datared and E1 links) toward IP and NGN (Next Generation Networks). At December 2008, there were eight major operators in the main cities of Chile, three of which have nationwide infrastructure coverage.

Regarding Internet access services, total broadband connections (ADSL, cable modem and wireless) amounted to 1.5 million by year-end 2008, having grown 13% with respect to December 2007. At year-end 2008, ADSL broadband connections accounted for 58% of total nationwide broadband connections.

At year-end 2008, the mobile telephone market reached a total of approximately 15.9 million subscribers, having grown by 9% with respect to the prior year. The factors affecting this growth notably include the growth in GSM services and the availability of prepaid services, which account for approximately 74% of total customers. All three mobile operators currently participating in this market use primarily GSM technology.

In the pay TV business, VTR is still the dominant player.

14          Telefónica Chile S.A. | Annual Report 2008

CHILEAN TELECOMMUNICATIONS INDUSTRY

Business	Operators	Market Size
Fixed Telephony (1)	7	20.2 lines per 100 inhabitants
Long Distance (2)
- Domestic	17	73 minutes per inhabitant per year (3)
- International	17	10 minutes per inhabitant per year (3)
Payphones (4)	7	Approx. 26,500 lines
Data Transmission	8	Revenues of US$ 350 million (5)
Pay TV	6	1.506 million connections
Broadband	8	1.452 million broadband connections
Mobile Telephony	3	95 lines per 100 inhabitants

(1) There are 3 additional companies operating only in rural telephony, and 10 fixed telephony companies operating under 12 brands.
(2) There are 39 operators with an assigned carrier code for offering long distance services. At December 31, 2008, only 30 were in operation and 17 of them account for 99% of total long distance traffic.
(3) In actual minutes.
(4) Does not include community telephones of Telefónica Chile.
(5) Includes private networks as well as voice and data equipment. Estimated share based on data at September 2008.Exchange rate at 12/31/08: Ch$/US$ 636.45.

Legal Framework

In Chile, the installation, operation and use for profit of telecommunications services located in national territory, including waters and air spaces subject to national jurisdiction, are governed by Law No. 18,168 (“General Telecommunications Act”), its supplementary regulations and the international telecommunications agreements and treaties currently in effect in the country.

Tariff System

Pursuant to Law No. 18,168 (“General Telecommunications Act”), prices for public telecommunications services and for intermediate telecommunications services contracted between or among the various providers (whether companies, entities or individuals) may be freely determined by the relevant service provider, without detriment to any agreement between providers and their customers.

However, this law sets forth the following three exceptions to the principle of free pricing:

(a) Local and long-distance national and international public telephone services, excluding mobile telephony, and signal switching and/or transmission services provided either as an intermediate service or through private circuits, if there is a specific ruling by the Competition Tribunal that market conditions are insufficient to ensure a free pricing system;

(b) Services provided through interconnections; and

(c) The facilities that telephone companies are required to provide the carriers under the aforementioned Law.

In all the above cases, the maximum tariffs for these services are set by the Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction (hereinafter the “Ministries”) every five years on the basis of a hypothetical efficient-company model.

In Resolution No. 686, dated May 20 2003, the then Antitrust Investigative Commission (predecessor of the Competition Tribunal) ruled that, in the Company’s case, existing market conditions were not sufficient to guarantee free pricing throughout Chile, with the exception of Regions X and XI and Easter Island, in connection with a) certain local public telephone services, b) signal transmission and/or switching services provided as private circuits within the primary zone to concessionaires, licensees and the general public.

In the same ruling, the Antitrust Investigative Commission decided that signal transmission and/or switching services provided as private circuits would be regulated for all providers. Moreover, tariffs for number portability facilities were to be set for all providers when technically and economically feasible, as determined by the respective Ministries.

Telefónica Chile S.A. | Annual Report 2008         15

As a result of this ruling, the Ministries issued Decree No.169, published in the Official Gazette on February 11, 2005 with retroactive effect as of May 6, 2004, setting the maximum tariffs that the Company could charge for regulated services for the 2004–2009 five-year period.

However, because the General Telecommunications Act states that the tariffs set for regulated services are maximum tariffs, the Company is authorized to charge lower tariffs than those determined by the Ministries. Accordingly, on February 26, 2006 the Ministry of Transportation and Telecommunications published Decree No. 742, setting forth the conditions under which dominant local public telephony operators may provide lower tariffs and different plans, with a view to protecting the rights and interests of users (Tariff Flexibility). This decree was subsequently amended through Decree No. 160, published in the Official Gazette on May 8, 2007.

New service classification by the Competition Tribunal

Law No. 19,911, published in the Official Gazette on November 14, 2003, created the Competition Tribunal as successor to the Antitrust Commission, entrusting it, among other duties, with the task of examining and classifying telecommunications services as regulated or unregulated under Article 29 of Law No. 18,168.

In 2008, the Ministry of Transportation and Telecommunications asked the Competition Tribunal to review the telephony services currently subject to regulation in light of changes in present market conditions.

The Competition Tribunal is expected to issue a decision in early 2009.

On November 7, 2008, the Company submitted a Tariff Study and a tariff proposal to the Ministries for the 2009-2014 five-year period. The Ministries have until March 7, 2009 to issue their Comments and Counterproposals Report. In any event, the new tariffs will go into effect on May 6, 2009.

New access charges for mobile companies

The new maximum rates determined by the Ministries for services provided by mobile telephony companies through interconnections will go into effect in January 2009. They include the tariffs for mobile network access charges.

16          Telefónica Chile S.A. | Annual Report 2008

Telefónica Chile’s vocation is to lead the growth and innovative development of the Information Society in Chile by building relationships of deep-seated trust and mutual benefit with customers, employees, shareholders, the government, and the country at large.

The Company harnesses its corporate values, technological innovations and communications solutions in the service of this objective, striving to improve the lives of its customers and contribute to the country’s welfare.

Accordingly, in 2008, despite the turbulent global and local economies, Telefónica Chile reinforced its commitment to putting Chile on the path to communications levels similar to those of developed countries, investing over US$ 150 million in the deployment of broadband technologies, high speed networks, data services and information technologies.

This has led to significant advances, the most noteworthy being:

- Quadrupling broadband connection speed from an average of 600 kpbs in late 2007 to 2.4 Mpbs in late 2008.
- Ensuring broadband network coverage and quality in almost 99% of its current infrastructure through upgrades in the external copper network, new nodes, and fiber-optic links.
- Launching pilot programs for household deployment of fiber optics.
- Making IP (Internet Protocol) service convergence a reality in the corporate markets (VoIP, VPN IP and Centrex).

Corporate and Business Strategy

The internal action plan for the Company’s strategy is based on “Plan Ahora,” launched in early 2007, defining specific objectives for each of the company’s four strategic pillars: customers, employees, society and shareholders.

In 2008, the Company made significant progress in meeting the plan’s components, the most noteworthy being: a customer-oriented organizational culture; implementation of several initiatives designed to improve service and customer care quality; revenue growth less dependent on traditional businesses; employees highly motivated to achieve common targets; the “Proniño” project; and the “Public-Private Agreement for Digital Connectivity in Chile.”

The specific objectives of the plan’s four pillars are:

Shareholders: “The best combination of growth and profitability”

Telefónica Chile maintains a particular emphasis on constant innovation and on productivity gains, with the aim of growing profitably and in line with shareholder demands. Thus, the Company invests in businesses with the greatest potential impact, ensuring efficient operations and process management.

Customers: “The best customer experience”

The objective is to lead the industry in customer satisfaction. To achieve this, the Company promotes an organizational culture based on excellence, innovation and customer focus in all areas, emphasizing service delivery and customer care quality with a view to consolidating its competitive and market leadership position.

Employees: “The best company to work for in the telecommunications industry”

With a view to attracting the best talent and assembling a team that is not only the best but is also motivated and keen to accomplish its goals, the Company has implemented an internal workplace management model that focuses on five areas of action: leadership, communications, compensation, development, and recognition.

Society: “Social commitment”

Our objective is to be recognized as a socially responsible company in light of our efforts to shrink the digital-social gap by providing broadband access to the low-income population and by contributing to education through digital literacy and connectivity programs at schools and through social programs.

Telefónica Chile S.A. | Annual Report 2008 17

In 2008, the broadband market was highly dynamic. Telefónica Chile’s broadband service continued to expand, supported by bundling with voice and pay TV plans.

Telecommunications Products and Services

The Company’s primary business focus in 2008 was on marketing its “Duo” and “Trio” broadband, voice and pay television bundles, whose main feature is the flexibility afforded customers to build their own service bundles with the broadband speed they require, the number of voice minutes they need, and the pay TV plan that suits their personal tastes. For this purpose, the Company made it possible for customers to view, assess and compare all available options on the Company’s website.

The main products and services offered by the Company are as follows:

Broadband:

Telefónica Chile offers ADSL broadband technology to residential customers, SME customers, and corporate clients, as well as to Internet Service Providers (ISPs) as resellers.

In 2008, the broadband market was highly dynamic as a result of the entry of a new competitor, Telmex, and strong growth in 3.5G broadband sales by Chile’s three existing mobile telephony operators. In this scenario, Telefónica Chile’s broadband service continued to expand, supported by bundling with voice and pay TV plans, as evidenced by a 10% increase in the number of connections.

In addition, fixed telephony operators continued to develop capacity, boosting speeds (tripling and doubling them in April and December, respectively) and increasing the average installed access speed by 75%.

At 31 December 31, 2008, there were a total of 710,979 broadband connections.

Telephone Service (Voice):

Telefónica Chile ended 2008 with 2,120,974 lines in service. The average number of lines in service fell by 1.8% compared to 2007.

The Company provides basic telephone services to its customers through the public telephone network in two forms:

(i) Regulated Plan

Includes telephone line service (fixed monthly charge); local traffic (metered local service and local portion of calls); and connection to the public network, among others.

(ii) Minute Plans

Starting in 2004, the Company began to market minute plans as an alternative to the Regulated Plan: (i) Planes de Minutos (Minute Plans), consisting of telephone service with a certain number of minutes for a monthly charge; (ii) Línea Económica (Economy Line), consisting of a monthly amount from which customer calls are deducted as they are completed, allowing for additional calls to be placed using prepaid cards (iii) Línea Súper Económica (Super Economy Line), which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) bundled services, such as broadband plus minute plans.

Marketed individually or as service bundles along with broadband and pay TV, the Minute Plans have slowed the rate of decline in fixed lines.

Digital Television:

Telefónica Chile was the first operator to make pay television flexible through a customized service tailored to the interests and budget of each household, allowing customers to pay only for the channels they want to watch. “Telefónica TV Digital,” as the service is called, provides an entry-level plan which may then be expanded to include various theme-based (family programming, movies, sports, or “premium” movie or sports) plans.

Telefónica TV Digital has nationwide coverage and provides all customers with additional services such as parental control, onscreen programming guide, program reminders, pay-per-view service access, search feature by theme, and PVR (Personal Video Recorder).

18 Telefónica Chile S.A. | Annual Report 2008

With the pay TV service, provided by its Telefónica Multimedia Chile S.A. subsidiary, Telefónica Chile supplements its telecommunications offering with entertainment, providing packages known as “Duos,” which combine fixed telephone and TV services, and “Trios,” which also include broadband.

At December 31, 2008, the Company had 262,957 pay TV customers.

Additional Services:

Prepaid Services

Prepaid services have supported the development of the flexible plans. The prepaid service known as “Tarjeta Línea Propria” (TLP) allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses. Users can make calls from any fixed telephone, public phone or enabled mobile phone, and surf the web on a broadband connection using Wi-Fi or through dialup access. Additionally, the TLP allows customers to recharge the Super Economy Line and the bundled Prepaid Broadband through prepaid or postpaid lines.

At December 31, 2008, 15.7 million TLPs had been sold at Ch$ 1.00 each. Total prepaid lines reached 336,973 in 2008.

Value-Added Services

Telefónica Chile markets value-added services to fixed telephone customers. Such services include caller ID (incoming and call waiting), voice mail, call waiting, call forwarding, control of outbound traffic to mobile phones, information and entertainment services (600 and 700 numbers), itemized list of local calls, and guaranteed indoor maintenance.

Long-Distance Business

Telefónica Larga Distancia, a Telefónica Chile subsidiary, offers various domestic and international long-distance services to the general public, as well as services that use this company’s telecommunications network for voice, data and image communications.

Telefónica Larga Distancia also serves the voice transportation and capacity needs of other telecommunications companies, including carriers, mobile companies and Internet Service Providers (ISPs). This makes it possible to optimize network capacity both domestically and internationally.

This business continues to face major challenges as a result of growing penetration by the mobile industry and Internet access services. Even so, the Company’s strategy has been to make installed capacity profitable and create innovative product plans that generate traffic, ensure customer loyalty and allow the Company to lead the industry.

In 2008, Telefónica Larga Distancia installed the Puerto Natales - Cerro Castillo fiber-optic network, having been awarded the contract in the public tender held by the Telecommunications Development Fund to provide telecommunications infrastructure for residents of rural areas in the region.

During 2008, Telefónica Larga Distancia was able to overcome the negative industry trend, positioning itself as market leader.

Telefónica Chile S.A. | Annual Report 2008 19

Corporate Communications

Through the Telefónica Empresas subsidiary, the Corporate Communications business area aims to provide a comprehensive response to the communications needs of the larger and more complex organizations operating in Chile, in view of their distinctive requirements. Telefónica Empresas’ clients include ministries, public institutions, and both domestic and global corporations and large companies engaged in all manner of economic activities.

“Communications” are an essential and inseparable component of these clients’ mission-critical processes, requiring the assistance of a partner to manage complex technologies and maximize their associated opportunities. For this reason, the services provided by Telefónica Empresas are subject to two constant challenges: ever-increasing capacity, availability and quality standards, and the need for progressive convergence and integration of technologies. By integrating technologies, the Company delivers solutions that add value to the customers’ businesses, meeting their requirements more efficiently.

The main services provided by Telefónica Empresas include data transmission, primarily through IP technology. In some cases, circuit-based solutions and traditional data network services such as ATM and Frame Relay are provided. The Company also offers PABX-based solutions, videoconferencing services, advanced telephony solutions and private IP Telephony and IP Centrex solutions based on the Next Generation Network (NGN) infrastructure.

This is supplemented with international services tailored to each customer’s needs. These services take advantage of Grupo Telefónica’s international presence and network, delivering relevant added value for global customers.

In recent years, Telefónica Empresas has begun offering Networked IT services that ensure the availability, protection and operational continuity of a company’s information systems and involve managing the infrastructure at both the customer’s facilities and the Telefónica Chile Datacenter. Telefónica Empresas also provides and manages the IT equipment and voice terminals, as well as integrated corporate connectivity and Internet access for the customer’s employees, with features tailored to each position.

In 2008, major projects were undertaken with public-sector (e.g., the Office of the Deputy Minister of Interior, Hospital Militar, Banco del Estado) and private-sector clients.

20 Telefónica Chile S.A. | Annual Report 2008

Other businesses

t-gestiona

Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica Chile, provides support services to all Company subsidiaries and other Grupo Telefónica companies.

The t-gestiona strategy is aimed at positioning the company as a provider of shared services, mainly within the Grupo Telefónica. These services include logistics, e-learning, accounting, insurance, collections, payroll, real estate management and general services.

Fundación Telefónica

Fundación Telefónica is a nonprofit organization tasked with developing and channeling the community and cultural activities of the Grupo Telefónica companies in Chile.

In its ongoing support of digital literacy in Chile, Fundación Telefónica has not only provided Internet training for teachers, students, community leaders and the disabled; it also continues making efforts to contribute to and improve quality and equal opportunity in Chilean education. Over the years, its projects have trained more than 30,000 teachers in educational uses of the Internet; more than 60,000 people have been introduced to the world of the Internet; more than 5,500 disabled individuals have improved their potential by being trained in new technologies (500 in 2008); and more than 30,000 students have seen how the Internet can support their academic education (12,500 in 2008). In 2008, the Fundación Telefónica media portal www.educared.cl developed educational contents in the sciences, technology and mathematics, receiving almost one and a half million visits during the year. In early 2008, it was named Best Ibero-American Portal by the Spanish-American Association of Research Centers and Telecommunications Companies (AHCIET). These efforts are supplemented through the “Education through Art” program, which links the exhibits in the Fundación Telefónica exhibition hall to school curricula.

Fundación Telefónica also continues to promote the Educational Internet project, which has provided free Internet connections to more than 5,500 educational establishments throughout Chile.

In 2008, the Foundation continued its program of support for integration of the handicapped. Fundación Telefónica has continued traveling throughout Chile, training handicapped youth and their teachers and tutors, free of charge, to access the SICLA (Alternative Communication System) software which allows them to communicate by computer through a text and image to voice converter. Over 2,000 young people throughout Chile, from Arica in the north to Punta Arenas in the south, have benefited from this program and are now using SICLA to communicate with their immediate environment.

Another important program sponsored by the Foundation is “Proniño,” a community initiative providing support for children and youth at social risk by offering full scholarships that allow them to continue their education. In addition, the “Volunteer Army” – made up of some 1,500 individuals and led by Fundación Telefónica – organized various support activities and fundraisers in 2008 that directly benefited more than 7,000 underprivileged people.

In addition, in 2008, the Fundación Telefónica Hall of the Arts presented the highly successful exhibit “Cubism and its Surroundings” with works from the Telefónica España art collection, notably by Juan Gris and other world-renowned artists. This was followed by “Territories and Existences, Gobi- Southern Atacama,” an exhibit by Magdalena Correa, and “Tesla, a Digital Culture Encounter,” a collective exhibit of the work of major Chilean artists. As a form of national cultural outreach, the Foundation also continued its traveling photo exhibit “One Day in Chile,” which visited the cities of Temuco, Talca and Curicó.

Telefónica Chile S.A. | Annual Report 2008 21

Analysis of Consolidated Results

Operating income for 2008 totaled Ch$ $685.268 billion, a slight 0.9% decrease in real terms compared to the previous year. In the context of the Company’s service bundling strategy, this was mainly due to the fact that lower revenues from traditional fixed telephony and long distance services were offset by increases in revenues from minute plans, which grew 2.4%, from pay TV and broadband services, which were up 43.4% and 10%, respectively, and from the Corporate Communications business, which grew 2.3% with respect to 2007.

Operating costs for 2008 amounted to Ch$ 628.170 billion, a 2.2% increase in real terms compared to 2007. This was mainly due to higher costs associated with increases in accesses and IP capacity leasing, and higher costs of equipment maintenance and commercial activities associated with new business development.

By reason of the above, operating results for 2008 totaled Ch$ 57.098 billion, down 25.7% from 2007, yielding an 8.3% operating margin compared to the 2007 margin of 11.1%. Meanwhile, EBITDA for the year totaled $270.463 billion, down 13.0% compared to 2007. EBITDA margin was 39.5% compared to 45.0% in 2007.

Non-operating results yielded a Ch$ 8.106 billion deficit at December 31, 2008, which compares favorably with the 2007 deficit of Ch$ 28.931 billion. This was mainly due to the impact of the sale of Telemergencia and the positive monetary correction of Ch$ 29.142 million resulting from fluctuations in the CPI, the Unidad de Fomento and the exchange rate.

At December 31, 2008, Telefónica Chile posted consolidated net earnings of Ch$ 17.612 billion, a 49% increase compared to 2007 which, additionally to operating income obtained, was favoured by Ch$ 11.3 billion in net earnings generated by the sale of the Telemergencia subsidiary.

Investment and Financing

Investment

In 2008, Telefónica Chile’s investments totaled Ch$ 151.546 billion, equivalent to US$ 238 million.

These investments were chiefly focused on consolidating business growth, basically for broadband, projects for the corporate segment and digital television, which account for 64% of the total for the year.

In the fixed telecommunications business, investment funds were used for commercializing lines with minute plans and for maximizing the use of installed capacity, focusing on network deployment in areas of real estate development.

The investment plan for the year emphasized initiatives aimed at updating network infrastructure by replacing old equipment and introducing new generation technologies (IP), with a view to attaining high service quality standards with more stable and flexible platforms.

Additional emphasis was placed on simplifying the processes and systems that support Company operations, thus improving the support tools for the Company’s business, technical and administrative management.

Financing

At December 31, 2008, the total financial debt with coverage was Ch$ 436.734 billion (equivalent US$ 686.2 million), which meant a reduction of Ch$ 21.195 billion (equivalent to US$ 33.3 million ) over the course of the year, due to derivative payments and amortizations of Series F bonds in April and October 2008.

The sources of financing were operating funds, which allowed the Company to make year investments and to distribute to shareholders a total of Ch$ 50.031 billion (equivalent to US$ 78.6 million) in 2008.

The breakdown of financing activities in 2008 is as follows:

22 Telefónica Chile S.A. | Annual Report 2008

Repayments and Derivatives

Ch$ 1.463 billion (equivalent to US$ 2.3 million) to amortize Local Series F Bonds (April and October). The derivatives payments were associated with the principal on the US$ 150 million loan that matured in December 2008 and was refinanced in June of that year.

Renegotiation of International Bank Loan:

On June 23, 3008, the Company renegotiated an international bank loan of US$ 150 million in advance of its maturity.

The loan was structured as a five-year bullet term loan with interest rate at LIBOR plus a 0.60% annual spread.

The financing was granted through a “Club Deal” including Banco Santander, Banesto, Bank of Tokio, BBVA, Caja Madrid, EDC and Rabobank.

Given the 2008 market’s tighter credit and higher borrowing costs, this transaction is evidence of bank confidence in Telefónica Chile, and acknowledgment of the Company’s soundness and creditworthiness.

Change in debt restriction due to adoption of the IFRS

In December 2008, Telefónica Chile agreed with both its bank creditors and local bondholders to adjust the debt-to-equity ratio, the sole current financial limitation, to conform to the International Financial Reporting Standards (IFRS). As a result, as of 2009, the debt limit is “total liabilities – covered assets/ shareholders’ equity” less than or equal to 2.5 times.

The Company maintains a healthy debt ratio, which equaled 0.87 times at December 2008 compared to 0.86 times at year-end 2007. Likewise, the Company’s interest coverage ratio (EBITDA/ net financial expense) reached to 9.9 in December 2008.

Foreign Exchange and Interest Rate Management

The Company maintains US dollar-denominated financing, with floating interest rates in certain cases. As a result, Telefónica Chile is exposed to financial risks arising from foreign exchange and/or interest rate fluctuations. For this reason, the Company determines the levels of coverage required for each period based on its exposure.

In 2008, the Company maintained coverage for 100% of its financial debt against fluctuations in foreign exchange and financial expenses up to the maturity of its financial obligations Thus at December 31, 2008 it maintained foreign currency derivatives covering dollar-denominated liabilities in the amount of US$500 million through Cross Currency Swaps. At the same time, it maintained interest-rate fluctuation coverage on 14% of the fixed rate debt at year-end 2008. It is important to note that the Company uses derivative financial instruments available on the domestic and international markets for these purposes.

Telefónica Chile S.A. | Annual Report 2008 23

Property, Suppliers, Logistics and Insurance

Property

The property, plant and equipment owned by Telefónica Chile and used in its business activities, such as buildings duly listed in the Real Estate Registry, switching centers, external networks, customer terminal equipment, furniture and office equipment and other business-related items, are distributed throughout Chile.

The Company also operates public and private switching exchange networks, wired circuits, local and long distance fiber optic, radio and microwave circuits.

In 2008, Telefónica Chile sold property deemed nonessential for its business.

Suppliers

In 2008, Telefónica Chile’s procurement totaled US$533 million (approximately Ch$ 335 billion), which was awarded to 1149 suppliers. The Company’s top suppliers by volume under contract were the following: Sice Agencia in Chile, Telefónica Multimedia Perú, Consorcio RDTC S.A., Cisco System, Alcatel Lucent Chile S.A., Servicio de Televisión Canal del Fútbol Ltda., Telconsur Ltda., Huawei (Chile) S.A., IBM Chile S.A. and TIWS Chile S.A. A full 90.3% of Telefónica Chile’s purchases were awarded to local suppliers.

Moreover, 69.8% of purchases fall under the market products and services and construction categories. The rest is distributed among network infrastructure, information systems and, to a lesser extent, advertising and marketing.

In the Adquira e-commerce platform, use of electronic auctions to negotiate purchases is on the rise. This auction system provides greater transparency and objectivity in the purchasing process, gives equal opportunity to all bidding suppliers, and both simplifies and helps to streamline procurement management. The volume of purchases awarded through this system reached US$ 143.5 million, through 199 procurement processes.

In addition, an e-procurement platform for purchase order management has been implemented to complement the Adquira e-commerce platforms. This platform provides Telefónica Chile with a service that facilitates, streamlines and simplifies its procurement and order management processes by automatically sending suppliers requests and purchase orders.

Finally, in keeping with Telefónica Chile’s “Operating Principles,” the Company has begun to require all suppliers wishing to be part of its Suppliers Catalogue to complete the Social and Corporate Responsibility questionnaire in order to make it subsequently possible to monitor their compliance.

Trademarks

In order to distinguish and market their products domestically, the Company and its subsidiaries use various trademarks, which are duly registered with the Ministry of Economy’s Industrial Property Department.

Insurance

Pursuant to its risk management policy, the Company decides whether to transfer risks to insurance companies on a case- by-case basis. If it elects to do so, it applies standard coverage available on the market or adapts coverage to the specific risk in particularly complex cases.

The Company’s assets are fully insured against physical damage and lost income due to service shutdown. This coverage includes, but is not limited to, the risk of fire and associated risks, earthquake, natural disasters, theft, shipment risk, political risk, cyber risk, employee disloyalty, and domestic transport. The insured amount totals approximately US$ 2.7 billion.

For work performed by independent contractors, overall insurance quotes are requested and coverage is adapted to conform to the contractor’s activities.

The Company also has liability insurance for damage/injury to third parties, as well as other insurance covering executives, staff, vehicles, and imports of equipment and materials.

24 Telefónica Chile S.A. | Annual Report 2008

Risk Factors

Competition

Telefónica Chile faces stiff competition in all of its business areas and believes that this high level of competition will continue. In order to confront this challenge, the Company continually adapts its business and product strategies, striving to satisfy the demands of current and potential customers, innovating and aiming for excellence in customer service.

New Tariff Decree

Approximately 19% of the Company’s 2008 revenues are subject to tariff regulation. The tariffs set for the new five-year period starting in May 2009 may affect the Company’s revenues and ability to compete in the marketplace.

Technological Changes

The telecommunications industry is subject to rapid and significant technological advances and the introduction of new products and services. It is impossible to predict the effect of such technological changes on the market or on Telefónica Chile, or whether the Company will need to make significant investments in the development or implementation of new competitive technologies.

The Company is also unable to predict whether these technologies or services will replace or supplement the products and services it currently offers. Telefónica Chile is constantly evaluating the introduction of new technologies in light of their potential costs and benefits.

Chilean Economy

Since Company operations are located in Chile, they are sensitive to, and depend on, the country’s level of economic activity. During periods of slow economic growth, high levels of unemployment and contraction of domestic demand, local and long distance telephone traffic has been affected, and payment delinquency levels have also increased.

Financial Risk

Because the Company maintains a significant portion of its debt in foreign currency and at floating interest rates, the volatility and fluctuation of the peso with respect to other currencies, as well as changes in domestic and international interest rates, may affect the Company’s earnings. Therefore, management continuously evaluates its foreign exchange and interest rate risk management policies (see “Foreign exchange and interest rate risk coverage management”).

Telefónica Chile S.A. | Annual Report 2008 25

Company Profile
Shareholder Information	28
Management Organization and Human Resources	40
Additional Information	52

Telefónica Chile S.A. | Annual Report 2008 27

The Company

Shareholder Information

Composition of Capital Stock

At December 31, 2008, the Company’s capital stock was composed of 957,157,085 fully subscribed and paid-in shares, divided into 873,995,447 Series A and 83,161,638 Series B shares.

Shareholders’ Meetings

A General Shareholders’ Meeting of Telefónica Chile was held on April 14, 2008. All items submitted to a vote were approved, including the 2007 Annual Report, Balance Sheet and Financial Statements, and payment of a final dividend (No. 175) of Ch$ 5.27606 per share totaling Ch$ 5.050 billion, which was charged to fiscal-year 2007 profits and paid on May 14, 2009. At a Special Shareholders’ Meeting held on the same date, shareholders approved amending the corporate bylaws to allow a capital reduction of Ch$ 39.243 billion for purposes of distributing additional cash to shareholders. The capital distribution was equal to $41 per share and was paid on June 13, 2008.

On September 17, 20008, Telefónica S.A., acting through its subsidiary Inversiones Telefónica Internacional Holding Limitada, filed a Tender Offer for the remaining 55.1% of the shares of Telefónica Chile with the securities market regulatory authorities in the United States and Chile. The Tender Offer was for any and all Telefónica Chile shares trading (in the form of American Depositary Shares, “ADSs”) on the Santiago and New York exchanges, at a price per share of Ch$ 1,000 for Series A shares and Ch$ 900 for Series B shares.

Among other suspensive conditions, the Tender Offer was subject to approval at a Special Shareholders’ meeting of an amendment to the bylaws, which at the time limited any shareholder’s stake to 45%. Although 55% of the shares voted in favor, the 75% majority required for approval was not achieved and the amendment was not approved.

On October 7, 2008, a third Telefónica Chile Special Shareholders’ Meeting was held to submit the aforementioned amendment to a vote after the terms of the offer were modified. This time, the

28 Telefónica Chile S.A. | Annual Report 2008

STOCK TRANSACTIONS BY DIRECTORS, EXECUTIVES AND RELATED PARTIES
Name	Transaction	Series	No, shares		Share price	Total
	date		Purchase	Sale	(Ch$)	(Ch$)

Elizabeth Caneo Elgueta	17.03.08	A		3,542	922.34	3,266,928
Jorge Francisco Molina Osorio	17.03.08	A		3,970	922.37	3,661,809
Jorge Francisco Molina Osorio	28.04.08	B		10,758	880	9,467,040
Rafael Zamora Sanhueza	30.10.08	A		2,100	1100	2,310,000
Isabel Margarita Bravo Collao	03.11.08	A		724	1100	796,400
Roderick Wodehouse Wackenhut	04.11.08	A		454	1100	499,400
Inversiones Telefónica Internacional Holding Ltda	04.11.08	A	8,202		1100	9,022,200
Inversiones Telefónica Internacional Holding Ltda	04.11.08	B	38,378		990	37,994,220
Inversiones Telefónica Internacional Holding Ltda	07.11.08	A	306,474,276		1100	337,121,703,600
Inversiones Telefónica Internacional Holding Ltda	07.11.08	B	38,310,926		990	37,927,816,740
Inversiones Telefónica Internacional Holding Ltda	12.11.08	B	1,699		990	1,682,010

proposed amendments were approved with a quorum of 85.9% of all voting shares.

The controlling shareholder of Telefónica Chile is the Chilean corporation Telefónica Internacional Chile S.A., which holds, direct and indirectly, a 96.75% interest. The shareholders of Telefónica Internacional Chile S.A. are Telefónica Chile Holding B.V. (99.99%) and Telefónica Internacional Holding B.V. (0.01%), both 100% controlled by Telefónica S.A. The Spanish communications company is a publicly traded corporation whose shares are listed on various European, American and Asian stock exchanges. Its ownership is quite diluted: the shareholders with the largest stakes are BBVA with 5.17% and La Caixa with 5.01%.

Telefónica Chile S.A. | Annual Report 2008 29

The Company

PRINCIPAL SHAREHOLDERS
	Millions of	%	Millions of	%
	Shares		Shares
	(12/31/08)		(12/31/07)

Telefónica Internacional Chile S.A.	429,733,011	44.9%	429,733,011	44.9%
Inversiones Telefónica Internacional Holding Ltda	496,336,445	51.9%	0	0.0%
Other Shareholders	31,087,629	3.2%	527,424,074	55.1%
Total	957,157,085	100.0%	957,157,085	100.0%

Note: As of 12/31/08, Inversiones Telefónica Internacional Holding Limitada had 37,875,741 ADRs under the custody of the depositary bank, Citibank N.A., these ADRs being equal to 151,502,964 Series A shares (15.83% stake.)

TWELVE LARGEST SHAREHOLDERS AT 12/31/08
	Number of Series A	Number of Series B	Total	Percent
	Shares	Shares		stake

Telefónica Internacional Chile S.A.	387,993,524	41,739,487	429,733,011	44.90%
Inversiones Telefónica Internacional Holding Ltda	306,482,478	38,351,003	344,833,481	36.03%
Citibank N.A.	160,433,331	0	160,433,331	1.676%
Celfin Capital S.A. Corredores de Bolsa S.A.	2,059,896	47,733	2,107,629	0.22%
Merrill Lynch Corredores de Bolsa S.A.	1,670,448	0	1,670,448	0.17%
Banchile Corredores de Bolsa S.A.	1,380,081	66,550	1,446,631	0.15%
Santander S.A. Corredores de Bolsa S.A.	1,199,418	78,173	1,277,591	0.13%
Larrain Vial S.A. Corredores de Bolsa S.A.	706,358	22,190	728,548	0.08%
Banco de Chile por Cuenta de Terceros	483,580	0	483,580	0.05%
Ortiz Vargas María Teresa	0	280,835	280,835	0.03%
Corporación de Fomento de la Producción	215,533	0	215,533	0.02%
Inversiones Macro S.A.	0	182,731	182,731	0.02%
Subtotal	862,624,647	80,768,702	943,393,349	98.56%
Other Shareholders	11,370,800	2,392,936	13,763,736	1.44%
Total	873,995,447	83,161,638	957,157,085	100.00%

30 Telefónica Chile S.A. | Annual Report 2008

Volumes Traded and Average Quarterly Prices

CTC-A
Chilean Stock Exchanges	No. of Shares	Ch$ Millions	Average Share Price (Ch$)
1T06	106,004,544	121,547	1,148
2T06	216,662,209	225,464	1,043
3T06	98,727,580	93,516	947
4T06	197,761,051	206,735	1,046
1T07	117,336,209	138,348	1,183
2T07	152,334,070	189,359	1,244
3T07	68,074,103	77,300	1,138
4T07	137,724,757	148,995	1,078
1T08	89,085,126	77,411	870
2T08	73,971,793	62,401	844
3T08	93,181,534	80,043	853
4T08	44,388,404	46,186	1,039

CTC-B
Chilean Stock Exchanges	No. of Shares	Ch$ Millions	Average Share Price (Ch$)
1T06	1,058,907	1,083	1,023
2T06	9,372,132	8,882	947
3T06	806,666	679	842
4T06	5,024,695	4,926	980
1T07	2,285,528	2,387	1,044
2T07	468,291	505	1,079
3T07	539,723	561	1,033
4T07	1,987,216	2,145	1,074
1T08	1,357,683	1,083	798
2T08	3,832,622	3,022	816
3T08	947,381	795	839
4T08	62,564	61	974

ADRs
New York Stock Exchange	No. of ADRs	US$ Millions	Average ADR Price (US$)
1T06	20,823,800	182	8.73
2T06	12,445,500	100	8.05
3T06	10,582,300	74	7.02
4T06	9,136,600	71	7.75
1T07	12,257,700	107	8.75
2T07	10,700,500	100	9.34
3T07	8,877,300	80	9.03
4T07	8,100,300	69	8.55
1T08	8,989,700	69	7.65
2T08	6,184,600	45	7.27
3T08	7,355,400	47	6.43
4T08	2,463,600	16	6.52

Telefónica Chile S.A. | Annual Report 2008 31

The Company

Stock Performance

In 2008, the combined volume of the CTC-A and CTC-B stocks traded on the Santiago, Electronic and Valparaíso Securities Exchanges totaled US$ 426 million, while the prices of both stocks rose, driven by the Tender Offer launched by Telefónica. CTC-A closed at Ch$ 1100, up 18.9% compared to the 2007 closing price, in contrast to the drop in the Selective Stock Price Index (IPSA) and General Stock Price Index (IPGA), which fell 22.1% and 19.4%, respectively. In turn, CTC-B rose 11.4%, closing at Ch$ 980.

In 2008, in addition to distributing dividends, the Company carried out, in June, a capital reduction equivalent to Ch$ 41 per share. The total amount distributed to shareholders in 2008 was US$ 78.6 million, i.e. Ch$ 52.3 per share, which is equivalent to 4.8% of the CTC-A share price at December 31, 2008.

The volume of Telefónica Chile ADRs traded on the New York Stock Exchange (NYSE) totaled US$ 177 million, 50.3% lower than the volume traded in 2007. The INTER-10 index, which measures the price variation in the shares of Chilean companies listed on the NYSE, rose 8.3% in 2008. On the other hand, the price of the Telefónica Chile ADR (1 ADR = 4 CTC-A shares) closed the year at US$ 6.2, down 16.9% compared to 2007.

32 Telefónica Chile S.A. | Annual Report 2008

Compañía de Telecomunicaciones de Chile S.A. Dividend Distribution Policy

The following is the Dividend Distribution Policy approved at the General Shareholders’ Meeting of April 14, 2008.

1. For fiscal year 2008 and subsequent years, the Board of Directors intends to distribute 100% of net profits generated during the respective year through a provisional dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year, which will be submitted for approval at the relevant General Shareholders´ Meeting. In addition, for the following fiscal year, if there is surplus cash once all business-related commitments have been met, the Board of Directors intends to supplement the aforementioned dividends by distributing a portion of these funds, following submittal at the respective Shareholders’ Meeting for approval.

2. The amount of the provisional November dividend shall be determined each year based on the earnings for the January- September period of such year.

3. The General Dividend Distribution Policy shall be in keeping with the objectives set forth in the Company’s Financial Plan.

4. This policy reflects the intent of the Board of Directors, and its fulfillment shall be contingent upon the actual profit and surplus cash earned, as well as on the Company’s periodic projections or the presence of certain conditions, as the case may be.

5. Dividend payment procedures shall be as follows:

To collect dividends, shareholders may choose one of the following options:

• Deposit in a checking account held by the shareholder.

• Deposit in a savings account held by the shareholder.

• Payment by check or cashier’s check sent by certified mail to the shareholder’s address of record.

• Payment by check or cashier’s check to be collected at the offices of DCV Registros S.A., the company responsible for managing the stock ledger for Compañía de Telecomunicaciones de Chile S.A., or at a bank designated by DCV Registros S.A. This form of payment will remain effective throughout the term of the respective agreement with DCV Registros S.A. Otherwise, payment by check or cashier’s check may be collected at the offices of the Company, located at Avenida Providencia 111, Santiago, or at a bank designated by the Company in due course.

Checking or savings accounts held anywhere in Chile may qualify for these purposes.

It should be noted that the form of payment selected by each shareholder shall be used for all dividend payments, unless the shareholder provides written notice of change and lists a new option.

Shareholders failing to indicate a form of payment shall be paid by check in accordance with Payment Option 4 above.

In the case of bank account deposits, bank verification may be requested for security reasons. If the accounts indicated by shareholders are denied, whether based on a verification procedure or for any other reason, the dividend shall be paid in accordance with Payment Option 4 above.

ADR holders shall be paid through the Depositary Bank, under the provisions of Title I, Chapter XXVI of the Compendio de Normas de Cambios Internacionales (Compendium of International Foreign Exchange Regulations) of the Central Bank of Chile and the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

Telefónica Chile S.A. | Annual Report 2008 33

The Company

Dividend Information

DISTRIBUTABLE 2008 EARNINGS
(In Ch$ as of December 31, 2008)

2008 Fiscal year Earnings	17,611,682,757
Absorption of cumulative deficit (less)	0
Amortization of positive goodwill (less)	0
Distributable earnings	17,611,682,757

DIVIDENDS CHARGED TO EARNINGS
(In Ch$ as of December 31,2008)		Dividends/Distributable earnings

Interim dividend No. 176 paid inDecember 2008	5,737,199,567	32.58%

Final dividend No. 177 (*) to be paid in 2009,	11,874,483,190	67.42%
subject to approval at the April 2009 Shareholders’ Meeting
Retained earnings for fiscal year 2008	0	0%
Fiscal year 2008 Earnings	17,611,682,757	100.00%

(*) The final dividend will be Ch$ 11,874,483,190, equivalent to Ch$ 12.40599 per share. This dividend, added to interim dividend No. 176, which was distributed in December 2008, represents 100% of fiscal year 2008 earnings, as set forth in the dividend policy reported at the April 2008 Shareholders’ Meeting.

DIVIDENDS CHARGED TO YEARLY EARNINGS AND OTHER DISTRIBUTIONS TO SHAREHOLDERS PAID
DURING THE PAST 5 YEARS
Nominal Chilean pesos per share
	Interim	Interim	Final	Special	Capital
	dividend 1	dividend 2	Dividend	Dividend	distribution

Fiscal Year 2004	131.44	130.00	58.85	394.33(1)	-
Fiscal Year 2005	11.00	-	15.31	50.99(1)	-
Fiscal Year 2006	11.00	-	13.44	-	41.99(3)
Fiscal Year 2007	6.00	-	5.28		51.00(4)
Fiscal Year 2008	6.00		12.41(2)		41.00(5)

(1) Charged to retained earnings.
(2) Final dividend to be submitted for approval at the April 2009 Shareholders’ Meeting, in the amount of Ch$ 11,874,483,190, equivalent to Ch$ 12.40599 per share.
(3) At the Special Shareholders’ Meeting held on April 20, 2006, a capital reduction was approved in the amount of Ch$ 40.200 billion, or Ch$ 41.99991 per share, and was carried out on June 15, 2006.
(4) At the Special Shareholders’ Meeting held on April 13, 2007, a capital reduction was approved in the amount of Ch$ 48.815 billion, or Ch$ 51 per share, and was carried out on June 12, 2007.
(5) At the Special Shareholders’ Meeting held on April 14, 2008, a capital reduction was approved in the amount of Ch$ 39.243 billion, or Ch$ 41 per share and was carried out on June 13, 2008.

34 Telefónica Chile S.A. | Annual Report 2008

Investment and Financing Policy of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries for the year 2008

General Policy

In 2007, Compañía de Telecomunicaciones de Chile S.A. (hereinafter “Telefónica Chile” or the “Company”) will focus on investing in all business areas defined in its Bylaws, with particular emphasis on the following objectives:

• Meeting the communications needs of current and prospective customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual communications services using the range of available technology, provided that the regulatory framework allows adequate profitability for shareholders.

• Expanding the Company’s activity domestically and internationally through new business opportunities in markets where its telecommunications knowledge and experience allow it to compete profitably.

• Implementing a modern management strategy aimed at maximizing Company value by innovatively and efficiently organizing employees and resources involved in the operation and development of the telecommunications business.

• Ensuring that invested funds are adequately allocated and solvency indicators are met, consistent with domestic and international economic conditions.

This policy framework is applied to the specific structure of the Telefónica Chile group of companies, with each company independently managing and optimizing its own businesses within the limits of the group’s general policies and financial controls, and subject to the decisions of each company’s own Board of Directors.

- Investment Policy

As described in the General Policy, Telefónica Chile will make the necessary investments to achieve its corporate objective, pursuant to its Bylaws and the above-described goals. To this end, the Company’s Management has sufficient power and authority to invest in the telecommunications business on the basis of the regulatory framework in effect from time to time, seeking to derive an appropriate level of profitability from its various investment projects in line with technical and economic criteria.

Telefónica Chile will invest in telecommunications-related businesses areas by undertaking projects either directly or through its subsidiaries and, if applicable, by creating and/or acquiring an interest in joint ventures or corporations.

Following is a description of the primary investment projects scheduled by the Telefónica Chile Group for 2008.

Telefónica Chile S.A. | Annual Report 2008 35

The Company

1. Areas of Investment

a) Network Infrastructure

Telefónica Chile’s network infrastructure comprises fixed telephony, data, long-distance and IP network platforms. These networks include telecommunications systems and equipment as well as associated intangible assets and provide the integrated physical, technological and operational support for the services the Company offers its customers. The associated investments are described below:

Line Plan

In 2008, Telefónica Chile will continue using available installed capacity to expand service, subject to the tariff and regulatory environment. Associated investments involve minor external work aimed at the efficient use of available capacity and internal equipment when demand and the return on such investments so warrant.

Quality of Service

Improving service quality is a vital element of management, and includes a variety of work aimed at replacing equipment, supporting the networks, preventive maintenance, corrective maintenance due to accidents and third party damage, and providing and replacing tools to better manage network capacity, thereby ensuring reliability in line with international standards.

Long Distance Voice and Data Network

Investments in this area include the ongoing development of a domestic and international fiber optic network to ensure the quality of long distance communications, and, based on the Multi-Service Network, creating the infrastructure required to support current and future bandwidth needs and maintain current quality-of-service levels..

Corporate Communications

The Company will continue to develop data network projects and implement private networks, according to demand and the requirements of customers, companies and corporations. The Company will also offer integrated solutions based on dedicated and switched communication products and services. It will also continue development of the IP network in order to provide a differentiated service offering.

b) Sale of Lines

These investments are related to the connection of residential lines, line transfers, extensions, annexes, and others.

c) Public Telephony and Terminal Equipment

These investments are necessary to maintain public telephones and purchase basic terminal equipment for the marketing and sale of lines and advanced equipment with new features that provide new services.

d) Interconnections

These investments include interconnections with long distance carriers, fixed telephone companies, mobile telephone companies and Internet service providers (ISPs). They also include investments in the various services related to network unbundling.

e) Process Management Support Information Systems

These investments are necessary to provide Telefónica Chile with the information technology infrastructure required to automate and coordinate its business processes and better serve its customers, in line with the most efficient global practices.

f) Broadband and Internet Expansion

Telefónica Chile will continue to implement broadband technologies through the integration of xDSL platforms and

36 Telefónica Chile S.A. | Annual Report 2008

technologies, deployment of wireless developments (Wi-Fi), addition of new services for broadband customers, remote monitoring and security services, among other initiatives.

g) Television and Contents

In 2008, Telefónica Chile will continue developing and investing in the business of television signal distribution and entertainment through digital and interactive media.

h) Other Businesses

Through its subsidiary Telefónica Empresas, Telefónica Chile will promote web hosting, transaction services, telecommunications outsourcing services and computer services for corporate clients.

i) Other Investments

These include investments in office and computer equipment for administrative areas, the improvement of administrative and customer service spaces and other minor investments.

2. Estimated Investment

Telefónica Chile’s maximum investment limit will be based on the cost of implementing the projects previously defined under Areas of Investment, within the regulatory framework, in order to allow the Company to meet new customer demand using existing capacity. The investments are expected to ensure an appropriate return for the Company, provide new services as required by corporate customers, maintain high quality- of-service levels, and support operational and administrative management based on the demands of the Company’s growing customer base.

The maximum investment in partnerships or corporations, both domestically and internationally, is set at 25% of shareholders’ equity on the last consolidated quarterly balance sheet filed with the Superintendencia de Valores y Seguros (Chilean Securities Exchange Commission).

3. Investment in Financial Instruments

Investments will also be made in financial assets in order to maximize the yield from cash surpluses and offer adequate protection for Company liabilities denominated in various currencies and subject to variable interest rates. The investment portfolio will be diversified along the lines of liquidity, profitability and issuer risk as determined by Company Management, taking also into consideration the coverage of liabilities.

4. Role in Controlling Areas of Investment

Since its investment projects are primarily related to its own line of business, the Telefónica Chile group of companies has control over the projects’ various stages of development. Should new business ventures require third-party involvement the Company will enter into appropriate agreements to define the relationship with such third parties.

Telefónica Chile S.A. | Annual Report 2008 37

II.- Financing policy

In 2008, emphasis will be placed on seeking alternatives to strengthen the Company’s financial structure through new financing arrangements and current debt renegotiation.

The financing sources for 2008 investments will be managed in keeping with the Company’s long-term Financial Plan. The funding required during 2008 will be obtained internally; through traditional borrowing; from the sale and leasing of real estate and other property, with or without purchase options; from public or private debt instruments, whether convertible or not, in Chile or abroad; through loans from financial institutions; and in the form of supplier credit, securitization of assets and capital contributions, if strategic considerations so warrant. Other financing alternatives available on the local and international financial markets may also be considered if they provide an adequate liability structure and minimize costs.

Internal resources include book depreciation, other amortization and net profits for the period.

The maximum consolidated debt-to-equity ratio (indebtedness) of the Telefónica Chile group of companies may not exceed 1.6. Indebtedness shall be defined as the result of dividing Debt by Equity. “Debt” shall be defined as total consolidated liabilities, and “Equity” as the difference between total consolidated assets and consolidated liabilities. All figures used to calculate this ratio shall be computed as of the same date and in constant currency.

The Company will obtain external financing from financial institutions and on the public market, and will finance its subsidiaries as needed.

III.- Management’s Authority to Enter into Agreements with Creditors Providing for Guarantees and Restrictions on the Distribution of Dividends.

Notwithstanding restrictions provided by law or the Bylaws regarding collateral or security interests securing third party obligations, the Company’s management shall not agree to furnish collateral or security interests to secure the obligations of the Company or third parties other than subsidiaries unless such action is approved at a Special Shareholders´ Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase of real estate or other property secured by the assets being purchased.

The Company may agree with creditors to restrict the distribution of dividends only if so approved at a shareholders’ meeting.

38  Telefónica Chile S.A. | Annual Report 2008

IV.- Assets Essential to the Operation of Compañía de Telecomunicaciones de Chile S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. include all networks and switching centers, primary facilities and equipment in service, including real estate and easements required by these facilities for their operation and protected under the respective licensing decrees. Notwithstanding the foregoing, such assets may be modified or replaced in the event of technical or economic obsolescence.

The essential assets of Compañía de Telecomunicaciones de Chile S.A. additionally include 51% of the capital stock of Telefónica Larga Distancia S.A and Telefónica Empresas Chile S.A., and the assets required to operate such companies, whether owned by such companies or under lease from Compañía de Telecomunicaciones de Chile S.A. and protected under the respective licensing decrees, as well as any assets modifying or replacing the above for reasons of technical or economic obsolescence.

Furthermore, should either of the subsidiaries Telefónica Larga Distancia S.A or Telefónica Empresas Chile S.A. intend to dispose of any or all of the assets indicated in the foregoing paragraph, Compañía de Telecomunicaciones de Chile S.A. shall call a special shareholders´ meeting to determine its position regarding the sale and the terms thereof.

V.- Management’s Authority to Execute, Amend or Terminate a Purchase, Sale or Lease Agreement for Goods and Services Required for the Normal Operation of Compañía de Telecomunicaciones de Chile S.A.

In addition to the power and authority vested in it, the Company’s management shall, pursuant to its Bylaws, have sufficient power and authority to execute, amend or terminate, within the applicable legal framework, any purchase, sale or lease agreements for goods and services required for the normal operation of the Company, subject to prevailing market conditions for goods or services of the same type, quality, characteristics and condition.

However, Management may not dispose of any assets or ownership rights deemed essential to its operation without prior approval at a special shareholders’ meeting.

Telefónica Chile S.A. | Annual Report 2008 39

Board of Directors

In accordance with the Company’s Bylaws, the Board of Directors is comprised of seven directors and their respective alternates.

Six directors and their alternates are elected by holders of Series A shares, and one director and his/her alternate by holders of Series B shares. Alternate directors take part in Board meetings and may only vote in the absence of their respective director. Company Bylaws require that the director and alternate director elected by holders of Series B stock be shareholders in the Company.

If a vacancy occurs on the Board of Directors, the respective alternate director will assume the duties of the vacant directorship for the remainder of the term. Upon any alternate director’s resignation, death, or legal disqualification, the Board may appoint a replacement to serve until the next General Shareholders’ Meeting, where elections shall be held for the entire Board.

The current Board of Directors of Telefónica Chile was elected at the General Shareholders’ Meeting held on April 13, 2007 for a three-year term, with the exception of Raúl Morodo Leoncio, who was appointed on April 23, 2008 for the remainder of the period.

At December 31, 2008, the Board of Directors is made up of the following directors and alternates:

Series A Directors

Chairman
EMILIO GILOLMO LÓPEZ
Tax ID No.: 22.161.867 -K
Bachelor’s Degree in Law, Universidad de Madrid, Spain

Vice Chairman
NARCÍS SERRA SERRA
Tax ID No.: 48.094.895 -5
Bachelor’s Degree in Economics, Universidad de Barcelona, Spain
Ph.D. in Economics, Universidad Autónoma de Barcelona, Spain

ANDRÉS CONCHA RODRÍGUEZ
Tax ID No.: 4.773.967 -5
Commercial Engineer, Universidad de Chile

FERNANDO BUSTAMANTE HUERTA
Tax ID No.: 3.923.309 -6
Accountant-Auditor, Universidad de Chile

PATRICIO ROJAS RAMOS
Tax ID No.: 7.242.296 -1
Economist, Universidad Católica de Chile
Ph.D. in Economics, Massachusetts Institute of Technology, USA

HERNÁN CHEYRE VALENZUELA
Tax ID No.: 6.375.408 -0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of Chicago, USA

Series B Director
MARCO COLODRO HADJES
Tax ID No.: 4.171.576 -6
Economist, Universidad de Chile
Ph.D. in Economics, Université de Paris, France

40 Telefónica Chile S.A. | Annual Report 2008

Serie A Alternate Directors

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ
Tax ID No.: 48.088.631 -3
Bachelor’s Degree in Economics, Universidad Complutense de Madrid, Spain

MANUEL ÁLVAREZ TRONGE ZINDER
Tax ID No.: 48.103.713 -1
Attorney-at-law, Universidad de Buenos Aires, Argentina

RAUL MORODO LEONCIO
Tax ID No.: 48.117.131 -8
Attorney-at-law, Universidad de Salamanca.
Ph.D. in Law, Universidad de Salamanca

MARIO VÁZQUEZ MARI
Tax ID No.: 48.110.598 -6
Public Accountant, Universidad de Buenos Aires, Argentina

BENJAMÍN HOLMES BIERWIRTH
Tax ID No.: 4.773.751 -6
Commercial Engineer, Universidad de Chile

CARLOS DÍAZ VERGARA
Tax ID No.: 7.033.701 -0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of California (UCLA), USA.

Series B Alternate Director

ALFONSO FERRARI HERRERO
Tax ID No.: 48.078.156 -2
Industrial Engineer, Universidad Politécnica de Madrid, Spain MBA, Harvard University, USA.

Secretary of the Board of Directors
VÍCTOR LIONEL GALILEA PAGE
Tax ID No.: 7.033.565 -4
Attorney-at-law, Universidad de Chile

Compensation of the Board of Directors

Each Telefónica Chile director and alternate director receives monthly compensation (fees) equal to 120 UTM (Chilean inflation-adjusted monetary unit, equivalent to Ch$ 37,652 at December 31, 2008) for attending Board meetings, being required to attend at least one meeting per month. The Chairman of the Board of Directors receives twice the compensation paid to each director, while the Vice Chairman receives 1.5 times the compensation of each director. Directors’ compensation is approved annually at the General Shareholders’ Meeting, and represents the sole compensation paid to the Directors.

Subsidiaries pay no compensation to their directors.

Telefónica Chile S.A. | Annual Report 2008 41

2008 Board of Director’s Expenses

From January 1 to December 31, 2008, the Board of Directors received the following total gross compensation:

COMPENSATION OF THE BOARD OF DIRECTORS
Compañía de Telecomunicaciones de Chile S.A.

		Compensation	Compensation
		2008 Fiscal Year	2007 Fiscal Year
		(In Ch$ at 12/31/2008)	(In Ch$ at 12/31/2007)

Emilio Gilolmo López (1)	Chairman	98,295,670	98,712,838
Narcís Serra Serra	Vice Chairman	73,699,263	74,121,495
Andrés Concha Rodríguez	Series A Director	53,621,393	49,405,357
Fernando Bustamante Huerta	Series A Director	53,621,393	49,405,357
Patricio Rojas Ramos	Series A Director	53,621,393	49,405,357
Hernán Cheyre Valenzuela	Series A Director	53,621,393	49,405,357
Marco Colodro Hadjes	Series B Director	53,621,393	49,405,357

José María Alvarez-Pallete López	Series A Alternate	31,225,088	49,445,444
Manuel Alvarez Tronge (1)	Series A Alternate	40,262,339	32,986,058
Luis Cid Alonso (2)	Series A Alternate	0	45,298,717
Benjamín Holmes Bierwirth	Series A Alternate	53,621,393	49,405,357
Carlos Díaz Vergara	Series A Alternate	53,621,393	49,405,357
Mario Vázquez Mari (3)	Series A Alternate	53,621,393	36,901,969
Alfonso Ferrari Herrero	Series A Alternate	44,707,451	41,156,732
Raúl Morodo Leoncio (2)	Series B Alternate	40,047,313

Total		757,208,268	724,460,752

(1) On Aplril 27, 2006 the Board of Directors of Telefónica Chile approved various changes in its makeup. It accepted the resignations tendered by Series A Director and Chairman of the Board Mr. Bruno Philippi. Mr. Emilio Gilolmo López was apppinted Series A director and Chairman of the Board. At the same meeting, Series A Alternate Directors Messrs. Juan Carlos Ros and Guillermo Ansaldo resigned and were replaced, respectively, by Messrs. Manuel Alvarez Trongé and Manoel Amorin.
(2) On November 21, 2007 resigned as Series A Alternate Director and were replaced by Mr. Raúl Morodo Leoncio as of April 23, 2008.
(3) On April 23, 2007 was designed as Series A Alternate Director.

2008 Board of Director’s Expenses

In 2008, additionally to the cost of the cellular equipment assigned to each Board member, the Company incurred expenses of foreing legal advicing associated with legal opinions required from directors in relation with Telefónica’s Tender offer. These expenses amounted to US$90,000.

Corporate Oversight and Governance

Director’s Committee

Pursuant to Article 50 bis of Law 18,046, all publicly held companies having market capitalization greater than or equal to UF 1,500,000 must appoint a “Directors’ Committee,” comprised of three directors, the majority of whom must be independent of the controlling shareholder.

42 Telefónica Chile S.A. | Annual Report 2008

The members of the Directors’ Committee were elected by the Board of Directors at a meeting held on April 23, 2007, and are as follows:

Director	Alternate
Emilio Gilolmo López	José María Álvarez-Pallete López
Patricio Rojas Ramos*	Benjamín Holmes Bierwirth*
Hernán Cheyre Valenzuela*	Carlos Díaz Vergara *

*Director independent of controlling shareholder.

Director’s Committee Budget and Compensation

The 2008 Directors’ Committee budget and monthly compensation were approved at the General Shareholders’ Meeting held on April 14, 2008. Each director and alternate receives a monthly compensation of UF 30, provided he/she has attended at least one meeting during the month. It was also agreed to maintain the operating budget of the Directors’ Committee at Ch$ 75 million. The Committee did not make use of this budget.

Directors’ Committee Duties and Activities

As provided by law, the duties of the Directors’ Committee are: to review the internal and independent auditors’ reports, balance sheet and other financial statements as presented by management and to issue an opinion prior to their presentation to the shareholders; to suggest independent auditors and risk rating agencies to the Board of Directors for subsequent submittal at Shareholders’ Meetings; to examine, and report on, the background of any transactions relating to Articles 44 and 89 of the Corporations Act; to review the compensation and bonuses received by the chief executive officer and senior executives; and any other duty entrusted to such Committee under the Bylaws, pursuant to a Shareholders’ Meeting or by the Board of Directors.

In 2008, the Directors’ Committee held monthly meetings, reviewing matters within its jurisdiction, including the following transactions, which were subsequently approved by the Board of Directors at the Committee’s recommendation.

		Compensation	Compensation
		2008 Total	2007 Total
		(In Ch$ at 12/31/08)	(In Ch$ at 12/31/2007)

Emilio Gilolmo López	Series A Director	7,029,125	7,054,482
Patricio Rojas Ramos	Series A Director	7,666,210	7,061,471
Hernán Cheyre Valenzuela	Series A Director	7,666,210	7,061,471
José María Alvarez-Pallete López	Series A Alternate	-	-
Benjamin Holmes Bierwirth	Series A Alternate	7,666,210	7,061,471
Carlos Díaz Vergara	Series A Alternate	7,666,210	7,061,471
Total		37,693,965	35,300,366

Telefónica Chile S.A. | Annual Report 2008 43

JANUARY:
Telefónica Empresas Chile S.A.
At meeting No. 676 held on January 30, 2008, Telefónica Empresas Chile S.A. was awarded a two-year general contract for US$1,408,833 as well as a regular purchase in the amount of US$ 231,356, to cover the first dour months of 2008 in terms of satisfying the service demand of SME and Wholesale clients requiring a Cisco router.

MARCH
Casiopea re
At meeting No. 677 held on March 5, 2008, the Committee agreed to renew the insurance on the assets of Telefónica Chile and its subsidiaries with Casiopea Re (the reinsurance company of Grupo Telefónica) for the March 31, 2008 to March 31, 2009 period, pursuant to a policy issued by Mapfre Seguros Generales. This insurance coverage includes, but is not limited to, the risks of fire, natural disasters, theft and assault, securities remittance and employee disloyalty. The insured amount totals US$2.669 billion, including buildings, internal equipment, external facilities (excluding aerial cable), inventory, office furniture and equipment, computer equipment, radio and transmission equipment and operating revenues. The premium is US$ 987,071, substantially lower than the average market rate, with a claim limit of US$ 400 million.

Regional Synergies Project.
At meeting No. 677 held on March 5, 2008, the Committee approved the allocation of € 3.5 million to the Regional Synergies projects in order to continue the Synergies and Efficiencies projects that had been approved for the 2007 fiscal year for a total of € 670,000. These projects produce a savings of approximately € 16.9 million.

APRIL:
Telefónica Móviles Chile S.A.
At meeting No. 679, held on April 23, 2008, the following was approved:

1) Execution of leasing agreements for commercial space with Telefónica Móviles Chile S.A. (a Grupo Telefónica company), aimed at increasing Telefónica Chile’s presence in nontraditional venues such as shopping centers and supermarkets and reducing leasing expenses. Telefónica Móviles Chile S.A. was also tasked with negotiating Telefónica Chile’s current leasing agreements for a commission equal to 1- 2% of the negotiated monthly rent.
2) Execution of subleasing agreements with Telefónica Móviles Chile S.A. for the use of space to sell its products at 14 commercial offices leased by Telefónica Chile. The transaction as a whole represents 82 UF in additional monthly income for Telefónica Chile. The sublease prices were determined on the basis of market levels.
3) Execution of a leasing agreement with Telefónica Móviles Chile S.A. for 1,411 square meters in the Bustamante building, including parking spaces, for a monthly rent of UF 1001.84. The rental price is based on market prices and a Universidad de Chile study.

JUNE:
Atento Chile S.A.
At meeting No. 681 held on June 18, 2008, the Commission approved extending the Televentas Outbound agreement for the SME segment with Atento Chile S.A., a Grupo Telefónica company, to August 31, 2008, for an approximate total of US$ 950,000.

JULY:
Telefónica International Whosales Services S.L.
At meeting No. 682 held on June 22, 2008, the Committee approved the execution of an agreement between subsidiary Telefónica Larga Distancia S.A. and Telefónica International Wholesale Services S.L., a Grupo Telefónica company, as provider of the PSNT-OUT service, similar to the service provided by Skype, which covers only international calls to a Telefónica Chile customer. This transaction will create US$ 80,000 in revenues from access charges and technological positioning benefits for Grupo Telefónica Chile.

Telefónica International Whosales Services Chile S.A.
At meeting No. 682 held on July 22, 2008, the Committee approved the execution of an agreement between subsidiary Telefónica Multimedia Chile S.A. and Telefónica International Wholesale Services Chile S.A., a Grupo Telefónica company, for satellite leasing in connection with the satellite TV (DTH) business. The prices for 2006, 2007 and 2008 total US $5.6 million.

AUGUST:
At meeting No. 683 held on August 27, 2008, the Committee approved the report on related transactions approved between January and June 30, 2008, and agreed to Management-approved transactions in amounts under US$ 250,000.

44 Telefónica Chile S.A. | Annual Report 2008

SEPTEMBER:
Atento Chile S.A.
At meeting No. 684 held on September 25, 2008, the Committee approved extending the Outbound Telesales Agreement with Atento Chile S.A.(a Grupo Telefónica S.A. company) for the SME segment up to December 2008, for a monthly sales cost of Ch$ 31,000.

NOVEMBER:
Telefónica Multimedia Chile S.A.
At meeting No. 688 held on November 19, 2008, the Committee approved the Computer Services Agreement executed on December 15, 2006 by Compañía de Telecomunicaciones de Chile S.A. and Telefónica Multimedia Chile S.A. for approximately Ch$ 115 million per year.

Telefónica Multimedia Chile S.A.
At meeting No. 688 held on November 19, 2008, the Committee approved the Engineering and Network Maintenance Agreement executed on September 1, 2006 by Compañía de Telecomunicaciones de Chile S.A. and Telefónica Multimedia Chile S.A for approximately Ch$ 300 million per year.

Telefónica Empresas Chile S.A
At meeting No. 688 held on November 19, 2008, the Committee approved the Service Agreement executed on February 23, 2007 by Telefónica Multimedia Chile S.A. and Telefónica Empresas Chile S.A. for approximately Ch$ 30 million per year.

Telefónica International Wholesale Services Chile S.A.
At meeting No. 688 held on November 19, 2008, the Committee approved extending the capacity leasing service for the Santiago (Chile) - Lurin (Peru) circuit via fiber optic link intended to carry CAS control signals. The agreement was entered into between TIWS Chile S.A. and Telefónica Multimedia Chile S.A., for approximately US$ 354,000 per year.

DECEMBER:
Telefónica Larga Distancia S.A.
At meeting No. 689 held on December 18, 2008, the Committee approved the execution of a Framework Services Agreement between Telefónica Chile and Telefónica Larga Distancia.

Purpose: To bring under a single agreement all services provided by Telefónica Larga Distancia to Telefónica Chile pursuant to previous contracts. These services include: a) Domestic Long Distance Circuit, E1, E3, STM, STM-1 and STM-4 Services with estimated annual billings of Ch$ 11.300 billion; b) Domestic Long Distance Service for TV with estimated annual billings of Ch$ 300 million; c) Use of the Advanced Services Platform (PSA), with estimated annual billings of Ch$ 1.6 billion; d) Satellite Services, with estimated annual billings of Ch$ 700 million; e) International Internet Access Service (NAP), with estimated annual billings of Ch$ $12.2 billion; and f) Domestic Flexible Access Service, with estimated annual billings of Ch$ 12.4 billion.

Atento Chile S.A.
At meeting No. 689 held on December 18, 2008, the Committee approved the execution of a Services Agreement between Telefónica Chile and ATENTO. Purpose: Professional Services (Task Force) provided by ATENTO to Telefónica Chile for deploying 3 platforms needed for the Company’s provision process, for a total of Ch$ $732 million, including: a) Deployment of a single line dispatch and closing model; b) Redesign of the facility failure and service modification process; and c) Technical feasibility.

Telefónica Gestión de Servicios Compartidos Chile S.A. At meeting No. 689 held on December 18, 2008 the Committee approved the purchase of 1 share of Telemergencia from t-gestiona for Ch$ 205,793, leading to the dissolution of Telemergencia as Telefónica Chile came to hold 100% of the outstanding shares.

Compliance with the Sarbanes-Oxley Act

The Sarbanes-Oxley Act, enacted in July 2002, contains various requirements aimed at protecting shareholders through mechanisms designed to prevent financial fraud and ensure the accuracy, completeness, reliability, intelligibility, and timeliness of information presented to the markets.

Starting in 2006, the Company requires the opinion of its independent auditors on internal control over financial reporting as part of form 20-F filed with the Securities and Exchange Commission (SEC). An Internal Control Assessment was done by the Internal Audit Office, with the participation and supervision of the independent auditors. The purpose of this endeavor is to lay a foundation for the opinions required under both the corporate internal regulations and the SEC (Securities and Exchange Commission) and PCAOB (Public Company Accounting Oversight Board) standards.

Telefónica Chile S.A. | Annual Report 2008 45

The 2007 20-F form included the independent auditors’ opinion on internal control over financial reporting, and there were no remarks on areas needing improvement.

Audit Committee:

On July 21, 2005, an Audit Committee was created with three independent members pursuant to the requirements of the Sarbanes-Oxley Act. Its primary duties relate to independent audits, disclosure of financial statements, and internal audits.

At the Board of Directors’ Meeting held on April 23, 2008, Andrés Concha Rodríguez was appointed as Committee Chairman and Alfonso Ferrari Herrero and Hernán Cheyre Valenzuela were appointed as Committee Members. Mr. Cheyre Valenzuela was also designated as financial expert.

Audit Committee Budget and Compensation:

Compensation for committee members and the committee’s budget for 2008 were approved at the General Shareholders’ Meeting held on April 14, 2008. Each member receives compensation equal to 15 UF per meeting, with a maximum limit of six meetings per year. The annual operating budget is Ch$37 million.

In 2008, the Committee did not make use of this budget.

	Compensation	Compensation
	2008 Total	2007 Total
	(in Ch$ at 12/31/08)	(in Ch$ at 12/31/07)

Andrés Concha R.	1,279,344	1,470,530
Hernán Cheyre V.	1,279,344	1,470,530
Alfonso Ferrari H.	320,980	588,042
Total	2,879,668	3,529,102

Complaint Desk:

The Complaint Desk, created specifically to address matters related to accounting, internal control, and financial reporting, commenced operations in July 2005. An electronic service was set up for this purpose pursuant to the requirements of the Sarbanes-Oxley Act. The Audit Committee receives and is responsible for channeling any complaints submitted.

Policy on Independent Auditor Services:

Telefónica Chile maintains a control policy on “Prior approval of services to be rendered by the Independent Auditor.” This policy provides criteria for the Company and its subsidiaries when engaging an Independent Auditor to render services other than auditing services, thus ensuring that an Independent Auditor is only engaged for cases that are duly warranted. This policy distinguishes between audit services, non-audit services, and prohibited services.

Assessment of Internal Control over Financial Reporting:

In 2006, form 20-F for the first time included the independent auditors’ opinion on internal control over financial reporting, in compliance with international guidelines (Rule SOX, section 404), and there were no remarks on areas needing improvement. Since 2004, the Company has used an Internal Control Assessment Model for financial reporting that was created in coordination with Grupo Telefónica pursuant to current legislation. This model is consistent with internal policies regarding market communications and reporting, and is in compliance with internal policies on record-keeping, communication and oversight of financial and accounting information, among other policies. As in previous years, this model was applied in 2008.

46 Telefónica Chile S.A. | Annual Report 2008

Management Organization and Human Resources

Code of Ethics and Code of Conduct:

Published in September 2003, the Code of Ethics of Telefónica Chile summarizes and formalizes the principles and values upheld by the Company in its dealings with customers, suppliers, employees, shareholders, and society at large. The full document is available at www.telefonicachile.cl, in the Investors Corporate Governance section.

In May 2007, to supplement the existing Code of Ethics, Telefónica Chile’s Board of Directors approved a Code of Conduct. This is a series of general standards associated with honesty and trust, respect for the law, integrity, human rights and specific principles aimed at ensuring the confidence of customers, professionals, shareholders, suppliers and society in general. All workers must be familiar with these principles.

The Ethics Committee assumes the duties, authority and administration of the Code of Conduct Office, which issues ethics directives, conducts process reviews, examines questions, complaints or allegations filed by employees, suppliers or shareholders, and promotes the policies needed for proper observance of the relevant principles.

Loan Policy

Loans to executives are prohibited as of July 2002.

Market Reporting Policy

Effective as of 2005, this policy is designed to determine the actions and controls to be considered when reporting information to the markets, whether such reporting is done pursuant to legal provisions or at the Company’s initiative.

Other measures:

Certification of Annual Financial Statements: The Financial Statements contained in the annual report, form 20-F, filed with the Securities and Exchange Commission (SEC) for 2003, 2004, 2005, 2006 and 2007 have been certified by the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to the requirements of the Sarbanes-Oxley Act. Moreover, the 20-F 2006 form and 20-F 2007 form include the opinion of the independent auditors (Ernst & Young) on internal control over financial reporting.

Telefónica Chile S.A. | Annual Report 2008 47

Management
Organization
and Human
Resources

Organizational Structure Year 2008

48 Telefónica Chile S.A. | Annual Report 2008

Management Organization and Human Resources

Senior Executives

José Molés Valenzuela
Chief Executive Officer
Tax I.D. No.: 14.716.213 -8
Electronics and Automation Engineer, UNED, Spain
MBA, Universidad de Deusto, Spain

Management
Fernando García Muñoz
Director, Management and Resource Control
Tax I.D. No.: 22.034.065 -1
B.A. in Economic Sciences, Cunef Universidad Complutense
MBA Instituto de Empresa, Spain

Víctor Galilea Page
General Counsel
R.U.T.: 7.033.565 -4
Attorney-at-Law, Universidad de Chile

Isabel Margarita Bravo Collao
Finance Manager
Tax ID. No.: 7.011.482 -8
Commercial Engineer, Universidad de Santiago de Chile

Francisco Javier de Miguel Del Val
Auditing Director
Tax I.D. No.: 22.381.649 -5
Attorney-at-Law, Universidad Autónoma de Madrid, Spain

Rubén Sepúlveda Miranda
Director of Human Resources
Tax I.D. No.: 9.673.127 -2
Commercial Engineer, Universidad Santiago de Chile
Diploma, Strategic HR Management, Universidad Adolfo Ibáñez
Master’s Degree in HR Administration and Management,
Universidad de Santiago de Chile

Roberto Muñoz Laporte
Director of Strategic Planning and Corporate Development
Tax I.D.No.: 9.459.242 -9
Industrial Civil Engineer, Universidad de Chile

Francisco Ceresuela Muñoz
Institutional Affairs Manager
Tax I.D.No.: 6.625.135 -7
Attorney-at-Law, Universidad de Chile
Master in Corporate Legal Consulting, Instituto de Empresa, Spain

Business Areas
Rafael Zamora Sanhueza
Director, Telefónica Empresas
Tax I.D. No.: 9.672.415 -2
Industrial Civil Engineer, Universidad de Chile
Master’s Degree in Industrial Engineering, Universidad de Chile

Juan Antonio Etcheverry Duhalde
Director, Residential Services
Tax I.D. No.:10.065.378.8
Industrial Civil Engineer, Universidad de Chile

Mauricio Monteiro de Azevedo
Director, Business Affairs
Tax I.D. No.: 48.113.525 -7
Production Engineer, Universidad Federal de Río de Janeiro, Brasil
MBA University of Michigan

Humberto Soto Velasco
Director, Regulation and Resellers
Tax I.D. No.: 7.368.613 -K
Electrical Civil Engineer, Universidad de Chile

César Valdés Morales
Director, Commercial and Administrative Services
Tax I.D. No.: 9.473.722 -2
Industrial Civil Engineer, Universidad Católica de Chile

Manuel Plaza Martín
Vice President of Network Services
Tax I.D. No.: 22.150.992 -7
Industrial Technical Engineer, Escuela Universitaria de Valladolid, Spain

Telefónica Chile S.A. | Annual Report 2008 49

Management
Organization
and Human
Resources

Executive Compensation and Incentive

Executive Compensation

Gross compensations and bonuses paid in 2008 to the executives of the Company and its subsidiaries, including the Chief Executive Officer and senior management, totaled Ch$ 8.043 billion (salary plus bonuses). In addition, overall benefits paid to these Company and subsidiary executives in fiscal-year 2008 totaled Ch$ 563 million.

Incentive Plan

The executive compensation plan of Telefónica Chile and its subsidiaries includes an annual incentive plan based on achievement of objectives, individual performance, and contribution to Company results, with a view to linking and directing individual and group efforts to the corporate business strategy.

Human Resources

At December 31, 2008, Telefónica Chile’s personnel included 3,892 permanent employees at the parent company and 672 at subsidiaries, for a consolidated total staff of 4,513, broken down as follows:

	Parent Co.	Subsidiaries	Total 2008	Total 2007	08/07 Change

Management and highly specialized staff	151	40	191	194	-3
Direct supervisors and specialized staff	390	71	461	408	53
Professionals	1,426	324	1,750	1,869	-119
Technicians and operators	1,925	186	2,111	1,820	291
Total	3,892	621	4,513	4,291	222

Staff increased by 5.2% (from 4,291 to 4,513) in 2008 compared to the previous year, mainly due to the opening of zone branch offices under a new customer service model. In addition, the Company completed an insourcing process in which individuals contracted as direct labor were hired as permanent Company employees. It should be noted that the Company decided in 2008 to end the business associated with subsidiary Telemergencia.

Labor Relations

In 2008, the collective labor agreement with the Chilean Telecom Union SINTELFI (which has the highest membership in the Company, representing 1,605 employees or 35.6% of the staff) was negotiated in advance of its expiration, achieving a model that modified the parameters for annual compensation and incentive adjustments, basing them on performance, productivity and alignment with business objectives.

Work on the Labor Agenda continued with each of the unions, covering subjects of mutual interest and providing reports on the Company’s action in furtherance of the four strategic pillars (Shareholders, Customers, Employees and Society) and its quarterly financial results. Achievements under the Agenda include the deployment of a nationwide biometric attendance record and the progress made by an internal bipartisan committee dealing with more complex labor issues.

50 Telefónica Chile S.A. | Annual Report 2008

Training and Development

As part of the Company’s strategic “AHORA” plan, a new training model was launched in 2008 to align and maximize individual and collective contributions to Company results by molding individual skills to fit the requirements of the various positions, processes, duties, and business demands. This training model was three-pronged, as follows:

Corporate Training: Corporate and transversal action designed to tackle the Company’s strategic needs and/or business requirements, involving the entire organization.

Area transversal training: Action required as the result of projects or business needs affecting a given area or unit.

Job-specific training: Specific action designed to improve individual employee’s skill, knowledge, attitudes and performance in view of the duties inherent to their job position.

In 2008, use of this new model brought about a 20% increase in the number of participants and a 120% increase in training hours inside the Company. This was reflected as a positive trend in organizational climate surveys.

Organizational Climate

The 2008 objective was to work on consolidating an organizational climate model that promotes climate management through systematic improvements in employee satisfaction and organizational results.

During the year, the Human Resources area promoted transversal action designed to improve the workers’ quality of life. Efforts included the launching of an individual and team recognition program and leadership agendas aimed at fostering direct communication and closer leadership.

In the 2008 “Great Place to Work” survey, Telefónica Chile advanced 30 places and is now ranked 36th in the country. Employee satisfaction rose from 64% in 2006 to 79% in 2008, which for the Company meant climbing from 123rd to 36th place, a leap of 87 places among the more than 200 companies that participate in this survey.

Quality of Life

To foster a “distinctive” culture, new programs promoting quality of life inside the organization were launched in 2008 as part of the “Employee Promise” contained in the Company’s Strategic Plan.

Among the most relevant is the “Club Telefónica,” a nonprofit association created for Company employees and offering sports, cultural and social pursuits that encourage participation and collaboration and promote integrated work, personal and family development.

A number of cultural, sports and social activities were held during the year to improve employee satisfaction by creating a good workplace climate that helps achieve Company results.

In addition, employees participated in project contests to obtain funds and financing for sports, recreational and cultural activities designed to suit their individual and team interests, tastes and motivations. As a result of this initiative, in which approximately 3,000 people participated, 87 projects were selected at the national level.

Telefónica Chile S.A. | Annual Report 2008 51

Additional	Telemergencia, a subsidiary that provided
Information	home alarm monitoring and security services,
was dissolved as of 12.31.08.

General information

Agreements and Contracts: At December 21, 2008, there are no agreements or contracts with subsidiaries or affiliates that materially affect the operations or financial results of the parent company.
Business Relations with Subsidiaries: The business relationships of the Company’s subsidiaries and affiliates, with the exception of t-gestiona, are essentially with third parties other than Telefónica Chile or its subsidiaries and affiliates.

Subsidiaries:

Telefónica Larga Distancia S.A.
Publicly traded corporation, registered with and
regulated by the Superintendencia de Valores y Seguros
(Chilean Securities and Exchange Commission)

Corporate Purpose:

Setting up, installing, managing, marketing, and developing telecommunications facilities, equipment, systems, and terminals for the provision and operation of telecommunications services. The Company will preferentially focus on meeting the telecommunications needs of financial and social centers of development, rural and remote townships and, in general, all the telecommunications needs of the community. The Company may also provide management and/or management consulting services on telecommunications, information, and communications networks, systems and services, and, in general, fulfill any other purpose that its license allows. The Company may also be a member of organizations, institutions, associations, and study groups of an academic, professional or corporate nature as well as any type of entity directly or indirectly related to the Company’s activities. The Company may carry out the activities that comprise its corporate purpose either domestically, at the local or nationwide level, or abroad, whether directly or indirectly and on its own behalf or for third parties, through a minority or majority interest in third parties, regardless whether such corporations or other legal entities have an identical or similar purpose or otherwise.

Board of Directors:
Chairman:	Emilio Gilolmo López (1)
Vice Chairman:	José Molés Valenzuela (3)
Directors:	Juan Antonio Etcheverry Duhalde (4)
Humberto Soto Velasco (4)
Fernando García Muñoz (4)
Manuel Plaza Martín (4)
Cristián Aninat Salas (4) (5)
Chief Executive Officer:	Carolina Reyes Mercandino

Subscribed and paid-in capital:	Ch$ 49,780,830,221
Equity Interest of Telefónica Chile
(direct and indirect):	99.90%
Investment as a proportion of
parent company assets:	11.39%

52 Telefónica Chile S.A. | Annual Report 2008

Additional Information

Telefónica Empresas Chile S.A.
(Telefónica Empresas)

Corporate Purpose:

Providing, operating, and commercializing, on its own behalf or for third parties, all manner of telecommunications, information technology, and business process services; establishing and operating telecommunications networks with its own or third-party funds, as well as providing and operating present and future communications and information technology services; the design, installation, preservation, interconnection, management, maintenance, administration, importation, exportation, and leasing, as well as any other activity related to any telecommunications network and information technology; the development, integration, and marketing of equipment and systems to provide telecommunications and information technology services; the sale, promotion, distribution, coordination and management of projects, installation, consulting and marketing services as well as any other service directly or indirectly related to the aforementioned activities; the operation, either by itself or with third parties, of any other business related to telecommunications, telematics, information technologies, television, electronic data interchange and other services related to the transmission of electronic messages, development of content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, domestic, or international networks through the Internet or other future technologies; training on any aforementioned subject; and the sale of stocks, commercial paper, and securities in general.

Board of Directors:
Chairman:	Emilio Gilolmo López (1)
Vice Chairman:	José Molés Valenzuela (3)
Directors:	Manuel Plaza Martín (4)
Cristián Aninat Salas (4) (5)
Fernando García Muñoz (4)
Chief Executive Officer:	Rafael Zamora Sanhueza (4)

Subscribed and paid-in capital:	Ch$ 59,568,332,946
Equity Interest of Telefónica Chile
(direct and indirect):	99.99%
Investment as a proportion of
parent company assets:	4.11%

Telefónica Gestión de Servicios Compartidos
Chile S.A
(t-gestiona)

Corporate Purpose:

Providing management, administration, and advisory services in connection with billing, accounting, tax matters, liquid assets, finance, human resources, real estate management, security, logistics, distribution, passenger and cargo transportation, parcel post, technology, information systems and, in general, any other consulting or advisory service related to the above. The corporate purpose also includes preparing and developing courses, workshops, seminars and/or events related to training in general on any subject, including private security training.

Board of Directors:

Chairman:	José Molés Valenzuela (4)
Directors:	Cristián Aninat Salas (4) (5)
Rubén Sepúlveda Miranda (4)
Fernando García Muñoz (4)
Manuel Plaza Martín (4)
Chief Executive Officer:	Antonio Vivancos Cerezo (4)

Subscribed and paid-in capital:	Ch$1,341,593,902
Equity Interest of Telefónica Chile
(direct and indirect):	99.99%
Investment as a proportion of parent
company assets:	0.10%

Telefónica Chile S.A. | Annual Report 2008 53

Additional Information

Fundación Telefónica Chile

Corporate Purpose:

Contributing to improving the living conditions of the most disadvantaged sectors of society, such as children, the elderly, and the disabled, through the study and development of social and health-related applications of telecommunications; encouraging education and equal opportunity through the application of new information technologies to the learning process; contributing to programs exclusively devoted to information on learning processes; supporting development programs aimed at the most disadvantaged socio-economic groups and organized by prestigious nonprofit institutions well known in the communities where such programs are carried out; and contributing to, conducting, and promoting research, development and the dissemination of information on science, technology, culture, and the arts.

Board of Directors:

Chairman:	Emilio Gilolmo López (1)
Directors:	José Molés Valenzuela (3)
Arturo Fontaine T.
David Gallagher P.
Alberto Etchegaray A.
Javier Nadal (6)
Francisco Serrano (6)
María Antonia Juste (6)
Oliver Alexander Flögel (6)
María Fernández de Córdoba (6)
Jorge Martina Aste (6)
Chief Executive Officer:	Francisco Aylwin Oyarzún

Subscribed and paid-in capital:	Ch$ 513,487,133
Equity Interest of Telefónica Chile
(direct and indirect):	50.00%
Investment as a proportion of
parent company assets:	-

Telefónica Multimedia Chile S.A.

Corporate Purpose:

Developing, installing, maintaining, marketing, operating, and exploiting, directly or indirectly, cable, satellite, broadband television services, or television services using any physical or technical media, including basic, special or paid individual or multi-channel services, video on demand, and interactive or multimedia television services; providing or marketing, on its own behalf or for third parties, all services related to marketing, advertising, promotion, dissemination, and commercial publicity, in all its forms, in particular, in televised, radio, internet or print media; developing, marketing and distributing programming and magazines; developing and marketing all types of content; operating in the publishing, graphic arts, and print industry, with the ability to publish, produce, design, print and/or market books, brochures, magazines, newspapers, and any other type of publication, on its own behalf or for third parties; designing, managing, training, and consulting on computer technology, multimedia, networks, information systems, content structuring for the development of innovative capacities and competencies in organizations and for individuals and performing all activities and/or services directly or indirectly necessary for fulfillment of the aforementioned purpose.

Board of Directors:

Chairman:	José Molés Valenzuela (3)
Directors:	César Valdés Morales (4)
Juan Antonio Etcheverry Duhalde (4)
Humberto Soto Velasco (4)
Cristián Aninat Salas (4) (5)
Chief Executive Officer:	Pedro Assael Montaldo (4)

Subscribed and paid-in capital:	Ch$ 23,691,555,191
Equity Interest of Telefónica Chile
(direct and indirect):	99.99%
Investment as a proportion of
parent company assets:	0.43%

54 Telefónica Chile S.A. | Annual Report 2008

Additional Information

Telefónica Asistencia y Seguridad S.A
(Telemergencia) (*)

Publicly traded corporation, registered with and regulated by the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission)

Corporate Purpose:

Marketing and installing alarm equipment and stations in homes and businesses, providing alarm monitoring service through fixed and wireless communications networks, providing home and business surveillance services by means of mobile response units, and marketing and providing any service related to meeting the needs of homes and businesses, including activities as a provider of private security services.

Board of Directors:

Chairman:	José Molés Valenzuela (3)
Directors:	Cristián Aninat Salas (4) (5)
Juan Antonio Etcheverry Duhalde (4)
Fernando García Muñoz (4)
Manuel Plaza Martín (4)
Chief Executive Officer:	Eduardo Vera Canuto (4)

(*) Dissolved on 12/31/08.

Instituto Telefónica Chile S.A
(Instituto Telefónica)

Corporate Purpose:

The company’s sole purpose shall be to provide training under the terms set forth in Law 19,518, including training in private security matters.

Board of Directors::

Chairman:	José Molés Valenzuela. (3)
Directors:	Diego Martínez-Caro de la Concha Castañeda (4)
Juan Antonio Etcheverry Duhalde (4)
Manuel Plaza Martín. (4)
Cristián Aninat Salas (4) (5)

Chief Executive Officer:	Rubén Sepúlveda Miranda (4)

Subscribed and paid-in capital:	Ch$ 585,559,045
Equity Interest of Telefónica Chile
(direct and indirect):	99.99%
Investment as a proportion of
parent company assets:	-

Telefónica Chile S.A. | Annual Report 2008 55

Additional	Information
Information	on Subsidiaries
and Affiliates

Affiliates:

Atento Chile S.A.
(Atento)

Corporate Purpose:

Providing all manner of telemarketing services, including telephone sales, customer service lines, telephone collections and other marketing services, in particular, those provided in call centers or on assisted telephone technology platforms, whether for its own or for third party customers, through service agents or any other present or future technical means, whether proprietary or third-party; establishing, managing and operating customer service centers, whether for its own or for third party customers, through multi-channel platforms; providing management, consulting, and advisory services to customers in connection with all processes related to the management of call centers or customer contact centers; managing, creating, administering, upgrading, developing, analyzing and segmenting its own or third party databases; and generally taking any action necessary or convenient for achieving its corporate purpose.

Board of Directors:

Chairman:	Pedro Villar Iroumé (6)
Directors:	Santiago Gómez Rebollo (6)
Emilio Gilolmo López (1)
Oliver Alexander Flögel (6)
María Fernández de Córdoba M. (6)
Chief Executive Officer:	María Fernández de Córdoba M. (6)

Subscribed and paid-in capital:	Ch$ 15,297,359,181
Equity Interest of Telefónica Chile
(direct and indirect):	28.84%
Investment as a proportion of
parent company assets:	0.31%

Investment in other companies

TBS Celular Participaçoes S.A.
(Brasil)

Primary Activity:

Holding the shares of Compañía Riograndense de Telecomunicaciones (CRT) acquired through an international bidding process conducted pursuant to Edital (Bidding Terms) COD 04/96, or any other shares that may be offered in the future, and to perform any and all activities related to the management of CRT, as well as to acquire ownership or shareholder interests in other companies in connection with its primary activities.

Subscribed and paid-in capital:	Ch$ 171,071,430,128
Equity Interest of Telefónica Chile
(direct and indirect):	2.61%
Investment as a proportion of
parent company assets:	0.25%

(1) Chairman of the Board of Directors of Telefónica Chile
(2) Director of Telefónica Chile
(3) Chief Executive Officer of Telefónica Chile
(4) Executive of Telefónica Chile
(5) Secretary of the Board of Directors of Telefónica Chile
(6) Executive of Grupo Telefónica

56 Telefónica Chile S.A. | Annual Report 2008

Material Events

Reporting Requirements

In accordance with the provisions of Article 9 and Article 10, subparagraph two, of Law 18,045, the Securities Exchange Act, and of Section II, item B, of General Regulation No. 30 and Circulars Nos. 660, 687 and 1,737 issued by the Chilean Securities and Exchange Commission (SVS), the following are the Material Events reported to the SVS in 2008.

MATERIAL EVENTS OF THE COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

On January 30, 2008, The Company Board of Directors agreed as follows:

a) To cancel the appointment of Raúl Morodo Leoncio as Alternate Director, reported as a Material Event on December 20, 2007,
b) To call a General Shareholders’ Meeting on April 14, 2008, and
c) Pursuant to the General Dividend Distribution Policy, to submit at the General Shareholders’ Meeting a proposal to distribute a final dividend against fiscal-year 2007 earnings for a total of Ch$ 5,050,016,393, equivalent to Ch$ 5.27606 per share, which, when added to the provisional dividend paid in November 2007 in the amount of Ch$ 5,806,114,878, complies with the dividend policy provision calling for 100% distribution of net fiscal year earnings.

Reported to the Chilean Securities and Exchange Commission on January 31, 2008.

At a meeting held on March 5, 2008, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call a Special Shareholders’ Meeting, as provided in Articles 10, 57 and 67 of the Corporations Act and Articles 33 and 44 of the corporate Bylaws, on Friday, April 14, 2008, following the General Shareholders’ Meeting, at the “Claudio García Swears” Auditorium of the Company building located at No. 111 Avda. Providencia, Santiago, in order to present the following matters for the shareholders’ consideration and determination:

a) Carrying out a capital reduction of Ch$ 39,243,440,485 (equivalent to Ch$ 41 per share);
b) Amending Article Five of the Bylaws insofar as the capital reduction is concerned; and
c) Adopting the resolutions needed to implement the above changes.

Reported to the Chilean Securities and Exchange Commission on March 5, 2008.

At a meeting held on April 23, 2008, the Company Board of Directors agreed to designate Andrés Concha Rodríguez as Director and Raúl Morodo Leoncio as Alternate Director.

Reported to the Chilean Securities and Exchange Commission on April 24, 2008.

At a meeting held on September 15, 2008, in response to a request by Telefónica Internacional Chile S.A., which holds more than 10% of the Company’s voting shares, and pursuant to Article No. 3 of Law 18,048, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A agreed to call a Special Shareholders’ Meeting on October 7, 2008 at the “Claudio García Swears” Auditorium in the Company building located at No. 111 Avda. Providencia, Santiago, to approve an amendment of the corporate Bylaws eliminating the restrictions and references contained therein pursuant to Title XII of Decree Law No. 3,500. Transactions under Articles 44 and 89 of Law 18,046 will also be reported at the same meeting.

Reported to the Chilean Securities and Exchange Commission on September 16, 2008.

Telefónica Chile S.A. | Annual Report 2008 57

The Company Board of Directors agreed to accept the binding offer submitted by an international “alarm monitoring” company to purchase the customer portfolio and assets of subsidiary Telefónica Asistencia y Seguridad S.A. for Ch$ 16,356,000,000. The offered price is subject to a due diligence process and the contract will be signed within 30 days as of this date. It should be noted that the subsidiary’s assets are not essential assets and account for 0.52% of the total value of the parent company’s assets.

Reported to the Chilean Securities and Exchange Commission on September 22, 2008.

In connection with the Material Event reported to the Chilean Securities and Exchange Commission on September 22, 2008, the estimated net effect of the sale in question on Company earnings would be between Ch$ 11 and Ch$ 9.5 billion, subject to the completion of a due diligence process included in the Binding Offer document. This effect will be recorded in the fourth quarter of this year in compliance with Generally Accepted Accounting Principles in Chile, provided the transaction is formally closed within the agreed time periods. Moreover, it should be noted that this effect will have a one-time impact on fiscal year earnings and is not recurrent. It is likewise reported that the international company which made the accepted offer is not related to the Company.

Reported to the Chilean Securities and Exchange Commission on September 25, 2008.

Shareholders acting at a Special Shareholders’ Meeting held today at the request of Telefónica Internacional Chile S.A. in connection with the Telecomunicaciones de Chile S.A. Tender Offer, rejected the amendment to the Bylaws.

Reported to the Chilean Securities and Exchange Commission on October 7, 2008.

At a meeting held on October 11, 2008, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call a Special Shareholders’ Meeting at 9:30 a.m. on October 28, 2008 in the Claudio García S. Auditorium, located in the corporate building at Avda. Providencia 111. This action was taken at the request of AFP Capital S.A., AFP Cuprum S.A. and AFP Provida (which together hold more than 10% of the Company’s voting shares), pursuant to Article 58 No. 3 of Law 18,046 and in connection with the Tender Offer launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), a subsidiary of Telefónica S.A. (Spain), as set forth in the notice of commencement published in the newspapers El Mercurio of Santiago and La Tercera on September 16, 2008 and supplementary notices (the “Tender Offer”). The purpose of the Special Shareholders’ Meeting is to discuss and decide on the following matters:

1) Amending the Bylaws by eliminating Articles One bis (submission to Executive Decree 3,500); Five bis (maximum permitted concentration, minimum percentage held by minority shareholders, minimum number of unrelated shareholders and their minimum stake, restrictions on registration in stock ledger); Seventeen bis (qualified Board of Director quorum for certain transactions); Twenty Four bis (limits on Board of Directors’ powers); Twenty Eight (designation of account auditors); Thirty Two bis (approval of investment and finance policy at General Shareholders’ Meeting); Thirty Three bis (approval at Special Shareholders’ Meetings to sell essential assets or rights, create liens on such assets, and undertake advance modification of investment and financing policy); Forty bis (restriction on exercise of voting rights); Forty Five bis (qualified quorum for amending certain articles of the Bylaws); Forty Seven bis (right to remove Pension Management Funds); and Fifty One bis (sending certain information to shareholders), all of which relate to the provisions of Title XII of Executive Decree 3,500. Amendment of the Bylaws will be contingent on the Tender Offer being deemed successful on the terms of the notice of commencement and within the time period provided by law for these purposes. Amendment of the Bylaws will likewise be contingent on the Offeror modifying the terms of the Tender Offer by extending the period thereof for an additional 14 days and increasing the offered price to Ch$ 1,000 for each Telefónica Chile Series “A” share and Ch$ 990 for each Telefónica Chile Series “B” share. Finally, amendment of the Bylaws will be contingent on the Offeror stating that withdrawal of the Tender Offer under item 10 d) (2) of the Prospectus, i.e., in the event of a drop in the IPSA, will only apply if the IPSA falls more than 37.5%, as measured during the entire period of the Tender Offer or the United States Offer; 2) Reviewing transactions entered into pursuant to Articles No. 44 and 89 of the Corporations Act; 3) Adopting any decisions required to implement the aforementioned amendments, and granting the Board of Directors the broadest power and authority to carry out the proposed reforms.

58 Telefónica Chile S.A. | Annual Report 2008

Additional Information

Reported to the Chilean Securities and Exchange Commission on October 12, 2008.

On October 14, 2008, contracts were entered into for the sale of the assets and customer portfolio of Telefónica Asistencia y Seguridad S.A. to Prosegur for a total of Ch$ 15,562,789,930. The net effect of the aforementioned sale on the Company’s earnings will be Ch$ 11,300,113,680, which will be recorded in the fourth quarter of this year in compliance with Generally Accepted Accounting Principles in Chile. We reiterate that this effect will have a one-time impact on fiscal year earnings and is not recurrent.

Reported to the Chilean Securities and Exchange Commission on October 15, 2008.

In various notices published on November 2, 2008 in the dailies “El Mercurio” of Santiago and “La Tercera”, Inversiones Telefónica Internacional Holding Limitada, “the Offeror”, proceeded to announce the success of the Tender Offer on the terms of the notice of commencement published on September 16, 2008 and supplementary notices, all of which appeared in “El Mercurio” of Santiago and “La Tercera,” and on the terms of the relevant Prospectus and its supplements. The aforementioned notices of November 2, 2008 also state that the Offeror is now the direct owner of approximately 51.86% of the shares issued by Compañía de Telecomunicaciones de Chile S.A., and has caused its controlling company, Telefónica Internacional Chile S.A., to indirectly attain an equity interest of approximately 96.75%.

Reported to the Chilean Securities and Exchange Commission on November 3, 2008.

On this date, the Board of Directors of the Company agreed to pay provisional dividend No. 176 in the amount of Ch$ 5,742,942,510, equivalent to Ch$ 6.00 per share, against the earnings of the fiscal year ended December 31, 2008. This dividend will be paid as of December 10, 2008.

Reported to the Chilean Securities and Exchange Commission on November 19, 2008.

On this date, José Molés Valenzuela has submitted his resignation as Chief Executive Officer of Sociedad Compañía de Telecomunicaciones de Chile S.A., effective January 2, 2009. The majority shareholder has announced its intent to designate Oliver Flögel to replace him as Chief Executive Officer effective the same date. This appointment will be submitted to the Board of Directors for approval at its December meeting.

Reported to the Chilean Securities and Exchange Commission on December 4, 2008.

MATERIAL EVENTS OF TELEFÓNICA LARGA DISTANCIA S.A.

The Board of Directors, meeting on March 3, 2008, agreed to the following:

a) To call a General Shareholders’ Meeting for April 11, 2008;
b) To submit at the Shareholders’ Meeting a proposal to distribute a dividend of Ch$ 105.10171 per share against fiscal year 2007 earnings, for a total of Ch$ 6,106,929,689 representing 30% of such earnings.

Telefónica Chile S.A. | Annual Report 2008 59

Reported to the Chilean Securities and Exchange Commission on March 5, 2008.

a) At the General Shareholders’ Meeting held on April 11, 2007, shareholders designated the following individuals as Directors of the company:

Emilio Gilolmo López
José Molés Valenzuela
Fernando García Muñoz
Manuel Plaza Martín
Humberto Soto Velasco
Cristián Aninat Salas
Juan Antonio Etcheverry Duhalde

b) At a meeting held on April 22, 2008, the Board of Directors agreed to elect Emilio Gilolmo López and José Molés Valenzuela as Chairman and Vice Chairman of the company, respectively.

Reported to the Chilean Securities and Exchange Commission on April 23, 2008.

At a meeting held on August 26, 2008, the Board of Directors agreed to the following:

a) To accept the resignations of Manuel Plaza Martin and Cristián Aninat Salas and appoint Rafael Zamora Sanhueza and Mauricio Monteiro de Azevedo as new Directors of the company.
b) To accept the resignation of José González Castillo from the position of Chief Executive Officer of the company and appoint María Carolina Reyes Mercandino as his replacement, effective as of today.
c) To modify the future dividend distribution policy, replacing the current text which reads: “The general dividend distribution policy shall be framed within the objectives of the company’s financial plan, which calls for reducing liabilities,” with the following: “The general dividend distribution policy shall be framed within the objectives of the company’s long-term business plan.”

Reported to the Chilean Securities and Exchange Commission on August 27, 2008.

MATERIAL EVENTS OF TELEFÓNICA ASISTENCIA Y SEGURIDAD S.A.

The company’s Board of Directors accepted the resignation submitted by Chief Executive Officer Daniel Domínguez and appointed Eduardo Vera Canuto as his replacement effective June 16, 2008.

Reported to the Chilean Securities and Exchange Commission on June 17, 2008.

On October 13, 2008, shareholders acting at a General Shareholders’ Meeting agreed to accept the binding offer submitted by Grupo Prosegur --through Prosegur Activa Chile Servicios Limitada-- to purchase the company’s assets and entire customer portfolio for Ch$ 15,562,789,930. The agreement for the assignment of rights and sale of assets was executed on October 14, 2008.

Reported to the Chilean Securities and Exchange Commission on October 16, 2008.

On this date, the Board of Directors of the company agreed to pay a provisional dividend of Ch$ 7,390,000,000 against fiscal year 2008 earnings, pursuant to the dividend policy approved at the April 2008 General Shareholders’ Meeting, which means paying a dividend of Ch$ 75,554.6467641 per share as of December 30, 2008. Shareholders of record as of the fifth business day prior to the payment date will be entitled to this dividend.

Reported to the Chilean Securities and Exchange Commission on December 10, 2008.

60 Telefónica Chile S.A. | Annual Report 2008

Declaration of Responsibility

Pursuant to Securities Market Law No. 18,045 and General Rule No. 30 issued by the Chilean Securities and Exchange Commission, the undersigned Directors and Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. assume responsibility, under oath, for the truthfulness of the information provided in this Annual Report.

/s/ Emilio Gilolmo López
Mr. Emilio Gilolmo López	Mr. José María Álvarez-Pallete López
Tax I.D. No.: 22.161.867-K	Tax I.D. No.: 48.088.631-3
Chairman	Alternate Director

/s/ Manuel Álvarez Tronge Zinder
Mr. Narcís Serra Serra	Mr. Manuel Álvarez Tronge Zinder
Tax I.D. No.: 48.094.895-5	Tax I.D. No.: 48.103.713-1
Vice Chairman	Alternate Director

Mr. Andrés Concha Rodríguez	Mr. Raúl Morodo Leoncio
Tax I.D. No.: 4.773.967-5	Tax I.D. No.: 48.117.131-8
Director	Alternate Director

/s/ Fernando Bustamante Huerta	/s/ Mario Vázquez Mari
Mr. Fernando Bustamante Huerta	Mr. Mario Vázquez Mari
Tax I.D. No.: 3.923.309-6	Tax I.D. No.: 48.110.598-6
Director	Alternate Director

/s/ Patricio Rojas Ramos	/s/ Benjamín Holmes Bierwirth
Mr. Patricio Rojas Ramos	Mr. Benjamín Holmes Bierwirth
Tax I.D. No.: 7.242.296-1	Tax I.D. No.: 4.773.751-6
Director	Alternate Director

/s/ Carlos Díaz Vergara
Mr. Hernán Cheyre Valenzuela	Mr. Carlos Díaz Vergara
Tax I.D. No.: 6.375.408-0	Tax I.D. No.: 7.033.701-0
Director	Alternate Director

/s/ Marco Colodro Hadjes
Mr. Marco Colodro Hadjes	Mr. Alfonso Ferrari Herrero
Tax I.D. No.: 4.171.576-6	Tax I.D. No.: 48.078.156-2
Director	Alternate Director

/s/ Oliver Alexander Flögel
Mr. Oliver Alexander Flögel
Tax I.D. No.: 21.252.608-8
Chief Executive Officer

Telefónica Chile S.A. | Annual Report 2008 61

62 Telefónica Chile S.A. | Annual Report 2008

Financial Information

Consolidated Financial Statements	64
Individual Financial Statements	120
Summarized Financial Statements of Subsidiaries	175
Financial Rewiew and Exhibits	189

Telefónica Chile S.A. | Annual Report 2008 63

Consolidated Financial Information
65
Report of Independent Auditors	66
Consolidated Balance Sheets	68
Consolidated Statements of Income	69
Consolidated Statements of Cash Flow	71
Notes to the Consolidated Financial Statements

ThCh$: Thousands of Chilean pesos

REPORT OF INDEPENDENT AUDITORS
(Translation of a report originally issued in Spanish - See note 2b)

To the President of the Board, Shareholders and Directors of
Compañia de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Compañia de Telecomunicaciones de Chile S.A. and subsidiares (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (and corresponding notes) are the responsability of the Company's management. Our responsability is to express an opinion on these consolidated financial statements based on our audits. The attached Management Analysis is not an integral part of these financial statements; therefore this report does not include it.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañia de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years the ended, in conformity with generally accepted accounting principles in Chile.

ERNEST & YOUNG LTDA.

/s/ Andrés Marchant V.
__________________
Andrés Marchant V.
Santiago, January 29, 2009

Telefónica Chile S.A. | Annual Report 2008 65

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

ASSETS	NOTES	2008	2007
		ThCh$	ThCh$

CURRENT ASSETS

Cash		10,633,432	5,829,591
Time deposits	(34)	50,928,622	82,338,254
Marketable securities, net	(4)	15,888,579	5,839,826
Accounts receivable, net	(5)	157,576,793	203,210,290
Notes receivable, net	(5)	4,626,221	5,316,386
Other receivables	(5)	10,362,745	6,320,479
Accounts receivable from related companies	(6 a)	28,301,444	25,919,784
Inventory, net		7,184,954	7,861,147
Prepaid taxes		30,320,780	23,789,744
Prepaid expenses		3,650,625	3,803,632
Deferred taxes	(7 b)	24,662,240	18,759,220
Other current assets	(8)	19,803,176	4,547,078

TOTAL CURRENT ASSETS		363,939,611	393,535,431

PROPERTY, PLANT AND EQUIPMENT	(10)

Land		30,510,742	32,391,698
Buildings and improvements		929,241,610	928,428,524
Machinery and equipment		3,411,314,685	3,338,739,257
Other property, plant and equipment		377,949,760	374,769,259
Technical revaluation		11,398,830	11,019,155
Accumulated depreciation		(3,463,997,801)	(3,316,135,920)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,296,417,826	1,369,211,973

OTHER LONG-TERM ASSETS

Investments in related companies	(11)	10,632,290	8,919,240
Investments in other companies		4,887	4,887
Goodwill, net	(12)	15,425,983	16,778,059
Other receivables	(5)	52,231,494	14,943,946
Intangibles	(13)	48,462,738	46,473,137
Accumulated amortization	(13)	(26,384,481)	(21,565,201)
Other non-current assets	(14)	20,415,308	16,150,698

TOTAL LONG-TERM ASSETS		120,788,219	81,704,766

TOTAL ASSETS		1,781,145,656	1,844,452,170

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

66 Telefónica Chile S.A. | Annual Report 2008

Consolidated Financial Statements

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	2008	2007
		ThCh$	ThCh$

CURRENT LIABILITIES

Short-term portion of long-term obligations with banks
and financial institutions	(15)	128,698,052	83,118,138
Bonds	(17)	2,114,153	2,124,994
Current maturities of other long-term obligations		18,693	19,121
Dividends payable		1,602,234	1,830,630
Trade accounts payable	(35)	168,846,153	182,087,835
Other accounts payable	(36)	13,560,238	31,204,793
Accounts payable to related companies	(6 b)	40,276,260	40,803,371
Accruals	(18)	17,664,334	11,577,949
Withholdings		9,548,876	14,062,544
Deferred revenue		6,615,284	6,255,432

TOTAL CURRENT LIABILITIES		388,944,277	373,084,807

LONG-TERM LIABILITIES

Obligations with banks and
financial institutions	(16)	267,198,886	265,356,691
Long-term bonds	(17)	74,317,830	75,554,944
Miscellaneous receivables	(36)	470,129	49,412,008
Accruals	(18)	46,586,943	38,494,650
Deferred taxes, net	(7 b)	47,554,260	51,133,897
Other liabilities		3,353,766	3,894,033

TOTAL LONG-TERM LIABILITIES		439,481,814	483,846,223

MINORITY INTEREST	(20)	168,413	306,051

SHAREHOLDERS' EQUITY	(21)

Paid-in capital		943,227,302	985,257,027
Other reserves		(2,550,633)	(3,541,406)
Retained earnings		11,874,483	5,499,468
Net income		17,611,683	11,822,327
Less: Interim dividend		(5,737,200)	(6,322,859)

TOTAL SHAREHOLDERS’ EQUITY		952,551,152	987,215,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,781,145,656	1,844,452,170

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Telefónica Chile S.A. | Annual Report 2008 67

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

		2008	2007
		ThCh$	ThCh$

OPERATING INCOME

Sales		685,268,218	691,257,474
Cost of sales		(467,014,921)	(460,945,310)

Gross profit		218,253,297	230,312,164

Administrative and selling expenses		(161,154,641)	(153,509,564)

OPERATING INCOME		57,098,656	76,802,600

NON-OPERATING INCOME

Interest income		5,579,704	5,425,328
Equity participation in income of related companies	(11)	1,606,957	2,055,582
Other non-operating income	(22a)	22,108,172	5,431,450
Amortization of goodwill	(12)	(1,709,175)	(1,709,175)
Interest expenses		(32,938,161)	(20,593,012)
Other non-operating expenses	(22b)	(31,895,612)	(21,058,128)
Price-level restatement, net	(23)	28,518,897	1,909,789
Foreign currency translation, net	(24)	622,854	(392,512)

NON-OPERATING LOSS, NET		(8,106,364)	(28,930,678)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		48,992,292	47,871,922

Income taxes	(7d)	(31,463,479)	(36,169,743)

INCOME BEFORE MINORITY INTEREST		17,528,813	11,702,179

Minority interest	(20)	82,870	120,148

NET INCOME		17,611,683	11,822,327

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

68 Telefónica Chile S.A. | Annual Report 2008

Consolidated Financial Statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008	2007
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	183,803,371	266,025,861

Net income	17,611,683	11,822,327

Sale of assets:	(18,517,357)	(2,074,949)

Net income on sale of property, plant and equipment	(2,914,178)	(2,074,949)
Net income on sale of other assets	(15,603,179)	-

Charges to income that do not represent cash flows	245,556,758	268,122,565

Depreciation	209,956,355	229,075,087
Amortization of intangibles	4,819,122	6,379,359
Provisions and write-offs	36,968,367	21,311,374
Accrued equity participation in income of related companies	(1,606,957)	(2,055,582)
Amortization of goodwill	1,709,175	1,709,175
Price-level restatement, net	(28,518,897)	(1,909,789)
Foreign currency translation, net	(622,854)	392,512
Other credits to income that do not represent cash flows	(174,806)	(855,202)
Other charges to income that do not represent cash flows	23,027,253	14,075,631

Increase in operating assets :	(30,869,662)	(47,599,125)

(Increase) decrease in trade accounts receivable	3,168,392	(18,193,507)
Increase in nventory	(411,431)	(1,984,136)
Increase in other assets	(33,626,623)	(27,421,482)

Increase (decrease) in operating liabilities	(29,895,181)	35,875,191

Increase (decrease) in accounts payable related to operating activities	(19,815,506)	53,939,451
Decrease in interest payable	(208,384)	(452,293)
Increase (decrease) in income taxes payable, net	118,557	(5,654,628)
Decrease in other accounts payable related to non-operating activities	(5,528,632)	(6,577,066)
Decrease in V.A.T. and other similar taxes payable	(4,461,216)	(5,380,273)

Net loss from minority interest	(82,870)	(120,148)

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Telefónica Chile S.A. | Annual Report 2008 69

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008	2007
	ThCh$	ThCh$

NET CASH FLOWS USED IN FINANCING ACTIVITIES	(54,051,382)	(78,673,070)

Dividends paid	(11,139,136)	(21,163,151)
Capital distribution	(41,393,078)	(56,023,800)
Payment of bonds	(1,519,168)	(1,486,119)

NET CASH USED IN INVESTING ACTIVITIES	(140,089,140)	(145,707,191)

Sale of property, plant and equipment	6,172,059	2,376,887
Sale of other investments	51,719,166	17,733,651
Acquisition of property, plant and equipment	(151,903,186)	(157,528,624)
Other investment activities	(46,077,179)	(8,289,105)

NET CASH FLOWS FOR THE YEAR	(10,337,151)	41,645,600

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6,776,858)	(4,466,086)

NET INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	(17,114,009)	37,179,514

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	85,538,451	48,358,937

CASH AND CASH EQUIVALENTS AT END OF YEAR	68,424,442	85,538,451

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

70 Telefónica Chile S.A. | Annual Report 2008

Consolidated Financial Statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

1. Composition of Consolidated Group and Registration in the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Telefónica Chile,” the “Parent Company” when referred to on an individual basis or the “Company” when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation
			(direct & indirect)

		Registration	2008	2007
SUBSIDIARIES	TAXPAYER No.	Number	%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.89	99.87

2. Summary of Significant Accounting Policies:

(a) Periods covered:

The financial statements correspond to the years ended December 31, 2008 and 2007.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and standards set forth by the SVS.

In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard (“GAAS”) No.45 Section No.722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2007 and their notes have been adjusted by 8.9% in order to allow for comparison with the 2008 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2007 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Company. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 20).

Telefónica Chile S.A. | Annual Report 2008 71

2. Summary of Significant Accounting Policies, continued
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2008 and 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, as follows:

		Ownership Percentage
		2008			2007

TAXPAYER No.	Company Name	Direct	Indirect	Total	Total

96.551.670-0	Telefónica Larga Distancia S.A.	99.89	-	99.89	99.87
96.961.230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96.971.150-8	Telefónica Asistencia y Seguridad S.A. (1)	-	-	-	99.99
90.430.000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78.703.410-1	Telefónica Multimedia Chile S.A.	99.99	-	99.99	99.99
96.811.570-7	Instituto Telefónica Chile S.A.	-	99.99	99.99	99.99

(1) On December 31, 2008 Telefónica Chile S.A. absorbed subsidiary Telefónica Asistencia y Seguridad S.A. through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. equivalent to 0.001%, thus gathering all the shares of that company in Telefónica Chile S.A.

72 Telefónica Chile S.A. | Annual Report 2008

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the Chilean Customer Price Index (CPI) as of December 31, 2008 and 2007, for initial balances, is 8.9% and 7.4%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), euros, Brazilian reales, yen (JPY), UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each year-end, as follows:

YEAR	US$	EURO	BRAZILIAN	JPY	UF
			REAL

2008	636.45	898.81	271.70	7.05	21,452.57
2007	496.89	730.94	280.32	4.41	19,622.66

Foreign currency translation differences resulting from the application of this standard are credited or debited to income for the year.

(g) Time deposits:

Time deposits are presented in accordance with the value of invested capital plus readjustments, if applicable, and accured interest as of year-end.

(h) Marketable securities:

Fixed income securities and shares are recorded at their price- level restated cost plus interest accrued as of each year-end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i) Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets.Their cost is price- level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days.

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979, are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No.4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No.550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and accounted for on the basis of the previously indicated values, through the application of fixed factors determined in accordance with the estimated useful lives of the assets. The Company’s average annual financial depreciation rate is approximately 7.76% for 2008 and 8.09% for 2007.

Estimated useful lives are summarized as follows:

Assets	Range of years

Building	40
Switchboard telephone equip	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip	4 to 10
Software	3
Other	4 to 10

(m) Leased assets:

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

Telefónica Chile S.A. | Annual Report 2008 73

2. Summary of Significant Accounting Policies, continued:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (Note 13).

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight- line method over their estimated useful life, which does not exceed 3 years (Note 13).

(o) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No.64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(p) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 12).

(q) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(r) Bonds:

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 17). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 14).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 14).

(s) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletin No.60 and complementary technical bulletins subsequently issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(t) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service years (Notes 8 and 14).

(u) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements, provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(v) Foreign currency forwards:

The Company has signed foreign currency hedge future contracts which have been entered into to hedge against changes in the exchange rate of its current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No.57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

74 Telefónica Chile S.A. | Annual Report 2008

2. Summary of Significant Accounting Policies, continued:

(w) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable.

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(y) Cumulative translation adjustment:

In this shareholders’ equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same year in which the net income or loss is recognized on the total or partial disposal of these investments.

(z) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic, determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the year in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under “Accounts Receivable” or “Accounts Payable,” as applicable.

3. Accounting Changes:

a) Accounting Changes:

During the years covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

b) Change in estimations:

i) The rotation rate

During the first half of 2008, the Company evaluated the rotation rate used to calculate the staff severance indemnities provision. After concluding the evaluation the Company decided to increase the rotation rate from 2.3% to 5.5%. As a result of this modification in 2008, the Company recorded a deferred tax asset of ThCh$5,356,385 (historical) which will be amortized over the period of future permanence of employees entitled to this benefit.

ii) Discount rate

In December 2008, after completing an evaluation of the interest rate used to calculate the current value of staff severance indemnities, the Company decided to reduce the discount rate from 6% to 4.8%. As a result of this modification, the company recorded deferred tax assets of ThCh$4,004,377 which will be amortized during the future permanence of employees entitled to this benefit.

Telefónica Chile S.A. | Annual Report 2008 75

4. Marketable Securities:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

The balance of marketable securities is as follows:

	2008	2007
Description	ThCh$	ThCh$

Publicly offered promissory notes	15,888,579	5,839,826

Total	15,888,579	5,839,826

Publicly offered promissory notes (Fixed Income)

	Date			Book Value (1)

			Par			Market
			Value	Amount	Rate	Value	Provision
Instrument	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCP0600109	03-Sep-08	02-Jan-09	2,500,000	2,567,993	6.00%	2,574,183	-
BCP0600109	26-Sep-08	02-Jan-09	72,100	72,077	6.00%	72,077	(933)
BCP0600109	05-Dec-08	02-Jan-09	2,600,000	2,674,922	6.00%	2,677,151	-
BCP0800709	14-Jul-08	01-Jul-09	1,000,000	1,040,479	8.00%	1,044,021	-
BCP0800709	25-Sep-08	01-Jul-09	769,600	772,575	8.00%	772,575	(12,047)
BCP0600809	26-Sep-08	03-Aug-09	1,040,000	1,019,967	6.00%	1,019,967	(16,730)
BCP0600809	03-Dec-08	03-Aug-09	2,500,000	2,546,553	6.00%	2,549,917	-
PDBC020209	09-Oct-08	02-Feb-09	2,734,108	2,781,255	7.48%	2,781,255	-
PDBC080609	24-Sep-08	08-Jun-09	2,358,986	2,412,758	8.37%	2,412,758	-

Total			15,574,794	15,888,579		15,903,904	(29,710)

(1) The book value is presented net of the provision.

5. Current and long-term receivables:

Details of current and long-term receivables are as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

	2008	2007	2008	2007	2008	2008		2007		2008	2007

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	266,996,950	279,860,728	7,734,266	6,553,512	274,731,216	157,576,793	100.00	203,210,290	100.00	5,163,833	3,975,802
Fixed telephone service	215,659,981	226,698,622	3,435,070	3,581,337	219,095,051	115,061,802	73.02	157,120,254	77.32	1,746,320	-
Long distance	27,875,623	30,873,257	3,371	-	27,878,994	17,340,345	11.00	22,789,634	11.22	-	-
Communications corporate	23,129,650	21,968,575	4,295,825	2,972,175	27,425,475	24,939,864	15.83	22,989,760	11.31	3,417,513	3,975,802
Other	331,696	320,274	-	-	331,696	234,782	0.15	310,642	0.15	-	-
Allowance for doubtful
accounts	(117,154,423)	(83,203,950)	-	-	(117,154,423)	-		-		-	-
Notes receivable	4,974,110	5,587,351	1,242,339	3,205,260	6,216,449	4,626,221		5,316,386		882,591	-
Allowance for doubtful notes	(1,590,228)	(3,476,225)	-	-	(1,590,228)	-		-		-	-
Miscellaneous accounts
receivable	5,881,044	4,335,473	4,481,701	1,985,006	10,362,745	10,362,745		6,320,479		46,185,070	10,968,144
Allowance for doubtful	-	-	-	-	-	-		-		-	-
accounts

							Long-term receivables			52,231,494	14,943,946

76 Telefónica Chile S.A. | Annual Report 2008

6. Balances and transactions with related companies:

a) Receivables from related parties are as follows:

		Short-term		Long-term
		2008	2007	2008	2007
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	8,111,836	7,707,372	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	22,136	-	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	22,136	18,667	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	396,609	395,961	-	-
96,834,230-4	Terra Networks Chile S.A.	353,783	460,123	-	-
96,895,220-k	Atento Chile S.A.	527,937	553,999	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	923,581	756,949	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	42,806	20,316	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	146,837	130,793	-	-
Foreign	Telefónica de España	2,531,621	2,815,997	-	-
Foreign	Telefónica Móviles S.A.	-	88,870	-	-
Foreign	Telefónica Móviles El Salvador	840	3,707	-	-
Foreign	Telefónica Móviles de Argentina S.A.	43,088	2,471,674	-	-
Foreign	Telefónica Móviles de Panamá	-	11,731	-	-
Foreign	Telefónica Móviles de Perú	-	35,192	-	-
Foreign	Telefónica Móviles de Colombia S.A.	852	51,615	-	-
Foreign	Telefónica Celular de Nicaragua	-	1,241	-	-
Foreign	Telefónica LD Puerto Rico	10,164	8,126	-	-
Foreign	Telefónica Data Corp USA Inc.	56,231	26,400	-	-
Foreign	Telefónica Data Corp España	33,629	36,622	-	-
Foreign	Telefónica Argentina	3,653,283	2,932,201	-	-
Foreign	Telefónica Soluciones de Informática y Comunicaciones España	1,522,632	1,658,146	-	-
Foreign	Telefónica International Wholesale Services S.L	83,210	90,616	-	-
Foreign	Telefónica Perú	3,292,271	1,612,454	-	-
Foreign	Telecomunicaciones Sao Paulo	88,323	324,983	-	-
Foreign	Telefónica Multimedia Perú S.A.C.	89,712	84,756	-	-
Foreign	Telefónica S.A.	124,039	111,330	-	-
Foreign	Telefónica Internacional S.A.	408,212	465,335	-	-
Foreign	Telefónica Móviles Guatemala	13,375	24,802	-	-
Foreign	Terra Networks Brasil	17,236	18,770	-	-
Foreign	Telefónica Servicios Comerciales Perú S.A.C.	-	2,346	-	-
Foreign	Fundación Telefónica Perú	-	2,346	-	-
Foreign	Fundación Telefónica Brasil	-	2,346	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	-	2,346	-	-
Foreign	Media Networks Perú S.A.C.	-	2,346	-	-
Foreign	Colombia Telecomunicaciones	338,853	236,501	-	-
Foreign	Otecel S.A.	103,341	87,243	-	-
Foreign	Telcel Venezuela	5,191,572	2,521,668	-	-
Foreign	Atento Colombia S.A.	35,930	5,546	-	-
Foreign	Vivo Brasil	-	25,810	-	-
Foreign	Telefónica Investigación y Desarrollo	115,369	112,538	-	-

Total		28,301,444	25,919,784	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

Telefónica Chile S.A. | Annual Report 2008 77

6. Balances and transactions with related companies, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

b) Payables to related parties are as follows:

		Short-term		Long-term
		2008	2007	2008	2007
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,527,390-5	Telefónica Internacional Chile S.A.	439,956	666,715	-	-
96,834,230-4	Terra Networks Chile S.A.	3,152,262	2,621,235	-	-
96,895,220-k	Atento Chile S.A.	3,912,051	3,532,388	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	8,834,478	8,388,021	-	-
87,845,500-2	Telefónica	10,956,223	15,252,363	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	94,590	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	189,570	47,661	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	112,000	1,725	-	-
Foreign	Telefónica S.A.	597,576	525,756	-	-
Foreign	Telefónica Internacional S.A.	178,772	-	-	-
Foreign	Telefónica Data Corp USA Inc.	3,829	-	-	-
Foreign	Tevefe Comercialización S.A.	18,360	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	74,271	-	-
Foreign	Telefónica Argentina	2,599,853	3,531,723	-	-
Foreign	Telefónica de España	1,125,292	695,805	-	-
Foreign	Telefónica Perú	2,105,468	1,217,197	-	-
Foreign	Telefónica Móviles Guatemala	38,444	5,833	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	64,990	9,684	-	-
Foreign	Otecel S.A.	18,372	4,646	-	-
Foreign	Telefónica Puerto Rico	18,108	30,161	-	-
Foreign	Telefónica Investigación y Desarrollo	2,016,069	1,383,074	-	-
Foreign	Telecomunicaciones Sao Paulo	2,579,977	1,027,836	-	-
Foreign	Televisión Federal S.A.	14,260	9,892	-	-
Foreign	Televisión Servicios de Música S.A.U.	113,510	36,532	-	-
Foreign	Telcel Venezuela	76,814	40,214	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	2,068	1,010	-	-
Foreign	Colombia Telecomunicaciones	296,803	232,633	-	-
Foreign	Media Networks Perú S.A.C.	7,489	17,326	-	-
Foreign	Telecomunicaciones Multimedia S.A.C.	708,939	1,449,670	-	-

Total		40,276,260	40,803,371	-	-

As per Article No. 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

78 Telefónica Chile S.A. | Annual Report 2008

6. Balances and transactions with related companies, continued: c) Transactions (1):

				2008		2007
					(Charge) /		(Charge) /
		Nature			Credit to		Credit to
	Taxpayer	of the	Transaction		income		income
Company	No.	Relationship	Description	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica España	Foreign	Related, Parent Company	Sales	2,060,913	2,060,913	1,914,824	1,914,824
			Purchases	(1,342,194)	(1,342,194)	(599,280)	(599,280)

Telefónica Data Usa Inc.	Foreign	Related, Parent Company	Sales	29,924	29,924	9,339	9,339
			Purchases	(4,047)	(4,047)	(9,243)	(9,243)

Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sales	11,951	11,951	11,672	11,672
			Purchases	(548,407)	(548,407)	(617,950)	(617,950)

Terra Networks Chile S.A.	96,834,230-4	Related, Parent Company	Sales	698,590	698,590	1,889,863	1,889,863
			Purchases	(8,622,247)	(8,622,247)	(12,248,934)	(12,248,934)

Atento Chile S.A.	96,895,220-k	Sister Association	Sales	1,777,546	1,777,546	1,723,297	1,723,297
			Purchases	(24,001,723)	(24,001,723)	(25,503,875)	(25,503,875)

Telefónica Argentina	Foreign	Related, Parent Company	Sales	3,751,981	3,751,981	2,333,363	2,333,363
			Purchases	(5,157,522)	(5,157,522)	(3,088,548)	(3,088,548)

Telecomunicaciones de Sao Paulo	Foreign	Related, Parent Company	Sales	227,575	227,575	57,170	57,170
			Purchases	(2,195,458)	(2,195,458)	(60,933)	(60,933)

Telefónica Guatemala	Foreign	Related, Parent Company	Sales	19,482	19,482	19,079	19,079
			Purchases	(56,451)	(56,451)	(94,368)	(94,368)

Telefónica Perú	Foreign	Related, Parent Company	Sales	3,124,246	3,124,246	1,616,190	1,616,190
			Purchases	(1,927,391)	(1,927,391)	(1,584,547)	(1,584,547)

Telefónica LD Puerto Rico	Foreign	Related, Parent Company	Sales	52,840	52,840	9,826	9,826
			Purchases	(79,220)	(79,220)	(38,190)	(38,190)

Telefónica El Salvador	Foreign	Related, Parent Company	Sales	7,521	7,521	7,901	7,901
			Purchases	(156,042)	(156,042)	(83,666)	(83,666)

Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Related, Parent Company	Sales	1,490,468	1,490,468	1,063,953	1,063,953
			Purchases	-	-	(910)	(910)
			Other non-opera-	-	-	(463)	(463)
			ting expense

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related, Parent Company	Sales	92,446	92,446	83,530	83,530
			Purchases	(680,375)	(680,375)	-	-

Telefónica International Wholesale Services América	Foreign	Related, Parent Company	Sales	-	-	96	96

Telefónica Gestión de Serv.Compartidos	Foreign	Related, Parent Company	Sales	11,431	11,431	587	587
España
			Purchases	-	-	(267,441)	(267,441)

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related, Parent Company	Sales	21,142	21,142	10,802	10,802
			Purchases	(116,963)	(116,963)	(129,274)	(129,274)
			Other non-opera-	(21,956)	(21,956)	(281)	(281)
			ting expense

Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related, Parent Company	Sales	173,798	173,798	244,035	244,035
			Purchases	(1,576)	(1,576)	-	-

Telefónica International Wholesale Services Foreign USA		Related, Parent Company	Purchases	(7,551)	(7,551)	(123)	(123)

Telefónica International Wholesale Services Chile	96,910,730-9	Related, Parent Company	Sales	1,394,615	1,394,615	1,444,074	1,444,074
S.A.
			Purchases	(14,149,808)	(14,149,808)	(8,978,777)	(8,978,777)
			Interest income	2,253	2,253	-	-
			Interest expense	(110,978)	(110,978)	-	-

Telefónica International Wholesale Services España	Foreign	Related, Parent Company	Sales	-	-	33,837	33,837
			Purchases	-	-	(103,448)	(103,448)

Telefónica Móviles Chile S.A.	87,845,500-2	Related, Parent Company	Sales	23,739,485	23,739,485	19,191,896	19,191,896

Telefónica Chile S.A. | Annual Report 2008 79

6. Balances and transactions with related companies, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

c) Transactions (1), continued:

				2008		2007
					(Charge) /		(Charge) /
		Nature			Credit to		Credit to
	Taxpayer	of the	Transaction		income		income
Company	No.	Relationship	Description	ThCh$	ThCh$	ThCh$	ThCh$

			Purchases	(48,965,883)	(48,965,883)	(48,691,917)	(48,691,917)

Telefónica Investigación y Desarrollo S.A.	Foreign	Related, Parent Company	Purchases	(1,296,921)	(1,296,921)	(2,083,521)	(2,083,521)

Telefónica Internacional S.A.	Foreign	Related, Parent Company	Sales	29,515	29,515	178,319	178,319
.			Purchases	(356,589)	(356,589)	-	-
			Other non-opera-
			ting income	-	-	47,742	47,742

Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Related, Parent Company	Sales	-	-	1	1

Telefónica S.A.	Foreign	Related, Parent Company	Sales	17,889	17,889	1,060	1,060
			Purchases	(731,762)	(731,762)	(650,533)	(650,533)

Atento Colombia S.A.	Foreign	Related, Parent Company	Sales	33,874	33,874	-	-

Telefónica Gestión de Ss.Compartidos Perú	Foreign	Related, Parent Company	Purchases	(1,241)	(1,241)	-	-
S.A.C.

Telefónica Multimedia S.A.C	Foreign	Related, Parent Company	Purchases	(2,391,680)	(2,391,680)	-	-

Media Networks Perú S.A.C.	Foreign	Related, Parent Company	Purchases	(35,291)	(35,291)	-	-

Televisión Federal S.A.	Foreign	Related, Parent Company	Purchases	(35,780)	(35,780)	-	-

Tevefe Comercialización S.A.	Foreign	Related, Parent Company	Purchases	(3,716)	(3,716)	-	-

Otecel S.A.	Foreign	Related, Parent Company	Sales	291,735	291,735	-	-
			Purchases	(44,333)	(44,333)	-	-

Telcel (Venezuela)	Foreign	Related, Parent Company	Sales	6,059,318	6,059,318	1,751,193	1,751,193
			Purchases	(529,841)	(529,841)	(101,681)	(101,681)

Colombia Telecomunicaciones	Foreign	Related, Parent Company Sales		354,383	354,383	-	-
S.A.E.S.P.(Telecom.)			Purchases	(378,835)	(378,835)	-	-

Telefónica Data Corp España	Foreign	Related, Parent Company	Sales	-	-	52,398	52,398
			Other non-opera- ting income	-	-	121,524	121,524

(1) Includes all transactions performed with related companies.

The conditions of the Mandate and Mercantile Current Account are short and long-term respectively, accruing interest at a variable rate based on market conditions.

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

80 Telefónica Chile S.A. | Annual Report 2008

7. Current and deferred income taxes:

a) General information:

As of December 31, 2008 and 2007, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$118,074,188 and ThCh$139,296,346 respectively.

In addition, as of December 31, 2008 and 2007, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh$50,643,247 and ThCh $56,149,404, respectively.

As of December 31, 2008 and 2007, accumulated tax losses of subsidiaries amount to ThCh$24,534,879 and ThCh$12,268,988, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company’s operations and transactions generated from 2004 to date.

In the normal development of its operations, the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes. Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

	Retained	Retained	Retained	Retained	Retained
	Taxable	Taxable	Taxable	Taxable	Taxable	Amount
	Earnings	Earnings	Earnings	Earnings	Earnings	of
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit	credit
Subsidiaries	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,563,759	971,330	695,362	124,233,536	7,046,625	26,220,237
Telefónica Empresas Chile S.A.	-	-	54	35,439,982	2,257,039	7,258,793
Telefónica Gestión Servicios Compartidos Chile S.A.	-	-	-	693,607	85,272	142,064
Telefónica Chile S.A.	114	-	6,675,243	250,990,967	20,817,974	52,726,794

Total	2,563,873	971,330	7,370,659	411,358,092	30,206,910	86,347,888

Telefónica Chile S.A. | Annual Report 2008 81

7. Current and deferred income taxes, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

b) Deferred taxes:

As of December 31, 2008 and 2007, the net deferred tax liabilities amounted to ThCh$22,892,020 and ThCh$32,374,677, respectively, detailed as follows:

	2008				2007
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Description	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	20,120,663	-	-	-	13,406,791	-	-	-
Vacation accrual	861,192	-	-	-	812,722	-	-	-
Benefits for tax losses	-	4,170,929	-	-	-	2,085,728	-	-
Staff severance indemnities	221,387	185,405	-	2,878,399	124,300	1,151	-	3,984,320
Property, plant and equipment	-	604,627	-	136,678,450	-	670,976	-	150,232,276
Leased assets and liabilities	-	38,208	-	83,809	-	41,200	-	85,498
Capitalized IPAS value difference	-	10,903	-	232,280	-	242,860	-	136,047
Deferred charges for capitalized disbursements and sale of	-	-	-	285,379	-	-	-	213,810
assets
Software development	-	-	-	2,901,434	-	-	-	3,720,708
Incentives provision	310,468	-	-	-	291,991	-	-	-
Obsolescence provision	462,339	-	-	-	374,458	-	-	-
Collective negotiation bonus	-	-	-	13,762	-	-	-	107,258
Other	2,686,446	947,974	255	473,490	3,785,699	910,771	36,741	797,807

Sub-Total	24,662,495	5,958,046	255	143,547,003	18,795,961	3,952,686	36,741	159,277,724

Complementary accounts net of accumulated amortization	-	(761,222)	-	(90,795,919)	-	(865,528)	-	(105,056,669)

Sub-Total	24,662,495	5,196,824	255	52,751,084	18,795,961	3,087,158	36,741	54,221,055

Reclassification of taxes	(255)	(5,196,824)	(255)	(5,196,824)	(36,741)	(3,087,158)	(36,741)	(3,087,158)

Total	24,662,240	-	-	47,554,260	18,759,220	-	-	51,133,897

82 Telefónica Chile S.A. | Annual Report 2008

7. Current and deferred income taxes, continued:

c) Income tax reconciliation:

As of December 31, 2008 and 2007 the reconciliation of tax expense to interest income before taxes is detailed as follows:

	2008		2007
	Base	17% Tax Rate	Base	17% Tax Rate
Description	ThCh$	ThCh$	ThCh$	ThCh$$

Income before taxes	48,992,292	8,328,690	47,871,922	8,138,227

Permanent differences	46,324,705	7,875,200	71,358,470	12,130,940

Difference in price-level restatement equity valuation and financial and tax investments	61,659,463	10,482,109	55,015,741	9,352,676
Income from investments in related companies (equity method)	(32,044,820)	(5,447,619)	(24,481,351)	(4,161,830)
Other permanent differences	16,710,062	2,840,710	40,824,080	6,940,094

Temporary Differences	73,400,437	12,478,074	76,215,358	12,956,611

Difference in financial and tax depreciation	8,416,602	1,430,822	10,884,550	1,850,374
Subsidiary tax loss for the year	(501,214)	(85,206)	(750,081)	(127,514)
Other temporary differences	65,485,049	11,132,458	66,080,889	11,233,751

Total consolidated first category income tax base	168,717,435	28,681,964	195,445,750	33,225,778

Tax loss accumulated	(24,534,879)	(4,170,930)	(6,863,524)	(1,166,799)

Total consolidated first category tax base	144,182,556	24,511,034	188,582,226	32,058,979

d) Income tax detail:

The current tax expense recorded by the Company in the years 2008 and 2007 resulted from the following items:

	2008	2007
Description	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	28,681,964	33,225,778
Current tax expense (non-deductible expenses Art. 21, 35%)	26,502	119,817
Tax expense adjustment	1,076,644	387,978

Current income tax subtotal	29,785,110	33,733,573

- Current year deferred taxes	(12,478,075)	(12,956,611)
- Effect of amortization of complementary accounts for deferred assets and liabilities	14,156,444	15,392,781

Deferred tax subtotal	1,678,369	2,436,170

Total income expense tax	31,463,479	36,169,743

Telefónica Chile S.A. | Annual Report 2008 83

8. Other Current Assets:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of other current assets are as follows:

	2008	2007
Description	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (Note 9)	6,862,388	-
Goods available for sale (4)	2,345,781	141,457
Deferred union contract bonus (1)	802,535	1,460,384
Deferred higher bond discount rate (Note 25)	260,540	263,856
Deferred disbursements for placement of bonds (Note 25)	147,364	147,849
Deferred disbursements for foreign financing proceeds (2)	364,771	404,005
Exchange insurance receivable (net of partial settlements)	3,365,982	142,973
Market value exchange insurance deferred charges	-	484,174
Unearned income on cash flows coverage	3,283,094	-
Deferred staff severance indemnities charges (3)	2,022,348	1,318,052
Others	348,373	184,328

Total	19,803,176	4,547,078

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 14).

During July and November 2007, subsidiary Telefónica Larga Distancia S.A. negotiated collective agreements with its employees for 26 and 48 months, respectively, granting them, among other benefits, a special negotiation bonus. Those bonuses were paid in one installment in the previously indicated months and are deferred using the straight-line method over the term of the collective agreements. The long-term portion is recorded under Others (of Other Assets) (Note 14).

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 14).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 14).

(4) Corresponds to land and real estate destined for sale in accordance with the Company’s rationalization program for 2009. These assets have been recorded at net book value or estimated realization value, whichever is lower.

9. Information regarding sales commitment transactions (agreements):

	Dates				Subscription value ThCh$		Final Value ThCh$

				Original				Instrument	Book Value
Code	Inception	End	Counterparty	currency		Rate		Identification	ThCh$

CRV	Decem. 22, 2008	Jan. 5, 2009	HSBC	CLP	3,400,000	7.56%	3,406,426	BCU0300510	3,406,426
CRV	Decem. 30, 2008	Jan. 6, 2009	HSBC	USD	3,455,924	0.40%	3,455,962	BCU0500910	3,455,962

Total					6,855,924		6,862,388		6,862,388

84 Telefónica Chile S.A. | Annual Report 2008

10. Property, plant and equipment:

Details of property, plant and equipment are as follows:

	2008		2007
	Accumulated	Gross prop., plant and	Accumulated	Gross prop., plant and
	Depreciation	equipment	depreciation	equipment
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	30,510,742	-	32,391,698

Building and improvements	461,739,226	929,241,610	441,669,308	928,428,524

Machinery and equipment	2,734,233,959	3,411,314,685	2,621,104,413	3,338,739,257

Central office telephone equipment	1,672,498,418	1,904,735,406	1,614,279,913	1,864,213,403
External building	784,738,547	1,136,112,210	741,213,777	1,115,426,932
Subscribers’ equipment	233,661,352	326,463,338	222,627,790	314,482,127
General equipment	43,335,642	44,003,731	42,982,933	44,616,795

Other Property, Plant and Equipment	255,529,737	377,949,760	240,921,792	374,769,259

Office furniture and equipment	128,804,287	136,647,752	123,149,254	133,779,527
Projects, work in progress and materials	-	94,549,609	-	96,133,179
Leased assets (1)	95,340	588,332	85,534	588,332
Assets temporarily out of service	-	-	7,841,492	7,841,492
Software	125,301,151	144,365,540	108,261,739	134,696,593
Other	1,328,959	1,798,527	1,583,773	1,730,136

Technical revaluation Circular 550	12,494,879	11,398,830	12,440,407	11,019,155

Total	3,463,997,801	4,760,415,627	3,316,135,920	4,685,347,893

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the years ended December 31, 2008 and 2007 amounting to ThCh$204,797,870 and ThCh$222,063,858, respectively,and administrative and selling expenses with a depreciation charge of ThCh$5,158,485 and ThCh$7,011,229 for 2008 and 2007, respectively.

During the normal course of its operations, the Company monitors new and existing assets,and their depreciation rates,and homologues them to the technological evolution and the development of the markets in which it competes.

Details of the item after the technical revaluation are as follows:

			Gross property,	Gross property,
			plant and	plant and
	Net	Accumulated	equipment	equipment
	Balance	Depreciation	2008	2007
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	(364,475)	-	(364,475)	(555,569)
Building and improvements	(713,813)	(4,769,563)	(5,483,376)	(5,683,525)
Machinery and equipment	(17,761)	17,264,442	17,246,681	17,258,249

Total	(1,096,049)	12,494,879	11,398,830	11,019,155

Depreciation of the technical reappraisal surplus amounted to ThCh$(119,064) and ThCh$(82,546) for 2008 and 2007, respectively. Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,990,235,492 in 2008 and ThCh$1,787,845,119 in 2007, which include ThCh$15,474,885 and ThCh$15,360,183, respectively, from the reappraisals mentioned in Circular No.550.

Telefónica Chile S.A. | Annual Report 2008 85

11. Investments in related companies:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of investments in related companies are as follows:

					Percentage		Equity of the
			Currency		participation		companies
			controlling		2008	2007	2008	2007
Taxpayer No.	Company	Country of origin	the investment	Number of shares	%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	177,930,584	154,294,579
96,895,220-k	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	20,763,880	16,963,075

		Net income of		Equity in income				Investment
		the companies		of the investment		Investment value		book value

		2008	2007	2008	2007	2008	2007	2008	2007
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	2,098,205	602,638	54,763	15,729	4,643,988	4,027,088	4,643,988	4,027,088
96,895,220-k	Atento Chile S.A. (2)	5,382,089	7,072,999	1,552,194	2,039,853	5,988,302	4,892,152	5,988,302	4,892,152

Total				1,606,957	2,055,582	10,632,290	8,919,240	10,632,290	8,919,240

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the SVS and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of December 31, 2008, the value of the investment was calculated on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

12. Goodwill:

Details of goodwill are as follows:

			2008		2007
			Amount		Amount
			amortized	Balance of	amortized	Balance of
		Year	in the year	Goodwill	in the year	Goodwill
Taxpayer No.	Company	of origin	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	222,728	1,729,560	222,728	1,595,189
96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,374,142	13,471,813	1,374,142	14,845,955
96,834,320-3	Telefónica Internet Empresas S.A.	1999	112,305	224,610	112,305	336,915

Total			1,709,175	15,425,983	1,709,175	16,778,059

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

86 Telefónica Chile S.A. | Annual Report 2008

13. Intangibles:

Details of intangibles are as follows:

	2008	2007
Description	ThCh$	ThCh$

Underwater cable rights (gross)	27,685,030	27,685,030
Accumulated amortization, previous years	(6,466,621)	(5,056,095)
Amortization for the year	(1,410,526)	(1,410,526)
Licenses (Software) (gross)	20,777,708	18,788,107
Accumulated amortization, previous years	(15,098,738)	(10,129,747)
Amortization for the year	(3,408,596)	(4,968,833)

Total Net Intangibles	22,078,257	24,907,936

14. Other non-current assets:

Details of other non-current assets are as follows:

	2008	2007
Description	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (Note 8(2)) (1)	574,498	472,949
Deferred union contract bonus (Note 8(1))	501,000	1,851,785
Bond issue expenses (Note 25)	479,099	636,902
Bond discount (Note 25)	785,162	1,041,631
Securities deposits	137,760	150,681
Deferred charge due to change in actuarial estimations (Note 8(3)) (2)	14,504,464	7,835,621
Deferred staff severance indemnities (3)	3,433,325	4,161,129

Total	20,415,308	16,150,698

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005 other estimates were incorporated such as the personnel fluctuation rate, employee mortality and future salary increases. During the first half of 2008 there was an evaluation of the turnover rate used to calculate staff severance indemnities. After completing this evaluation it was determined that the rotation rate be increased from 2.3% to 5.5%. As a result of this modification, in 2008 the Company recorded deferred assets of ThCh$5,356,385 (historical), which will be amortized over the period of future permanence of employees entitled to this benefit. All these estimations were determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8).

In December 2008 there was an evaluation of the interest rate used to calculate the current value of staff severance indemnities, after completing this analysis the Company decided to reduce the discount rate from 6% to 4.8%. As a result of this modification, the Company recorded deferred assets of ThCh$4,004,377 which will be amortized over the period of future permanence of employees entitled to this benefit.

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is recorded under Other Long-term Receivables.

Telefónica Chile S.A. | Annual Report 2008         87

15. Short-term obligations with banks and financial institutions:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of short-term obligations with banks and financial institutions are as follows:

		US$		U.F.		TOTAL

		2008	2007	2008	2007	2008	2007
Taxp.No.	Bank or financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Current maturities of long-term debt
97,015,000-5	SANTANDER CHILE	-	-	430,446	522,590	430,446	522,590
FOREIGN	CALYON NEW YORK BRANCH AND OTHERS	127,349,667	158,125	-	-	127,349,667	158,125
97,008,000-7	CITIBANK	-	81,777,368	-	-	-	81,777,368
FOREIGN	BBVA BANCOMER AND OTHERS	542,407	-	-	-	542,407	-
FOREIGN	BBVA BANCOMER AND OTHERS	375,532	660,055	-	-	375,532	660,055

Total		128,267,606	82,595,548	430,446	522,590	128,698,052	83,118,138

	Outstanding principal	127,290,000	81,166,982	-	-	127,290,000	81,166,982
	Average annual interest rate	2.67%	5.23%	2.61%	3.18%	2.66%	4.78%

Percentage of obligations in foreign currency : 99.67% in 2008 and 99.37% in 2007
Percentage of obligations in local currency : 0.33% in 2008 and 0.63% in 2007

16. Long-term obligations with banks and financial institutions :

Details of long-term obligations with banks and financial institutions are as follows:

			Years to maturity for long-term portion			Long-term		Long-term

						portion		portion
						as of	Average	as of
						December	annual	December
		Currency	1 to 2	2 to 3	3 to 5	30,2008	interest	30,2007
Taxp.No.	Bank or financial institution	Index	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

	LOANS IN DOLLARS
FOREIGN	CALYON NEW YORK BRANCH AND OTHERS	US$	-	-	-	-	-	108,222,642
FOREIGN	BBVA BANCOMER AND OTHERS	US$	-	95,467,500	-	95,467,500	Libor + 0.334%	81,166,982
FOREIGN	BBVA BANCOMER AND OTHERS (1)	US$	-	-	95,467,500	95,467,500	Libor + 0.60%	-

Subtotal			-	95,467,500	95,467,500	190,935,000	3.21%	189,389,624

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	SANTANDER CHILE	UF	76,263,886	-	-	76,263,886	Tab 360 + 0.325%	75,967,067

Subtotal			76,263,886	-	-	76,263,886	2.61%	75,967,067

Total			76,263,886	95,467,500	95,467,500	267,198,886	3.04%	265,356,691

Percentage of obligations in foreign currency: 71.46% in 2008 and 71.37% in 2007
Percentage of obligations in local currency: 28.54% in 2008 and 28.63% in 2007

(1) In June 2008, the Company renegotiated this loan, extending the expiration date from December 2008 to May 2013, in addition to changing the bank agent, which was Citibank and changing the spread from 0.31% to 0.60%.

88          Telefónica Chile S.A. | Annual Report 2008

17. Bonds and promissory notes payable:

Bonds:

Details of bonds issued, classified as short and long-term, are as follows:

				Nominal		Frequency		Par value
				annual				2008	2007
Registration number		Nominal	Readjustment	interest						Placement
or identification of		Amount	unit	rate	Final	Interest				in Chile
the instrument	Series	of issue	for bond	%	Maturity	payment	Amortizations	ThCh$	ThCh$	or abroad

Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr,2016	Semi-annual	Semi-annual	1,675,776	1,963,049	Chile
281.20.12.01	L (1)	-	U.F.	3.750	Oct,2012	Semi-annual	Maturity	438,377	161,945	Chile

Total Short-term portion								2,114,153	2,124,994

Long-term bonds
143.27.06.91	F	500,000	U.F.	6.000	Apr,2016	Semi-annual	Semi-annual	9,960,120	11,447,714	Chile
281.20.12.01	L (1)	3,000,000	U.F.	3.750	Oct,2012	Semi-annual	Maturity	64,357,710	64,107,230	Chile

Total								74,317,830	75,554,944

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually.

18. Accruals and Write-offs:

Detail of accruals shown in liabilities are as follows:

	2008	2007
	ThCh$	ThCh$

Current
Staff severance indemnities	3,059,179	2,349,923
Vacation	5,065,840	4,780,707
Incentive provision	11,121,827	6,356,859
Other employee benefits (1)	2,259,265	1,304,517
Employee benefit advances	(3,841,777)	(3,214,057)

Sub-Total	17,664,334	11,577,949

Long-term
Staff severance indemnities	46,586,943	38,494,650

Total	64,251,277	50,072,599

(1)Includes provisions as per current union agreement.

During the years ended as of December 31, 2008 and 2007 write-offs were recorded for the amount of ThCh$12,186,885 and ThCh$7,464,903, respectively, which were charged against the corresponding provision.

Telefónica Chile S.A. | Annual Report 2008         89

19. Staff severance indemnities:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of the charge to income for staff severance indemnities are as follows:

	2008	2007
	ThCh$	ThCh$

Beginning balance (1)	37,506,495	39,191,229
Payments for the year	(3,403,860)	(3,062,357)
Changes in actuarial hypothesis	9,360,762	-
Provision increase	6,182,725	4,715,701

Ending Balance	49,646,122	40,844,573

(1) The previous year is shown restated for comparative purposes.

20. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. Details for 2008 and 2007 are as follows:

	Percentage		Participation		Participation
	Minority Interest		in equity		in net income (loss)

	2008	2007	2008	2007	2008	2007
Subsidiaries	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	0.1029	0.13	217,213	248,244	23,737	28,275
Fundación Telefónica Chile	50.00	50.00	(48,818)	57,790	(106,607)	(148,424)
Telefónica Gestión de Servicios Compartidos Chile S.A.	0.001	0.001	18	17	-	1

Total			168,413	306,051	(82,870)	(120,148)

90          Telefónica Chile S.A. | Annual Report 2008

21. Shareholders’ equity:

During 2008 and 2007, changes to shareholders’ equity accounts are as follows:

						Total
	Paid-in	Other	Retained	Net	Interim	shareholders´
	capital	reserves	Earnings	income	Dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances as of December 31, 2007	904,735,562	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598
Transfer of 2007 income to retained earnings	-	-	10,856,131	(10,856,131)	-	-
Cumulative translation adjustment	-	990,772	-	-	-	990,772
Capital decrease	(39,243,441)	-	-	-	-	(39,243,441)
Absorption provisional dividends	-	-	(5,806,115)	-	5,806,115	-
Definitive dividend 2007	-	-	(5,050,016)	-	-	(5,050,016)
Interim dividend 2008	-	-	-	-	(5,742,943)	(5,742,943)
Price-level restatement, net	77,735,181	(289,425)	-	-	5,743	77,451,499
Net income	-	-	-	17,611,683	-	17,611,683

Balances as of December 31, 2008	943,227,302	(2,550,633)	-	17,611,683	(5,737,200)	952,551,152

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	(762,270)	-	-	-	(762,270)
Capital decrease	(48,815,012)	-	-	-	-	(48,815,012)
Absorption provisional dividends	-	-	(10,486,613)	-	10,486,613	-
Definitive dividend 2006	-	-	(12,866,433)	-	-	(12,866,433)
Interim dividend 2007	-	-	-	-	(5,742,943)	(5,742,943)
Price-level restatement, net	62,655,621	(171,545)	-	-	(63,172)	62,420,904
Other reserves	-	682,346	-	-	-	682,346
Net income	-	-	-	10,856,131	-	10,856,131

Balances as of Decemberr 31, 2007	904,735,562	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598

Restated balances as of December 31, 2008	985,257,027	(3,541,406)	-	11,822,327	(6,322,859)	987,215,089

Telefónica Chile S.A. | Annual Report 2008         91

21. Shareholders’ Equity, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(a) Paid-in capital:

As of December 31, 2008 the Company’s paid-in capital is as follows:

Number of shares:

Serie	No. of subscribed	No. of paid	No. of shares with voting
	shares	shares	rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Serie	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$

A	861,275,940	861,275,940
B	81,951,362	81,951,362

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2008 is as follows:

	Percentage of
	Total holdings	Number of
Type of shareholder	%	shareholders

10% holding or more	97.685097	3
Less than 10% holding:
Investment equal to or exceeding UF 200	1.723737	558
Investment under UF 200	0.591166	9,455

Total	100.00	10,016

Controlling company	96.75	2

In relation to the Takeover Bid of Compañía de Telecomunicaciones de Chile S.A. the Extraordinary Shareholders’ meeting held on October 7, 2008 rejected modification of the Company bylaws, and requested to eliminate restrictions and references in conformity with Title XII of Decree Law No.3,500, referring among other things, to the 45% maximum concentration allowed.

On October 11, 2008, the Company’s Board agreed to call an Extraordinary Shareholders’Meeting as requested by shareholders AFP Capital S.A., AFP Cuprum S.A. and AFP Provida, holders of more than 10% of shares and within the Takeover Bid (OPA) process carried out by Inversiones Telefónica Internacional Holding Ltda., subsidiary of Telefónica S.A. (Spain).

On October 28, the Extraordinary Shareholders’Meeting approved modification of the Company’s bylaws related to the restrictions and references mentioned in the first paragraph, thus allowing Inversiones Telefónica Internacional Holding Ltda. to acquire 51.85% of the shares of Telefónica Chile S.A.

As of December 31, 2008, Telefónica S.A (Spain), through its subsidiaries Inversiones Telefónica Internacional Holding Ltda. and Telefónica Internacional Chile S.A. owners of 51.85% and 44.9%, respectively, now indirectly own 96.75% of the Company’s equity.

92          Telefónica Chile S.A. | Annual Report 2008

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders’Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

At the Ordinary Shareholders’ Meeting held on April 14, 2005, in consideration of the cash situation, the levels of projected investment and the solid financial indicators, the dividend distribution policy was modified, which was reported at the Ordinary Shareholders’ Meeting of April 2004, and it was agreed upon to distribute 100% of the net income generate during the respective year, by means of a interim dividend in November of each year and a final dividend in may of the following year.

ii) Dividend distributed:

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No.173, for the amount of ThCh$12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No.174 of Ch$6 per share, equivalent to ThCh$5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

On April 14, 2008 the Ordinary Shareholders’ Meeting approved payment of final dividend No.175 in the amount of ThCh$ 5,050,016 (historical), equivalent to Ch$5.276058 per share with a charge to 2007 net income. The dividend was paid in May 2008.

Additionally, the Extraordinary Shareholders’ Meeting held on April 14, 2008 approved modification of the Company’s bylaws in order to decrease capital by ThCh$39,243,441 (historical), for the purpose of distributing additional cash to the shareholders in 2008. That capital distribution was equivalent to Ch$41 per share. The dividend was paid in June 2008.

On November 19, 2008, the Board of Directors agreed to pay interim dividend No.176 in the amount of Ch$6 per share, equivalent to ThCh$5,742,943 (historical), with a charge to 2008 net income. The dividend was paid in December 2008.

(d) Other reserves:

Other reserves correspond to the net effect of the accumulated adjustment for conversion differences in accordance with Technical Bulletin No.64 issued by the Chilean Association of Accountants, and the details are as follows:

		Amount			Balance as of

		December 31,	Price-level	Net	December 31,
		2007	restatement.	Movement	2008
Taxp.No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	(3,251,980)	(289,425)	990,772	(2,550,633)

Total		(3,251,980)	(289,425)	990,772	(2,550,633)

Telefónica Chile S.A. | Annual Report 2008         93

22. Other Non-Operating Income and Expenses:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(a) Other non-operating income:

Details of other non-operating income are as follows:

	2008	2007
Other Income	ThCh$	ThCh$

Administrative services	41,087	1,655,219
Fines levied on suppliers and indemnities	385,286	472,787
Sale of fixed assets of Telefónica Asistencia y Seguridad S.A.	5,069,623	2,389,282
Real estate rental	16,287,654	-
Proceeds from sale of used equipment	-	93,570
Other	324,522	820,592

Total	22,108,172	5,431,450

(b) Other non-operating expenses:

Details of other non-operating expenses are as follows:

	2008	2007
Other Expenses	ThCh$	ThCh$

Restructuring costs	3,449,247	3,835,865
Removal of expired assets	6,943,881	2,632,758
Expired assets provision	16,804,054	9,568,663
Indemnities, lawsuits and fines	3,456,292	4,437,980
Other	1,242,138	582,862

Total	31,895,612	21,058,128

94          Telefónica Chile S.A. | Annual Report 2008

23. Price-level restatement:

Details of price-level restatement are as follows:

	Indexation	2008	2007
Assets (Charges) Credits		ThCh$	ThCh$

Inventory	C.P.I.	191,514	133,866
Prepaid expenses	C.P.I.	-	83,008
Other current assets	C.P.I.	-	112,985
Other current assets	U.F.	2,446,593	2,877,963
Short and long-term deferred taxes	C.P.I.	8,515,161	8,239,488
Property, plant and equipment	C.P.I.	112,650,657	101,544,282
Investments in related companies	C.P.I.	694,456	411,222
Goodwill	C.P.I.	1,447,055	1,337,737
Long-term receivables	U.F.	13,749,604	2,264
Other long-term assets	C.P.I.	2,180,258	2,682,293
Other long-term assets	U.F.	157,553	67,840
Expense accounts	C.P.I.	26,155,734	25,034,582

Total Credits		168,188,585	142,527,530

	Indexation	2008	2007
Liabilities – Shareholders’ Equity (Charges) Credits		ThCh$	ThCh$

Short-term obligations	U.F.	(9,530,676)	(556,677)
Long-term obligations	C.P.I.	(28,718)	-
Long-term obligations	U.F.	(14,042,383)	(34,501,353)
Shareholders’ equity	C.P.I.	(77,451,499)	(67,976,364)
Revenue accounts	C.P.I.	(38,616,412)	(37,583,347)

Total Charges		(139,669,688)	(140,617,741)

Gain from Price-level Restatement, net		28,518,897	1,909,789

Telefónica Chile S.A. | Annual Report 2008         95

24. Foreign currency translation:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of the gain on foreign currency translation are as follows:

		2008	2007
Assets (Charges) Credits	Currency	ThCh$	ThCh$

Current assets	US$	6,302,771	(320,835)
Current assets	EURO	47,088	(29,545)
Current assets	REAL	(16,204)	182,023
Long-term receivables	US$	43,113,139	663,963

Total Credits		49,446,794	495,606

		2008	2007
Liabilities (Charges) Credits	Currency	ThCh$	ThCh$

Short-term obligations	US$	(4,379,048)	596,557
Short-term obligations	EURO	(149,975)	20,920
Short-term obligations	REAL	(8)	(1,119)
Short-term obligations	JPY	-	(228)
Long-term obligations	US$	(44,294,909)	(1,504,248)

Total Charges		(48,823,940)	(888,118)

Foreign currency translation (loss) gain, net		622,854	(392,512)

25. Expenses from issuance and placement of shares and debt:

Details of this item are as follows:

	Short-term		Long-term
	2008	2007	2008	2007
Description	ThCh$	ThCh$	ThCh$	M$

Bond issuance expenses	147,364	147,849	479,099	636,902
Discount on debt	260,540	263,856	785,162	1,041,631

Total	407,904	411,705	1,264,261	1,678,533

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

96          Telefónica Chile S.A. | Annual Report 2008

26. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which generate future cash flows are as follows:

a)	Financing activities: Financing activities that generate future cash flows are as follows:
	Obligations with banks and financial institutions	- Notes 15 and 16
	Bonds	- Note 17

b)	Investing activities: Investing activities that generate future cash flows are as follows:

Description	Maturity	ThCh$

BCP	2009	10,706,142
PDBC	2009	5,182,437

c) Cash and cash equivalents:

	2008	2007
Description	ThCh$	ThCh$

Cash	10,633,432	5,829,591
Time deposits (Note 34)	50,928,622	79,708,860
Other current assets (Note 9)	6,862,388	-

Total	68,424,442	85,538,451

Telefónica Chile S.A. | Annual Report 2008 97

27. Derivative Contracts :

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of derivative contracts are as follows:

				Description of Contract						Affected Accounts
					Purchase /	Hedged Item or Transaction		Value of	Asset/Liability		(Charge)/ Credit to Income
Type of	Type of	Contract	Maturity or	Value of	Sale			Hedged	Name	Amount	Realized	Unrealized
Derivate	Contract	Value	Expiration	Hedged Item	Position	Name	Amount	Item
								ThCh$		ThCh$	ThCh$	ThCh$

S	CCPE	90,000,000	II Quarter 2011	Exchange rate	P	Loan in US$	90,000,000	57,280,500	assets	57,280,500	8,310,742	-
									liabilities	(58,890,139)
S	CCTE	50,000,000	II Quarter 2009	Exchange rate	P	Loan in US$	50,000,000	31,822,500	assets	31,822,500	4,008,263	53,097
									liabilities	(34,838,128)
S	CCTE	150,000,000	IV Quarter 2009	Exchange rate	P	Loan in US$	150,000,000	95,467,500	assets	95,467,500	16,726,495	(624,722)
									liabilities	(99,983,900)
S	CCTE	60,000,000	II Quarter 2011	Exchange rate	P	Loan in US$	60,000,000	38,187,000	assets	38,187,000	6,924,409	(772,371)
									liabilities	(36,647,111)
S	CCTE	150,000,000	II Quarter 2013	Exchange rate	P	Loan in US$	150,000,000	95,467,500	assets	95,467,500	16,770,262	113,766
									liabilities	(69,381,040)
S	CCTE	1,635,880	II Quarter 2009	Exchange rate	P	Loan in US$	1,635,880	35,093,835	assets	35,093,835	1,390,798	(476,007)
									liabilities	(32,862,612)
S	CCTE	3,555,000	II Quarter 2010	Exchange rate	P	Loan in US$	3,555,000	76,263,886	assets	76,263,886	2,594,842	(1,009,603)
									liabilities	(71,798,629)
S	CCTE	595,690	II Quarter 2011	Exchange rate	P	Loan in US$	595,690	12,779,088	assets	12,779,088	509,914	(160,366)
									liabilities	(12,038,430)
S	CCTE	3,000,000	IV Quarter 2012	Exchange rate	P	Loan in US$	3,000,000	64,357,710	assets	64,357,710	1,954,656	-
									liabilities	(60,728,625)
FR	CI	4,342,148	I Quarter 2009	Exchange rate	P	Loan in US$	4,342,148	2,763,560	assets	2,763,560	46,678	-
									liabilities	(2,713,048)
FR	CCPE	104,548	I Quarter 2009	Exchange rate	P	Loan in US$	104,548	66,539	assets	66,539	-	20,250
									liabilities	(46,289)
FR	CCTE	185,018	II Quarter 2009	Exchange rate	P	Loan in US$	185,018	50,269	assets	50,269	-	(16,271)
									liabilities	(66,539)

Exchange forward contracts expensed during the year (net)											(2,329,175)

Total										-	56,907,884	(2,872,227)

Types of derivatives	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for expected transactions
CI : Investment hedge contract

98 Telefónica Chile S.A. | Annual Report 2008

28. Contingencies and restrictions:

a) Lawsuits against the State of Chile:

(i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Government of Chile for the amount of ThCh$181,038,411, including readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused were due to modification of the telecommunications cable network as a result of works carried out by highway concessionaries from 1996 to 2000.

The amount of the claimed damages consists of both companies having to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law for the amount of:

a.- Compañía de Telecomunicaciones de Chile S.A.:ThCh$1,929,207 (historical)
b.- Telefónica Larga Distancia S.A.: ThCh$2,865,209 (historical)

On March 24, 2008, final first instance sentence was notified, rejecting the complaint, without costs.

This sentence is being appealed.

b) Lawsuits:

(i) Voissnet S.A.:

On July 12, 2007, Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged crossed subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets.

When answering the complaint, Telefónica Chile requested it be rejected, mainly taking into consideration that voice and broadband package offers are in response to competitive dynamics, and that the Company has not incurred in practices that attempt against free competition. The evidence stage has ended.

On August 29, 2008, Voissnet presented a second complaint to the Antitrust Commission against Telefónica Chile, this time for alleged tied sale in the commercialization of broadband with telephone services.

Telefónica Chile answered the complaint and requested that it be fully rejected, costs included. The Antitrust Commission decided on the accumulation of both processes.

(ii) Complaint filed by VTR Telefónica S.A.:

On May 8, 2008, Telefónica Chile and VTR signed a transaction by means of which they ended all judicial and administrative conflicts related to reciprocal access charges to be paid between the companies and 800-type services. Both parties will make reciprocal discounts and there is legal compensation for the amounts owed, which resulted in Telefónica Chile paying VTR the sum of Ch$12,036,787,478. Likewise, on the basis that the transaction produces the indefectible termination of the judicial proceeding in which the proceeding filed before the Ministry of Transportation and Telecommunications is involved, the parties filed a writ requesting the filing and termination of the proceeding without sanction.

(iii) Manquehue Net:

On June 24,2003,Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net for the amount of ThCh$3,647,689 in addition to sums accrued during the substantiation of the proceeding. On the same date Manquehue Net filed a complaint regarding compliance with discounts (for the amount of UF 107,000), in addition to a complaint regarding the obligation to perform (signing of 700 number service contract).

On April 11, 2005 the Arbitrator notified first instance sentence accepting the complaint filed by Telefónica Chile condemning Manquehue Net to pay approximately Ch$452 million, and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF47,600.

Telefónica Chile filed ordinary public law motions appealing both sentences, which are currently pending before the Santiago Court of Appeals.

(iv) Chilectra y CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively.

Telefónica Chile S.A. | Annual Report 2008 99

28. Contingencies and restrictions, continued:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(v) Labor lawsuits:

During the normal course of operations, labor lawsuits have been filed against the Company, which to date do not represent significant contingencies.

(vi)Complaint filed by Telmex Servicios Empresariales S.A.:

During the first quarter of 2008, Telmex Servicios Empresariales S.A. filed a complaint before the Antitrust Commission against Telefónica Chile, for alleged affectation of free competition, related to the process of being awarded the concession for local wireless public service of the 3,400 – 3,600 MHz band, requesting a sentence to pay a fine to the Government in the amount of 18,000 UTA.

The Company answered the complaint within the deadline, requesting rejection of all its parts. The proceeding is in the hearing stage.

Telefónica Chile and TLD were sued by Telmex Servicios Empresariales S.A., before the Antitrust Commission (Case No.C181-2008), for the execution of acts contrary to free competition in providing long distance services through Telefónica Chile’s prepay card denominated “Tarjeta Línea Propia” (TLP), requesting a fine of UTA 20,000 for each of the companies.

The complaint was answered requesting full rejection with costs.

(vii) Empresa Ferrocarriles del Estado de Chile:

Ordinary lawsuit for forced compliance of obligations agreed upon or consented, derived from the Regulation on Railway Crossing, Parallelism and Support, which in addition demanded payment of a sum of no less than UTM 48,298.44, whether for construction or annual passage relating to crossings located on the railway, plus indemnity for material damages and pain and suffering alleged to have been experienced, with adjustments, interest and costs, and notwithstanding the sums accrued during the proceeding.

On March 25, 2008, the final fist instance sentencing was passed, fully rejecting the complaint, which is being appealed by EFE.

(viii) Theoduloz Slier and Ochoa Soriano versus Zalaquett Zalaquett and Telefónica Chile:

Executive lawsuit of commitment to file complaint by Ms. Rodemilia Theoduloz Slier and Matilde Ochoa Soriano against Armando Zalaquett Zalaquett and Telefónica Chile. The commitment to perform the lawsuit will consisit of the delivery of 14,468,895 Series A shares of Telefónica Chile whose titleholder is the defendant, Armando Zalaquett Zalaquett.

Telefónica Chile opposed the execution, since Mr. Zalaquett is not a shareholder of the Company. This is currently in process.

(ix) Other lawsuits:

During the last quarter of 2007, resolutions passed by the Ministry of Transport and Telecommunications were notified, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions:

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 15, 16 and 17) which establish, among other things: clauses on the maximum debt the Company may maintain.

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2008, the Company complies with all financial restrictions.

100 Telefónica Chile S.A. | Annual Report 2008

Consolidated Financial Statements

28.Contingencies and restrictions, continued

d) Guarantee Deposits:

Details of guarantee deposits are as follows:

	Debtor			Effective	Liberation of Guarantee

			Type of the	Tickets	2009	2010	2011
Creditor of the Guarantee	Company Name	Relation	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$

Emp. de los Ferrocarriles del Estado.	Telefónica Chile S.A.	Parent Company	Deposit	3,218	3,218	-	-
Subsecretaria de Telecomunicaciones	Telefónica Chile S.A.	Parent Company	Deposit	1,598,563	-	34,647	1,563,916
Director Reg de Vialidad V Región	Telefónica Chile S.A.	Parent Company	Deposit	4,396	4,396	-	-
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent Company	Deposit	75,704	70,915	4,789	-
Serviu V Región	Telefónica Chile S.A.	Parent Company	Deposit	2,465	2,465	-	-
Director Regional de Vialidad de Tarapacá	Telefónica Chile S.A.	Parent Company	Deposit	2,918	2,918	-	-
SCL Terminal Aéreo de Santiago	Telefónica Chile S.A.	Parent Company	Deposit	32,179	-	-	32,179
Rentas e Inversiones Los Andes Ltda.	Telefónica Chile S.A.	Parent Company	Deposit	4,991	4,991	-	-
Rentas e Inversiones Viña del Mar Ltda.	Telefónica Chile S.A.	Parent Company	Deposit	6,064	6,064	-	-
Metro S.A.	Telefónica Chile S.A.	Parent Company	Deposit	182,073	180,142	-	1,931
S.A. Inmobiliaria Terrenos y Establecimientos	Telefónica Chile S.A.	Parent Company	Deposit	4,658	-	2,294	2,364
Servio Región de Atacama	Telefónica Chile S.A.	Parent Company	Deposit	1,137	1,137	-	-
Serviu Región del Bío Bío	Telefónica Chile S.A.	Parent Company	Deposit	2,878	42	2,114	722
Telefónica Móviles de Chile	Telefónica Chile S.A.	Parent Company	Deposit	10,726	10,726	-	-
Rentas e Inversiones Las Rejas Ltda	Telefónica Chile S.A.	Parent Company	Deposit	4,409	-	4,409	-
Félix Aparicio Hortal	Telefónica Chile S.A.	Parent Company	Deposit	2,038	2,038	-	-
Distribuidora y Servicios D&S S.A.	Telefónica Chile S.A.	Parent Company	Deposit	2,685	-	2,685	-
Constructora San Francisco	Telefónica Chile S.A.	Parent Company	Deposit	19,046	19,046	-	-
Others Guarantee	Telefónica Chile S.A.	Parent Company	Deposit	3,653	2,662	191	800
Cámara de Diputados de Chile	Telefónica Larga Distancia	Subsidiary	Deposit	17,000	17,000	-	-
Servicio Nacional de Pesca	Telefónica Larga Distancia	Subsidiary	Deposit	405	405	-	-
Ministerio de Bienes Nacionales	Telefónica Larga Distancia	Subsidiary	Deposit	3,540	3,540	-	-
Dirección de Compras y Contratación Pública	Telefónica Larga Distancia	Subsidiary	Deposit	5,000	5,000	-	-
Dirección Regional de Vialidad XII Región	Telefónica Larga Distancia	Subsidiary	Deposit	118,590	118,590	-	-
Comité de Empresas Sep	Telefónica Larga Distancia	Subsidiary	Deposit	73	-	73	-
Consejo de Defensa del Estado	Telefónica Larga Distancia	Subsidiary	Deposit	1,285	-	-	1,285
SCL Terminal Aéreo de Santiago S.A.	Telefónica Larga Distancia	Subsidiary	Deposit	32,179	-	-	32,179
Dir. Nacional de Logística de Carabineros Chile	Telefónica Empresas	Subsidiary	Deposit	409,829	-	-	409,829
Ministerio del Interior	Telefónica Empresas	Subsidiary	Deposit	302,022	302,022	-	-
Tesorería del Ejercito	Telefónica Empresas	Subsidiary	Deposit	112,000	112,000	-	-
Servicio de Salud Metropolitano Oriente	Telefónica Empresas	Subsidiary	Deposit	111,992	111,992	-	-
Subsecretaria de Redes Asistenciales	Telefónica Empresas	Subsidiary	Deposit	90,048	90,048	-	-
Dirección Nacional de Gendarmería de Chile	Telefónica Empresas	Subsidiary	Deposit	88,577	-	88,577	-
Pontificia Universidad Católica Valparaíso	Telefónica Empresas	Subsidiary	Deposit	80,000	80,000	-	-
Subsecretaria de Educación	Telefónica Empresas	Subsidiary	Deposit	80,000	-	80,000	-
Servicio de Salud Metropolitano Occidental	Telefónica Empresas	Subsidiary	Deposit	79,066	79,066	-	-
Servicio de Salud Viña del Mar Quillota	Telefónica Empresas	Subsidiary	Deposit	68,711	68,711	-	-
Servicio de Salud Metropolitano Central	Telefónica Empresas	Subsidiary	Deposit	68,541	68,541	-	-
Servicio de Salud Metropolitano Sur	Telefónica Empresas	Subsidiary	Deposit	43,827	43,827	-	-
Servicio de Salud de Concepción	Telefónica Empresas	Subsidiary	Deposit	42,637	42,637	-	-
Policía de Investigaciones	Telefónica Empresas	Subsidiary	Deposit	40,522	40,522	-	-
Policía de Investigaciones de Chile	Telefónica Empresas	Subsidiary	Deposit	40,000	40,000	-	-
Servicio de salud Valparaíso San Antonio	Telefónica Empresas	Subsidiary	Deposit	39,550	39,550	-	-
Servicio de Salud del Maule	Telefónica Empresas	Subsidiary	Deposit	36,689	36,689	-	-
Servicio de Salud de Ñuble	Telefónica Empresas	Subsidiary	Deposit	34,442	34,442	-	-
Servicio de Salud de Bío Bío	Telefónica Empresas	Subsidiary	Deposit	34,370	34,370	-	-
Servicio de Salud de Llanquihue Chile	Telefónica Empresas	Subsidiary	Deposit	33,899	33,899	-	-
Others Guarantee	Telefónica Empresas	Subsidiary	Deposit	2,133,167	1,330,181	295,477	507,509
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	91	-	91	-
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	91	-	91	-
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	91	-	91	-
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	91	-	91	-
Atento Chile S.A.	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	57,922	57,922	-	-
Centro Español Intermediario de Capacitación	Instituto Telefónica	Subsidiary	Deposit	15,718	15,718	-	-

Total				6,185,766	3,117,432	515,620	2,552,714

Telefónica Chile S.A. | Annual Report 2008 101

29. Third party guarantees:
(Translation of a Financial Statements originally isuued in spanish - See Note 2b)

The Company has not received any guarantees from third parties.

30. Chilean and Foreign Currency:

A summary of the assets in Chilean and foreign currency are as follows:

		2008	2007
Description	Currency	ThCh$	ThCh$

Total current assets :		363,939,611	393,535,431

Cash	Non-indexed Ch$	10,247,937	5,526,209
	US$	367,376	236,787
	Euros	18,119	66,595
Time deposits	Indexed Ch$	364,591	6,347,005
	Non-indexed Ch$	50,076,886	75,464,800
	US$	487,145	526,449
Marketable securities	Indexed Ch$	-	5,839,826
	Non-indexed Ch$	15,888,579	-
Notes and accounts receivable (1)	Indexed Ch$	402,841	41,350
	Non-indexed Ch$	165,747,322	208,491,654
	US$	6,379,027	6,289,735
	Euros	36,569	24,416
Accounts receivable from related companies	Non-indexed Ch$	14,180,239	10,281,512
	US$	14,036,452	15,638,272
	Euros	84,753	-
Other current assets (2)	Indexed Ch$	32,175,092	9,224,721
	Non-indexed Ch$	52,325,414	48,868,396
	US$	1,121,269	631,522
	Reales	-	36,182

Total property, plant and equipment :		1,296,417,826	1,369,211,973

Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,296,417,826	1,369,211,973

Total other long-term assets:		120,788,219	81,704,766

Investment in related companies	Indexed Ch$	10,632,290	8,919,240
Investment in other companies	Indexed Ch$	4,887	4,887
Goodwill	Indexed Ch$	15,425,983	16,778,059
Other long-term assets (3)	Indexed Ch$	60,285,588	33,812,444
	Non-indexed Ch$	34,439,471	22,190,136

Total assets		1,781,145,656	1,844,452,170

Subtotal by currency	Indexed Ch$	1,415,709,098	1,450,179,505
	Non-indexed Ch$	342,905,848	370,822,707
	US$	22,391,269	23,322,765
	Euros	139,441	91,011
	Reales	-	36,182

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventory, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated Amortization and Other.

102 Telefónica Chile S.A. | Annual Report 2008

30. Chilean and Foreign Currency, continued:

A summary of the current liabilities in Chilean and foreign currency is as follows:

		Up to 90 days				Over 90 up to 1 year
		2008		2007		2008		2007

			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
Description	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term portion of obligations	Indexed Ch$	430,446	2.61	522,590	3.18	-	-	-	-
with banks and financial	US$	128,267,606	2.67	82,595,548	5.23	-	-	-	-
institutions
Bonds and promissory notes	Indexed Ch$	2,114,153	4.88	-	-	-	-	2,124,994	5.83
payable (Bonds payable)

Long-term obligations maturing	Indexed Ch$	4,419	8.10	4,586	8.10	14,274	8.10	14,535	8.10
within a year

Accounts payable to related	Indexed Ch$	1,358,193	-	738,102	-	-	-	-	-
companies	Non-indexed Ch$	24,744,473	-	28,768,300	-	-	-	-	-
	US$	9,948,128	-	11,296,969	-	-	-	-	-
	Euros	4,225,466	-	-	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	26,452,380	-	6,036,436	-	-	-	24,865,814	-
	Non-indexed Ch$	154,599,730	-	176,699,217	-	50,901	-	20,071,517	-
	US$	34,309,286	-	18,727,145	-	45,580	-	-	-
	Euros	2,222,834	-	219,107	-	-	-	-	-
	Yenes	-	-	874	-	-	-	-	-
	Reales	156,408	-	399,073	-	-	-	-	-

TOTAL CURRENT LIABILITIES		388,833,522		326,007,947		110,755		47,076,860

Subtotal by currency	Indexed Ch$	30,359,591		7,301,714		14,274		27,005,343
	Non-indexed Ch$	179,344,203		205,467,517		50,901		20,071,517
	US$	172,525,020		112,619,662		45,580		-
	Euros	6,448,300		219,107		-		-
	Yenes	-		874		-		-
	Reales	156,408		399,073		-		-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Miscellaneous accounts payable, Accruals, Withholdings, Unearned Income and Other current liabilities.

Telefónica Chile S.A. | Annual Report 2008 103

30. Chilean and Foreign Currency, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

A summary of the long-term liabilities in Chilean and foreign currency for 2008 is as follows :

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
			Average		Average		Average		Average
			Annual		Annual		Annual		Annual
			interest		interest		interest		interest
			Rate		Ratel		Rate		Rate
Description	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG TERM LIABILITIES

Obligation with banks and financial	Indexed Ch$	76,263,886	2.61	-	-	-	-	-	-
institutions	US$	95,467,500	3.53	95,467,500	2.89	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	4,980,060	6.00	67,677,750	3.75	1,660,020	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	545,938	-	117,873	-	12,376	-	39,130,425	-
	Non-indexed Ch$	4,053,188	-	2,924,724	-	41,289,729	-	9,890,845	-

TOTAL LONG-TERM LIABILITIES		181,310,572		166,187,847		42,962,125		49,021,270

Subtotal by currency	Indexed Ch$	81,789,884		67,795,623		1,672,396		39,130,425
	Non-indexed Ch$	4,053,188		2,924,724		41,289,729		9,890,845
	US$	95,467,500		95,467,500		-		-

A summary of the long-term liabilities in Chilean and foreign currency for 2007 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
			Average		Average		Average		Average
			Annual		Annual		Annual		Annual
			interest		interest		interest		interest
			Rate		Ratel		Rate		Rate
Description	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG TERM LIABILITIES

Obligation with banks and financial	Indexed Ch$	75,967,067	3.25	-	-	-	-	-	-
institutions	US$	108,222,642	5.26	81,166,982	5.23	-	-	-	-
Bonds and promissory notes payable Indexed Ch$		2,747,451	6.00	2,747,451	6.00	70,060,042	4.11	-	-
Other long-term liabilities (5)	Indexed Ch$	31,597,578	-	938,979	-	10,808,321	-	68,689,522	-
	Non-indexed Ch$	18,373,968	-	1,146,928	-	2,540,475	-	8,838,817	-

TOTAL LONG-TERM LIABILITIES		236,908,706		86,000,340		83,408,838		77,528,339

Subtotal by currency	Indexed Ch$	110,312,096		3,686,430		80,868,363		68,689,522
	Non-indexed Ch$	18,373,968		1,146,928		2,540,475		8,838,817
	US$	108,222,642		81,166,982		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

104 Telefónica Chile S.A. | Annual Report 2008

31. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2008 or 2007.

32. Subsequent events

Result of second Takeover Bid (OPA)

On January 9, 2009, Inversiones Telefónica Internacional Holding Limitada, informed the result of the Takeover Bid carried out on December 1, 2008 and complemented on December 16 of the same year, which has obtained direct and indirect ownership of approximately 97.86% of the shares issued by Telefónica Chile through its controller Telefónica Internacional Chile S.A.

Closing of the ADR Program

On January 29, 2009, the Company’s Board agreed to begin the closing process of the ADRs in the market of the United States of America (CTC Code), delisting CTC from the New York Stock Exchange (NYSE), and from the Securities and Exchange Commission (SEC) and terminating the convention signed between Telefónica Chile, Banco Central de Chile and Depository Bank, under Chapter XXVI of the Compendium of International Exchange Standards.

The described process contemplates a 4-month period to obtain the corresponding authorizations.

Registration of lines of Local Bonds

On January 29, 2009, the Board agreed to the following:

- Issue two lines of bonds: one with a 10-year term and another with a 30-year term. Each line will be for 8 million unidades de fomento.

- Limit the amount of the first placement with a charge to each line of bonds to a maximum of 8 million unidades de fomento, altogether.

The Board also empowered the General Manager, Mr. Oliver Flogel and the Finance Manager, Ms. Isabel Margarita Bravo Collao, so that either of them, indistinctly can establish the conditions, terms and timeliness of the issuance and sign the contracts and undertake all processes and acts necessary for the issuance and sale of the bonds.

In the period from January 1 to 29, 2009, there have been no other significant subsequent events that affect the financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel, because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non- compliance with municipal ordinances or to other supervising organizations.

Telefónica Chile S.A. | Annual Report 2008 105

34. Time deposits:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of time deposits are as follows:

							Accrued	Total
			Principal	Rate		Principal	interest	2008
Placement	Entity	Currency	ThCh$	%	Maturity	ThCh$	ThCh$	ThCh$

Decem. 1, 2008	BANCO SANTANDER	CH$	6,200,000	8.88	Jan 20,2009	6,200,000	45,879	6,245,879
Decem. 2, 2008	BANCO SANTANDER	CH$	3,500,000	8.88	Feb 20,2009	3,500,000	25,037	3,525,037
Decem. 2, 2008	BANCO SANTANDER	CH$	2,000,000	8.88	Feb 20,2009	2,000,000	14,307	2,014,307
Decem. 3, 2008	BCI	CH$	3,000,000	8.88	Feb 16,2009	3,000,000	20,720	3,020,720
Decem. 3, 2008	BCI	CH$	2,300,000	8.88	Feb 18,2009	2,300,000	15,885	2,315,885
Decem. 4, 2008	BBVA	CH$	3,900,000	8.82	Feb 12,2009	3,900,000	25,799	3,925,799
Decem. 5, 2008	BANCO CHILE	CH$	2,450,000	8.40	Jan 5,2009	2,450,000	14,863	2,464,863
Decem. 9, 2008	BBVA	CH$	2,500,000	8.34	Jan 7,2009	2,500,000	12,742	2,512,742
Decem. 15 2008	BCI	CH$	3,600,000	8.64	Jan 14,2009	3,600,000	13,824	3,613,824
Decem. 15, 2008	BANCO CHILE	CH$	600,000	8.52	Jan 14,2009	600,000	2,272	602,272
Decem. 16, 2008	BANK BOSTON	CH$	3,500,000	8.52	Jan 26,2009	3,500,000	12,425	3,512,425
Decem. 23, 2008	BANCO SANTANDER	CH$	4,500,000	8.88	Mar 23,2009	4,500,000	8,880	4,508,880
Decem. 24, 2008	BBVA	CH$	2,900,000	8.88	Jan 12,2009	2,900,000	5,007	2,905,007
Decem. 24, 2008	BCI	CH$	3,000,000	7.20	Jan 12,2009	3,000,000	4,200	3,004,200
Decem. 24, 2008	BANCO SANTANDER	CH$	1,300,000	7.80	Jan 12,2009	1,300,000	1,972	1,301,972
Decem. 30, 2008	BCI	CH$	600,000	7.20	Jan 6,2009	600,000	120	600,120
Decem. 30, 2008	BBVA	CH$	3,200,000	8.64	Feb 9,2009	3,200,000	768	3,200,768
Decem. 30, 2008	BANCO CHILE	CH$	700,000	8.40	Jan 29,2009	700,000	163	700,163
Decem. 2, 2008	BCI	UF	16.96	2.50	Mar 3,2009	363,858	733	364,591
Decem. 10, 2008	BCI	CH$	101,511	0.72	Jan 9,2009	101,511	512	102,023
Decem. 10, 2008	BCI	USD	70.59	2.43	Jan 9,2009	44,927	64	44,991
Decem. 31, 2008	CITIBANK NY	USD	695	0.00	Jan 2,2009	442,154	-	442,154

Total						50,702,450	226,172	50,928,622

35. Accounts payable:

Details of the accounts payable balance are as follows:

	2008	2007
Description	ThCh$	ThCh$

Suppliers
Chilean	150,593,923	158,605,082
Foreign	15,195,029	17,064,252
Provision for works-in-progress	3,057,201	6,418,501

Total	168,846,153	182,087,835

106 Telefónica Chile S.A. | Annual Report 2008

36. Other accounts payable:

Details of the accounts payable balance are as follows:

	2008	2007
Description	ThCh$	ThCh$

Exchange insurance contract payables	6,253,698	25,553,124
Billing on behalf of third parties	3,244,918	4,354,710
Accrued supports	519,396	760,791
Carrier service	3,428,040	477,540
Others	114,186	58,628

Sub-Total	13,560,238	31,204,793

Description

Exchange insurance contract creditors	470,129	49,412,008

Sub-Total	470,129	49,412,008

Total	14,030,367	80,616,801

Antonio José Coronet	Oliver Alexander Flögel
Accountant Manager	General Manager

Telefónica Chile S.A. | Annual Report 2008 107

COMPAÑ¥A DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007

1. HIGHLIGHTS

Capital Decrease

Telefónica Chile

The ordinary Shareholders’ Meeting held on April 14, 2008 agreed to the following:

a) Distribute 46.52% of net income for the year, through payment of a final dividend of Ch$5.276058 per share, to be paid on May 14, 2008.

b) Decrease share capital by ThCh$39,243,441 maintaining the same amount of shares issued by the Company, which means paying Ch$41 per share, empowering the Board of Directors to set the payment date for the shareholders.

c) Modify Bylaws, in reference to the previously mentioned agreements.

Modification of bylaws (Takeover Bid)

On September 16, 2008 the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. called an Extraordinary Shareholders’ Meeting to be held on October 7, 2008, in order to approve modification of the Company’s bylaws, eliminating the restrictions and references contained in the bylaws in conformity with Title XII of Decree Law No.3,500, pertaining among other things, to the maximum allowed concentration of 45%.

The Extraordinary Shareholders’ Meeting held on that date in relation to the Takeover Bid (OPA) (“Oferta Pública de Adquisición de Acciones) of Compañía de Telecomunicaciones de Chile S.A. rejected modification of the bylaws.

On October 11, 2008 the Board of Directors of the Company, accepting the petition of shareholders AFP Capital S.A.,AFP Cuprum S.A. and AFP Provida, holders of more than 10% of shares, and within the Takeover Bid (“OPA”) process of Inversiones Telefónica Internacional Holding Limitada, subsidiary of Telefónica S.A. (Spain), agreed to call an Extraordinary Shareholders’ Meeting on October 28, 2008, in order to approve modification of the Company’s bylaws relating to the restrictions and references mentioned in the first paragraph.

Appointment of General Manager

On December 18 the Board of Directors accepted the resignation of Mr. José Molés Valenzuela from the position of General Manager of the company, effective as of January 1, 2009. To replace him, the Board has appointed Mr. Oliver Alexander Flögel to be the Company’s General Manager effective January 1, 2009.

Sale of assets and assignment of customers of Telefonica Asistencia y Seguridad S.A. to Prosegur.

On October 14 an essential event was published informing the official sale of the realizable and fixed assets and assignment of customers of subsidiary Telefónica Asistencia y Seguridad S.A. to the Prosegur Group, through its company Prosegur Activa Chile Servicios Limitada.

On December 31, 2008 Telefónica Chile absorbed subsidiary Telefónica Asistencia y Seguridad S.A. by acquiring the participation of Telefónica Gestión Servicios Compartidos Chile S.A. equivalent to 0.001%, thus gathering all the shares of that company in Telefónica.

Appointment of Directors

Telefónica Larga Distancia

The Ordinary Shareholders’ Meeting held on April 11, 2008, agreed to appoint the following company directors:

- Emilio Gilolmo López
- José Molés Valenzuela
- Manuel Plaza Martin
- Juan Antonio Etcheverry Duhalde
- Humberto Soto Velasco
- Fernando García Muñoz
- Cristián Aninat Salas

Telefónica Chile

On April 23, 2008 the board of directors agreed to appoint Mr. Andrés Concha Rodríguez as regular director and Mr. Raúl Morodo Leoncio as deputy director.

108 Telefónica Chile S.A. | Annual Report 2008

Dividends Policy

Telefónica Chile

The ordinary Shareholders’ Meeting held on April 14, 2008, agreed to distribute 2007 net income, through payment of a final dividend of Ch$5.276058 per share. In accordance with the current dividend policy, this dividend, added to interim dividend No. 174 in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, paid on November 21, 2007, total 100% of net income generated during 2007.

On May 22 the board ofdirectors agreed to pay a capital distribution as of June 13, 2008 in the amount of Ch$41 per share.

On November 19 it agreed to pay an interim dividend with a charge to net income for the year ended December 31, 2008 in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, which will be paid as of December 10.

Telefónica Larga Distancia

The ordinary Shareholders’ Meeting held on April 11, 2008, agreed to distribute 30% of net income for 2007 through payment of a dividend in the amount of Ch$105.10171 per share, which will be paid on May 15, 2008.

Relevant Industry Aspects

The most relevant event in the first half of the year was the strong development of a new Internet connection service, Mobile Broadband, a product offered using 3G technology by the three current mobile operators: Movistar, Entel and Claro. The launching of this service has had an impact on customers that value connectivity in movement and has also reached customer segments that were not serviced by fixed broadband.

The integrated service offer is growingly intense, generating a new focus of competition among the different operators in the sector involving their own services or alliances with third parties. In this manner, in the residential area almost all fixed operators already have package service offers (voice, broadband and TV). A similar situation can be observed in small and medium companies with offers of voice and broadband plans, while in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technology. Transversally, mobile communications have become massive in the social and corporate areas of the country.

A competition model based on network infrastructure which mainly uses ADSL, coaxial, fiber optics and wireless (3G, WiMax, PHS) technologies was maintained at a domestic level.

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND INCOME BY BUSINESS AREA

TABLE No. 1: VOLUME STATISTICS

			VARIANCE

	DECEMBER	DECEMBER	Q	%
DESCRIPTION	2007	2008

Lines in Service at end of period	2,179,205	2,120,974	(58,231)	-2.67%
Normal	561,368	459,522	(101,846)	-18.14%
Plans	1,257,279	1,324,479	67,200	5.34%
Prepayment	360,558	336,973	(23,585)	-6.54%
Broadband	644,522	710,797	66,275	10.28%
DLD traffic (thousands of minutes)	543,199	571,951	28,752	5.29%
Outgoing ILD traffic (thousands of minutes)	74,063	77,690	3,627	4.90%
Dedicated IP (1)	15,581	19,122	3,541	22.73%
Digital Television	219,916	262,957	43,041	19.57%

(1) Does not include the Citynet network.

Telefónica Chile S.A. | Annual Report 2008 109

TABLE No. 2: CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Figures in millions of Chilean pesos as of 12.31.2008)

			VARIANCE (2008/2007)

	Jan-Dec	Jan-Dec
DESCRIPTION	2007	2008	MCh$	%

OPERATING INCOME
FIXED TELEPHONY	506,499	491,542	(14,957)	-3.0%
Basic Telephone Service	278,648	263,409	(15,239)	-5.5%
Fixed Income (1)	57,067	41,848	(15,219)	-26.7%
Variable Income	54,340	49,186	(5,154)	-9.5%
Connections and Other Installations	2,843	3,955	1,112	39.1%
Flexible Plans (Minutes) (1)	141,057	144,375	3,318	2.4%
Value Added Services	16,188	16,365	177	1.1%
Other Basic Telephony Revenues	7,153	7,680	527	7.4%

Broadband and Broadband plus Voice	110,677	122,057	11,380	10.3%

Access and Interconnection Charges (2)	57,542	59,099	1,557	2.7%
Domestic Long Distance	8,138	6,497	(1,641)	-20.2%
International Long Distance	1,895	1,679	(216)	-11.4%
Other Interconnection Services	47,509	50,923	3,414	7.2%

Other Fixed Telephony Businesses	59,632	46,977	(12,655)	-21.2%
Advertising in Telephone Books	3,534	3,228	(306)	-8.7%
ISP Switchboard and Dedicated	1,669	341	(1,328)	-79.6%
Telemergencia	8,848	5,904	(2,944)	-33.3%
Public Telephones	9,190	6,352	(2,838)	-30.9%
Interior Installations and Equipment Rental	31,663	25,776	(5,887)	-18.6%
Equipment Sales	4,728	5,376	648	13.7%

TELEVISION	28,919	41,472	12,553	43.4%

LONG DISTANCE	63,639	58,045	(5,594)	-8.8%
Domestic Long Distance	23,145	19,787	(3,358)	-14.5%
International Service	28,583	27,156	(1,427)	-5.0%
Media and Circuit Rental	11,911	11,102	(809)	-6.8%

CORPORATE COMMUNICATIONS	89,577	91,615	2,038	2.3%
Handsets	13,275	11,509	(1,766)	-13.3%
Complementary Services	15,268	14,365	(903)	-5.9%
Data Services	31,898	34,936	3,038	9.5%
Circuits and Others	29,136	30,805	1,669	5.7%

OTHER BUSINESSES (3)	2,623	2,594	(29)	-1.1%

TOTAL OPERATING REVENUES	691,257	685,268	(5,989)	-0.9%

Remunerations	92,565	96,749	4,184	4.5%
Depreciation	234,044	213,365	(20,679)	-8.8%
Other Operating Costs	287,845	318,056	30,211	10.5%

TOTAL OPERATING COSTS	614,454	628,170	13,716	2.2%

OPERATING INCOME	76,803	57,098	(19,705)	-25.7%

Financial Income	5,425	5,580	155	2.9%
Other Non-operating income	5,432	22,108	16,676	307.0%
Income from Investments in Related Companies (4)	2,056	1,607	(449)	-21.8%
Financial Expenses	(20,593)	(32,938)	(12,345)	60.0%
Amortization of Goodwill	(1,709)	(1,709)	0	0.0%
Other Non-operating Expenses	(21,058)	(31,896)	(10,838)	51.5%
Price-level Restatement and Foreign Currency Translation	1,516	29,142	27,626	1822.3%

NON-OPERATING INCOME (LOSS)	(28,931)	(8,106)	20,825	-72.0%

INCOME BEFORE INCOME TAXES	47,872	48,992	1,120	2.3%

Current and Deferred Income Taxes	(36,170)	(31,463)	4,707	-13.0%
Minority Interest	120	83	(37)	-30.8%

NET INCOME (5)	11,822	17,612	5,790	49.0%

(1) Accounting consolidation does not include Telefónica Larga Distancia access charges.
(2) Includes the revenues of T-gestiona, Instituto Telefónica and Fundación.
(3) Underwater cable amortization is presented under other operating costs.
(4) For comparative analysis purposes, participation in the income of investments in related companies is presented net (net income/losses).
(5) For comparison purposes certain reclassifications of 2007 income have been performed.

110 Telefónica Chile S.A. | Annual Report 2008

3. ANALYSIS OF INCOME FOR THE YEAR

EVOLUTION OF THE STRUCTURE OF OPERATING REVENUE AND COSTS

Operating revenue

The new revenue structure has been evolving coherently with the voice, broadband and television package services strategy, through a flexible offer where customers create the combination of services that best accommodates their needs. In this manner, the Company has managed to go from a single-service line of business to a multiservice line of business.

This is evidenced when we analyze the evolution of revenues in the period from January to December 2008 in relation to January to December 2007, where it is clearly seen that the flexibility and packaging of multiple services offered by the Company has partially offset the drop in revenues from traditional telephone services and achieved a decrease of only 0.2% in comparison to 2007.

In accordance with the comment on Operating Revenues, the increased revenues from flexible plans, broadband and television have partly reverted the downward tendency of previous years; and offset the drop in revenues from traditional telephone services (fixed and variable charge) and long distance within an adverse economic environment.

The above is reflected in the following graph, where we can appreciate the growth in the contribution of product packages, which is highly coincident with the Company’s new business strategy.

Operating Costs

The new service structure has had a direct effect on the cost structure. The services that form the “multiservice” offer have two fundamental characteristics: on the one hand they have associated variable costs and commercialization expenses, which are added to the Company’s fixed costs and, on the other hand, they are services, which due to their nature in general generate a lower margin. Although this has caused an increase in the Company’s operating costs, it is expected that they should stabilize in time.

Telefónica Chile S.A. | Annual Report 2008 111

3.1 OPERATING INCOME

As of December 31, 2008, operating income amounted to Ch$57,099 million, representing a decrease of 25.7% in relation to the income obtained in 2007.

A. Operating Revenues

Operating revenues in 2008 reached Ch$685,268 million, presenting a decrease of 0.9% in relation to 2007, where they reached Ch$691,257 million.

The Company’s strategy, focused on the change in business structure, has allowed it to strengthen its growth in Broadband and Television, which together with Flexible Plans have partly neutralized the drop in income from the traditional business of Fixed Telephony, Complementary Services and Long Distance.

i. Revenues from Voice and Complementary Services: These revenues have decreased by 3% in comparison to 2007, mainly because:

Telephone Services (Voice), represents 34.4% of consolidated revenues and shows a 5.5% drop in comparison to the previous year, originated by:

• Fixed income, corresponding to the fixed monthly charge for connection to the network, shows a 26.7% drop which is mainly explained by migration of customers to flexible plans.

• Variable income decreased by 9.5%, which shows the effect of lower income derived from a decrease in traffic per line and migration of customers to flexible plans.

• Flexible plans- the growth in customers with flexible plans, leveraged by migrations from traditional telephone services and new customers obtained increased by 2.4% in comparison to the previous year.

Access charges and interconnections, represent 8.6% of consolidated revenues and show a 2.7% increase, mainly due to the 7.2% increase, equivalent to Ch$3,414 million in other interconnection services highlighted by the increase in media rental services, information services, unbundling services and fixed-fixed access charges, effect that is partially offset by lower revenues from domestic and international long distance equivalent to 20.2% and 11.4%, respectively.

Other FixedTelephony Businesses, represent 6.86% of consolidated revenues and have decreased by 21.2%, equivalent to Ch$12,655 million explained mainly by the net effect of:

• The decrease in income from interior rental, which is mainly due to the drop in average lines in service, lower income from security services, public telephones, advertising in telephone books and switchboard and dedicated ISP.

•The increase in income from commercialization of equipment.

ii.Broadband: Has showed sustained growth in the last years reaching Ch$122,057 million in 2008,a 10.3% increase incomparison to 2007 mainly due to the 10.28% increase in customers.

iii. Television: Two years after the launching of TV services, income represents 6% of operating income and amounts to Ch$41,472 million. In 2007, income from these services amounted to Ch$28,919 million. Lines in service grew 19.57% in comparison to the previous year.

iv. Long Distance: Revenues from this service decreased by 8.8% in comparison to 2007, due fundamentally to the decrease in revenues from international long distance and international which decreased by 14.5% and 5.0% respectively.

It should be noted that although revenues from long distance services have decreased, there has been an increase in the amount of minutes appraised, which is mainly due to the increase in “Multicarrier Hired” income which does not necessarily imply a direct correlation between revenues and the minutes appraised.

v. Corporate Communications: This business revenue increased by 2.3% in comparison to 2007, mainly due to an increase of 9.5% in data services and 5.7% in revenue from circuits.

vi. Other Businesses: These businesses mainly include the services of Instituto Telefónica, T-Gestiona and Fundación. Together these businesses generated income of Ch$2,594 million, which is lower than the Ch$2,623 million in revenue obtained in 2007 mainly due to the 14.3% decrease in income from T-Gestiona, which was partially offset by the Ch$311 million increase in income from Instituto Telefónica in comparison to the previous year.

B. Operating Costs

Operating costs for the year reached Ch$628,170 million, increasing by 2.2% in relation to 2007. This is explained mainly by: i) costs generated for the concept of programmers related to the increase in lines in service, as well as costs due to an increase in rental of IP capacity; ii) plant maintenance costs due to greater production related to STB, ADSL and DTH repairs; and iii) a 10.5% increase in other operating costs, explained by the increase in bad debts due to an increase in the number of customers overdue in excess of 120 days and the increased media rental costs.

112 Telefónica Chile S.A. | Annual Report 2008

3.2 NON-OPERATING INCOME

Non-operating income obtained in the year ended December 31, 2008 shows a deficit of Ch$8,106 million, which implied a 72.0% decrease in comparison to the previous year. The most significant effects are generated by:

a) Other non-operating revenues reached Ch$22,108 million, figure that is higher than the Ch$ 5,432 million reached in 2007, influenced mainly by income from the sale of Telemergencia which amounted to Ch$16,288 million.

b) Financial expenses increased by 59.9% in 2008, mainly associated to the nominalization of the Company debt, which changed from dollar/UF to dollar/peso, which implies a higher interest rate assumed by the respective insurance contracts at a nominal rate in Chilean pesos. This is framed within the hedge policy that allows the company to mitigate the exposure of the debt to the high volatility of the UF and inflation.

c) Other non-operating income reached Ch$31,896 million, higher than the Ch$21,058 million obtained in 2007. This is derived mainly from higher provisions for expired assets restructuring expenses and withdrawal of out of service property, plant and equipment, effect that is partially compensated by lower expenses related to lawsuits and others.

d) Price-level restatement in 2008 shows net income of Ch$29,142 million, mainly due to variances experienced in the CPI, Unidad de Fomento and exchange rate.

3.3 NET RESULT OF THE YEAR

As of December 31, 2008, net result reached net income of Ch$17,612 million, whereas in 2007 net income reached Ch$11,822 million. The higher result obtained in 2008 is derived from lower non-operating deficit, which decreased by 72.0% in relation to the previous year and lower income tax which decreased by 13.0%, effect that was partially compensated by the 0.9% decrease in operating revenues and the 2.2% increase in operating costs.

3.4 ADOPTION OF IFRS (Evolution of equity-net income)

In compliance with the standards of the Superintendence of Securities and Insurance (OFC 457) on September 30, 2008, the Company informed it decision to adopt IFRS as of January 1, 2009, as well as the adjustments resulting from that adoption.

As additional information and complementing this analysis, a summary table is included corresponding to the years ended as of December 31, 2008 and 2007 which shows the impact related to adjustments resulting from the adoption of IFRS.

The information contained in this summary is of a pro forma nature and has not been audited.

	Dec - 07	Dec - 08

Chile GAAP Shareholders’ Equity	906,534	952,551
IFRS adjustments	(284,439)	(341,651)
IFRS Shareholders’ Equity	622,095	610,890
Chile GAAP Net Income	10,856	17,612
IFRS adjustments	20,791	30,364
IFRS Net Income	31,647	47,976

3.5 RESULTS BY BUSINESS AREA

1. Local Telephone Business: Recorded a net deficit of Ch$12,968 million as of December 31, 2008, in comparison to net income of Ch$10,478 million in 2007. The lower income obtained in 2008 was generated by higher circuit rental capacity costs, added to higher estimation of allowance for doubtful accounts. Administration and selling expenses decreased by 1.96% mainly generated by the 32.75% decrease in depreciation for the year, effect that is partially compensated by the 15.79% increase in payroll expenses.

2. Corporate Communications Business: This business contributed net income of Ch$4,063 million, a 6.13% decrease in relation to 2007 which presents net income of Ch$4,329 million, mainly due to increased operating costs which are related to video conference equipment, routers associated to the elections project, added to lower non-operating income due to higher financial expenses associated to the mercantile mandate.

3. Long Distance Business: As of December 31, 2008 presented net income of Ch$23,076 million, exceeding net income reached in 2007 in the amount of Ch$22,168 million. This variation is mainly produced by higher operating income, which was influenced by operating revenues which increased by 2.49% in comparison to 2007, effect partially compensated by the 1.73% increase in operating costs, respectively. On the other hand, non-operating deficit increased by 29.76%, due mainly to 59.35% higher price- level restatement losses, effect that is partially compensated by the 58.89% increase in financial income.

4. Other Businesses: The businesses mainly include the services of Instituto Telefónica and T-gestiona. These businesses as a whole generated net income of Ch$36 million, lower than net income obtained in 2007 of Ch$110 million.

Telefónica Chile S.A. | Annual Report 2008 113

4. STATEMENTS OF CASH FLOWS

TABLE No. 3: CONSOLIDATED CASH FLOWS

(Figures in millions of Chilean pesos as of 12.31.2008)

	JAN-DEC	JAN-DEC	VARIANCE
DESCRIPTION	2007	2008	ThCh$	%

Cash and cash equivalents at beginning of year	48,359	85,539	37,180	76.9%
Cash flows from operating activities	266,026	183,803	(82,223)	-30.9%
Cash flows from financing activities	(78,673)	(54,051)	24,622	-31.3%
Cash flows from investing activities	(145,707)	(140,089)	5,618	-3.9%
Effect of inflation on cash and cash equivalents	(4,466)	(6,777)	(2,311)	51.7%

Cash and cash equivalents at end of year	85,539	68,425	(17,114)	-20.0%

Net change in cash and cash equivalents during the year	37,180	(17,114)	(54,294)	N.A.

The net negative variation in cash and cash equivalents of Ch$17,114 million in cash flows for 2008, compared to the positive variation of Ch$37,180 million in 2007, presented a decrease related mainly to a deficit in cash flows from operating activities this year, which presented a 40.0% deficit in relation to 2007 mainly product of the lower charge to income for depreciation, greater charge due to the effects of price-level restatement and higher payments made to suppliers.

114 Telefónica Chile S.A. | Annual Report 2008

5. FINANCIAL INDICATORS

TABLE No.4: CONSOLIDATED FINANCIAL INDICATORS

	JAN-DEC	JAN-DEC
DESCRIPTION	2007	2008

LIQUIDITY RATIO
Current Ratio	1.06	0.94
(Current Assets/current Liabilities)

Acid Ratio	0.26	0.19
(Most liquid Assets/Current Liabilities)

DEBT RATIO
Debt Ratio	0.86	0.87
(Demand Liabilities / Shareholders’ Equity)

Long-term Debt Ratio	0.57	0.53
(Long-term Liabilities / Demand Liabilities)

Financial Expenses Coverage	3.60	2.32
(Income Before Taxes and Interest / Financial Expenses)

RETURN AND NET INCOME PER SHARE RATIO

Operating Margin	14.87%	8.33%
(Operating Income / Operating Revenues)

Return on Operating Income	5.29%	4.17%
(Operating Income / Net Property, Plant and Equipment (1))

Net Income per Share	$11.23	$18.4
(Net Income / Average Number of Paid Shares each Year)

Return on Equity	1.15%	1.82%
(Net Income / Average Shareholders’ Equity)

Profitability of Assets	0.63%	0.97%
(Net Income / Average assets)

Yield of Operating Assets	5.30%	4.28%
(Operating Income /Average Operating Income (2))

Return on Dividends	7.65%	6.95%
(Dividends Paid / Market Price per Share)

ACTIVITY INDICATORS

Total Assets	ThCh$	1,844,452	ThCh$	1,781,146
Sale of Assets	ThCh$	134	ThCh$	208
Investments in Other Companies & Property, Plant & Equip.	ThCh$	52,046	Th Ch$	148,011
Inventory Turnover (times)		1.65		1.88
(Cost of Sales / Average Inventory)
Days in Inventory		218.41		191.52
(Average Inventory / Cost of Sales Times 360 days)

(1) Figures at the beginning of the year, restated
(2) Property, plant and equipment are considered operating expenses

Telefónica Chile S.A. | Annual Report 2008 115

5. FINANCIAL INDICATORS, continued:

From the previous table we emphasize the following:

The common liquidity ratio shows a decrease due to the 7.0% increase in current liabilities, related to the short-term portion of long-term obligations with banks and financial institutions, variation explained by the effects of reclassifying the short-term debt to long-term, whereas current assets only decreased by 5.2%, corresponding mainly to decrease in time deposits due to this year’s redemptions.

The debt ratio remains at approximately 0.87 and is explained by the correlation between a 2.23% and 3.51% decrease in demand liabilities and shareholders’ equity, mainly due to expired insurance payments and a decrease in stock capital and distribution of dividends carried out in 2007 and 2008, in order to distribute cash surpluses to the shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN THE MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) which a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Synthesis of Market Evolution

It is estimated that the fixed lines in service reached approximately 3,385 thousand lines in December 2008, reflecting a 1% increase in respect to December 2007. Long distance traffic dropped 11% in DLD and 4% in ILD accumulated in relation to the previous year.

The broadband market recorded a 13% increase in respect to the same period in 2007, reaching 1,452 thousand accesses.

Telefónica Chile offers DTH (direct to home) satellite television services which during December 2008 grew by 17% compared to December 2007 with a total of 1,506 thousand Pay TV accesses.

Relative Participation

The following table shows the relative participation of Telefónica Chile in the markets where it participates as of December 31, 2008.

			Position of
			Telefónica Chile in
Business	Market Share	Market Penetration	the Market

Basic Telephone Service	63%	20.2 lines / 100 inhabitants	1
Domestic Long Distance	47%	73 minutes / inhabitants per year	1
International Long Distance	43%	10 minutes / inhabitants per year	1
Corporate Communications	44%	Ch$110,892 million	1
Broadband	49%	1,452 thousand connections	1
Pay TV	18%	1,506 thousand accesses	2

116 Telefónica Chile S.A. | Annual Report 2008

8. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at floating interest rates. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange insurance.

As of December 31, 2008, the interest bearing debt in original currency expressed in dollars was US$622 million, including US$501.5 million in financial liabilities in dollars and US$120.5 million in debt in “unidades de fomento”. In this manner US$501.5 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company has Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the closing of the fourth quarter of 2008, in close to 0% average exposure of the foreign currency financial debt.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks long-term efficiency in financial expenses. This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of December 31, 2008 the Company ended with an exposure of 86% local floating interest rate exposure.

Regulatory Framework

1. Tariff System

According to Law No.18,168 (“General Telecommunications Law”), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

The maximum rates for the basic telephone services provided by Telefónica Chile S.A. are set every five years, period that ends on May 6, 2009. For the 2009-2014 period, the Antitrust Commission can define the fixed telephone services that will be subject to tariff regulation or decree their price freedom. Mobile telephone, data and pay television services are expressly exempt, according to the General Telecommunications Law. In addition, the maximum prices for interconnection services (mainly access charges for network use), are by law subject to tariff regulation for all industry operators, and these are set in accordance with the procedures stipulated by that legal provision.

According to the General Telecommunications Law, the structure, level and indexation of maximum tariffs that can be charged for regulated tariff services, are set through a Supreme Decree jointly issued by the Ministries ofTransportation andTelecommunications and of Economy, Development and Reconstruction (hereinafter, “the Ministries”).

The Ministries set the maximum tariffs on the basis of a theoretically efficient company model.

1.1. Regulated tariffs for local telephone services

The Ministry ofTransportation andTelecommunications requested that the Antitrust Commission review the current qualification of telephone services subject to tariff setting, regarding those where it is considered that market conditions are not sufficient to guarantee a regime of tariff freedom.

The Antitrust Commission held a public hearing on September 11, 2008, in order for the requester - Subtel – and the companies that contributed information to manifest their opinion regarding the request for qualification of services subject to tariff setting.

The pronouncement of the Antitrust Commission is still pending to date.

Telefónica Chile S.A. | Annual Report 2008 117

8. ANALYSIS OF MARKET RISK, continued:

In consideration of the above, Resolution No.686 dated May 20, 2003 issued by the Antitrust Commission is in force. This Resolution establishes that local telephone services, public telephones, land-line connections and other services associated to the local telephone service should be subject to tariff regulation. In accordance with this, it was determined that Telefónica Chile would have regulated tariff levels and structures, in its role of “dominant operator” throughout the national territory, except in the X and XI Regions and in Easter Island, where the dominant operators are other companies.

Tariff Decree No.169,for the 2004-2009 five-year period, applicable to Telefónica Chile, was approved and published in the Official Gazette on February 11, 2005, retroactive since May 6, 2004.

For the 2009-2014 five-year period in conformity with the procedure regulated in the law to set tariffs, Subtel set the Final Technical Economic Bases through Exempt Resolution No.562, of 2008, keeping in mind the proposal of Telefónica Chile, without requiring the formation of a Commission of Experts. The mentioned Bases define the conditions which Telefónica Chile must adhere to present its Tariff Study.

On November 7, 2008, Telefónica Chile S.A. presented the Tariff Study for the 2009 – 2014 period to Subtel.

The Ministries have up to March 7,2009 to issue their Observations and Contrapositions Report.

1.2. Tariff Flexibility

By means of Resolution No.709 of October 13, 2003, the then Resolutive Antitrust Commission decided to: “Accept the request of Compañía de Telecomunicaciones de Chile S.A. only in respect to it being necessary to clarify Resolution No.686, of May 20, 2003, in the sense that lower tariffs or different plans may be offered, but the conditions of these that protect and provide due guarantees to the user from those in dominant market positions, must be regulated by the respective authority”.

The Official Gazette of February 26, 2004, published Decree No.742, which establishes the regulation regulating the conditions under which various plans and joint offers can be offered by the dominant operators of the local public telephone service. Subsequently, through Decree No.160, of February 26, 2007, published in the Official Gazette of May 8, 2007, the mentioned regulation was modified to eliminate certain previously required obligations. Among these is the obligation that existed as a prior condition to launch joint offers with other telecommunications services in the market, of inviting third parties as well as certain specific obligations to provide information to customers.

The tariff flexibility allows Telefónica Chile to offer its customers diverse commercial plans, other than the regulated plan. In 2007, income from services subject to tariff setting correspond to approximately 38.44% of total consolidated income.

Exempt Resolution No.1,418, of November 25, 2008, issued by the Undersecretary of Telecommunications establishes the average monthly level of consumption for High Consumption Plans for 2009, leaving it without modification at the previously set level of 5,000 monthly minutes.

2. Modifications of the Regulatory Framework

2.1. Bill creating the Panel of Experts

The purpose of the project is to create a panel of experts, of a technical nature, composed of seven professionals appointed by the Antitrust Commission which will be in charge of resolving litigations and disagreements between a Company and the regulator, in order to reduce the judicialization of various regulatory processes in the telecommunications sector.

The project is in the Senate’s first constitutional stage.

2.2. Bill: Network Neutrality.

The Bill on Network Neutrality establishes, among other matters, that it will govern the telecommunications public service concessionaries and suppliers of Internet access, which supply access to the network. That bill prohibits arbitrary blockage, interference, discrimination, obstruction or restriction of the right of any Internet user to use, send, receive or offer any content, application or legal service through the Internet; the faculty of suppliers to take measures or actions to manage network traffic and management,as long and its purpose is not to perform actions that affect or can affect free competition; the faculty of suppliers to preserve the privacy of users, antivirus protection and network security; setting a deadline of 90 days for the Undersecretary of Telecommunications to dictate a Regulation that establishes the minimum conditions for providing Internet access services, as well as the actions that will be considered practices restricting the liberty of use of contents, applications or services provided through the Internet.

This bill is at the second constitutional stage, to be seen jointly by the Transportation and Telecommunications and Senate Economy Commissions.

118 Telefónica Chile S.A. | Annual Report 2008

3. Public Tender to Assign the Digital Infrastructure Project for Competitiveness and Innovation and its respective Subsidy, corresponding to the Annual Program for Subsidizable Projects for 2008 of the Telecommunications Development Fund

On October 1, 2008 Subtel called a public tender to assign the Digital Infrastructure Project for Competitiveness and Innovation and its respective subsidy corresponding to the annual program for subsidizable projects for 2008 of the Telecommunications Development Fund, in conformity with the Digital Connectivity Agreement, signed in 2007 jointly with the Undersecretary of Telecommunications, the Digital Country Foundation, the concessionaries for fixed telephony services, mobile telephony, long distance carriers, the Mobile Telephony Association and the Internet Suppliers Association, which seeks to strengthen the joint work to significantly reduce the digital breach and facilitate the communications of the public in general, achieve two million broadband accesses, connect 100% of rural schools, provide access to telecommunications services to 95% of the country’s rural population and propitiate the productive development of Chile, through Information and Communication Technologies.

On October 30, 2008, Subtel published the Specific Modified Bases that define the conditions which must be adhered to by the parties interested in participating in the public tender whose primordial objective is to build and operate telecommunications networks to provide the service of Internet access to 1470 rural locations. In addition it establishes the frequency bands that can be assigned, according to availability, for WiMax service by destining 42 MHz in the band of 2.5 GHz frequencies; 30MHz in the 2.3 – 2.4 GHz band; 50 MHz in the 3.6 GHz band, 5 MHz in the 1.8 GHz band or in the 450 MHz and 900 MHz bands. The amount of the subsidy is Ch$35,000 million.

Through publication in the Official Gazette of January 14, 2009, Subtel extended the deadline for presenting offers until February 27, 2009.

Telefónica Chile S.A. | Annual Report 2008 119

120 Telefónica Chile S.A. | Annual Report 2008

REPORT OF INDEPENDENT AUDITORS
(Translation of a report originally issued in Spanish - See note 2b.)

To the President of the Board, Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

1. We have audited the accompanying balance sheets of Compañía de Telecomunicaciones de Chile S.A. (the "Company") as of December 31, 2008 and 2007, and the related statements of income and of cash flows for the years then ended. These financial statements (and the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The attached Management Analysis is not an integral part of these financial statements, therefore this report does not include it.

2. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. These financial statements have been prepared to reflect the individual financial position of Compañía de Telecomunicaciones de Chile S.A., based on the accounting principles described in Note 2 b), before the line by line consolidation of the financial statements of the subsidiaries detailed in Note 11. Consequently, for adequate interpretation, the individual financial statements should be read and analyzed in conjunction with the consolidated financial statements of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, which are required by generally accepted accounting principles in Chile. This report is presented solely for the information and use of the Board of Directors and Management of Compañía de Telecomunicaciones de Chile S.A. and the Superintendency of Securities and Insurance.

4. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with the principles described in Note 2 b).

5. As described in Note 3 b) "Change in the reporting Entity" dated December 31. 2008 Compañia de Telecomunicaciones de Chile S.A. absorbed its subsidiary Telefónica Asistencia y Seguridad S.A.. For comparison purposes, the financial Statements for the previous year have been presented as consolidated.

/s/ Andrés Marchant V. Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, January 29, 2009

Telefónica Chile S.A. | Annual Report 2008 121

Compañía de Telecomunicaciones de Chile S.A.
BALANCE SHEETS
As of December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2008)
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

ASSETS	NOTES	2008	2007
		ThCh$	ThCh$

CURRENT ASSETS

Cash		8,113,532	3,713,718
Time deposits	(32)	49,974,863	81,829,207
Marketable securities, net	(4)	15,888,579	5,839,826
Accounts receivable, net	(5)	115,061,802	157,120,254
Notes receivable, net	(5)	3,329,008	3,852,229
Other receivables	(5)	7,081,586	4,359,350
Accounts receivable from related companies	(6a)	107,929,695	65,914,956
Inventory, net		3,739,622	5,309,170
Prepaid taxes		12,944,051	8,770,888
Prepaid expenses		2,499,791	3,049,106
Deferred taxes	(7b)	21,650,811	16,353,759
Other current assets	(8)	18,800,709	4,027,470

TOTAL CURRENT ASSETS		367,014,049	360,139,933

PROPERTY, PLANT AND EQUIPMENT	(10)

Land		30,109,262	31,536,078
Buildings and improvements		867,696,633	864,549,484
Machinery and equipment		2,998,922,400	2,951,973,383
Other property, plant and equipment		331,492,640	328,672,609
Technical revaluation		8,170,818	7,791,144
Accumulated depreciation		(3,145,827,702)	(3,023,417,615)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,090,564,051	1,161,105,083

OTHER LONG-TERM ASSETS

Investments in related companies	(11)	306,308,027	308,828,179
Investments in other companies		4,887	4,887
Goodwill, net	(12)	15,425,983	16,778,059
Other receivables	(5)	47,124,882	8,886,287
Accounts receivable from related companies	(6a)	313,623	341,535
Intangibles		20,448,702	18,459,101
Accumulated amortization		(18,198,486)	(14,878,686)
Other non-current assets	(13)	18,430,798	15,078,733

TOTAL LONG-TERM ASSETS		389,858,416	353,498,095

TOTAL ASSETS		1,847,436,516	1,874,743,111

The accompanying notes 1 to 34 are an integral part of these financial statements.

122 Telefónica Chile S.A. | Annual Report 2008

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	2008	2007
		ThCh$	ThCh$

CURRENT LIABILITIES

Short-term portion of long-term obligations with banks
and financial institutions	(14)	128,698,052	83,118,138
Bonds	(16)	2,114,153	2,124,994
Current maturities of other long-term obligations		18,693	19,121
Dividends payable		1,580,808	1,798,699
Trade accounts payable	(33)	126,631,420	138,426,840
Other accounts payable	(34)	13,550,932	30,983,499
Accounts payable to related companies	(6b)	169,226,191	134,467,097
Accruals	(17)	14,876,390	8,684,881
Withholdings		5,489,088	12,811,333
Deferred revenue		3,050,245	4,744,267
Other current liabilities		48,817	-

TOTAL CURRENT LIABILITIES		465,284,789	417,178,869

LONG-TERM LIABILITIES

Obligations with banks and
financial institutions	(15)	267,198,886	265,356,691
Long-term bonds	(16)	74,317,830	75,554,944
Miscellaneous receivables	(34)	470,129	49,412,008
Accounts payable to related companies	(6b)	2,951,657	3,100,874
Accruals	(17)	40,208,076	32,965,599
Deferred taxes, net	(7b)	44,247,939	43,735,804
Other liabilities		206,058	223,233

TOTAL LONG-TERM LIABILITIES		429,600,575	470,349,153

SHAREHOLDERS' EQUITY	(19)

Paid-in capital		943,227,302	985,257,027
Other reserves		(2,550,633)	(3,541,406)
Retained earnings		11,874,483	5,499,468
Net income		17,611,683	11,822,327
Less: Interim dividend		(5,737,200)	(6,322,859)

TOTAL SHAREHOLDERS’ EQUITY		952,551,152	987,215,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,847,436,516	1,874,743,111

The accompanying notes 1 to 34 are an integral part of these financial statements

Telefónica Chile S.A. | Annual Report 2008 123

Compañía de Telecomunicaciones de Chile S.A.
STATEMENTS OF INCOME
For the years ended December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2008)
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

	NOTES	2008	2007
		ThCh$	ThCh$

OPERATING INCOME:

Sales		563,677,192	566,757,998
Cost of sales		(404,528,206)	(385,440,594)

Gross profit		159,148,986	181,317,404

Administrative and selling expenses		(137,932,122)	(139,739,219)

OPERATING INCOME		21,216,864	41,578,185

NON-OPERATING INCOME:

Interest income		10,552,874	7,551,970
Equity participation in income of related companies	(11)	28,681,319	29,048,589
Other non-operating income	(20a)	20,197,843	5,042,151
Equity in losses of equity -method investees	(11)	(9,313,834)	(5,557,214)
Amortization of goodwill	(12)	(1,709,175)	(1,709,175)
Interest expenses		(39,249,417)	(25,477,553)
Other non-operating expenses	(20b)	(22,981,229)	(17,124,293)
Price-level restatement, net	(21)	35,563,537	7,617,774
Foreign currency translation, net	(22)	1,378,349	(310,638)

NON-OPERATING INCOME (LOSS) NET		23,120,267	(918,389)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		44,337,131	40,659,796

Income taxes	(7d)	(26,725,448)	(28,837,469)

NET INCOME		17,611,683	11,822,327

The accompanying notes 1 to 34 are an integral part of these financial statements

124 Telefónica Chile S.A. | Annual Report 2008

Compañía de Telecomunicaciones de Chile S.A.
STATEMENTS OF CASH FLOW
For the years ended December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2008)
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

	2008	2007
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	131,108,569	249,378,046

Net income	17,611,683	11,822,327

Sale of assets:	(17,614,576)	(2,194,976)

Net income on sale of property, plant and equipment	(15,603,179)	(2,194,976)
Net income on sale of other assets	(2,011,397)	-

Charges ( credits ) to income that do not represent cash flows:	165,184,087	188,663,146

Depreciation	166,149,049	183,933,816
Amortization of intangibles	3,406,139	4,968,833
Provisions and write offs	32,816,918	18,042,311
Accrued equity participation in income of related companies	(28,681,319)	(29,048,589)
Accrued loss on investments in related companies	9,313,834	5,557,214
Amortization of goodwill	1,709,175	1,709,175
Price-level restatement, net	(35,563,537)	(7,617,776)
Foreign currency translation, net	(1,378,349)	310,641
Other credits to income that do not represent cash flows	(38,296)	(645,394)
Other charges to income that do not represent cash flows	17,450,473	11,452,915

Changes in operating assets (increase) decrease:	(15,295,740)	10,829,484

Trade accounts receivable	7,198,967	(18,480,031)
Inventory	825,931	(1,631,045)
Other assets	(23,320,638)	30,940,560

Changes in operating liabilities increase (decrease):	(18,776,885)	40,258,065

Accounts payable related to operating activities	(10,986,427)	53,573,934
Interest payable	(208,384)	(452,293)
Income taxes payable, net	-	(4,345,915)
Other accounts payable related to non-operating activities	(262,439)	(2,722,397)
V.A.T. and other similar taxes payable	(7,319,635)	(5,795,264)

The accompanying notes 1 to 34 are an integral part of these financial statements

Telefónica Chile S.A. | Annual Report 2008 125

Compañía de Telecomunicaciones de Chile S.A.
STATEMENTS OF CASH FLOW
For the years ended December 31, 2008 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2008)
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

	2008	2007
	ThCh$	ThCh$

NET CASH FLOWS USED IN FINANCING ACTIVITIES	(54,043,283)	(78,666,423)

Dividends paid	(11,131,037)	(21,156,504)
Capital distribution	(41,393,078)	(56,023,800)
Payment of bonds	(1,519,168)	(1,486,119)

NET CASH USED IN INVESTING ACTIVITIES	(88,545,821)	(129,490,845)

Sale of property, plant and equipment	4,502,966	2,070,522
Sale of other investments	51,719,166	17,733,651
Acquisition of property, plant and equipment	(102,584,787)	(105,424,243)
Collection of other loans to related companies	3,894,013	1,713,005
Other loans to related companies	-	(37,294,675)
Other investment activities	(46,077,179)	(8,289,105)

NET CASH FLOWS FOR THE YEAR	(11,480,535)	41,220,778

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6,482,210)	(4,218,347)

NET DECREASE OF CASH AND CASH EQUIVALENTS	(17,962,745)	37,002,431

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	82,913,528	45,911,097

CASH AND CASH EQUIVALENTS AT END OF YEAR	64,950,783	82,913,528

The accompanying notes 1 to 34 are an integral part of these financial statements

126 Telefónica Chile S.A. | Annual Report 2008

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
NOTES TO THE FINANCIAL STATEMENTS
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

1. Registration in the Securities Registry:

Compañía de Telecomunicaciones de Chile (“Telefónica Chile,” or the “Company”) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

2. Summary of Significant Accounting Policies:

(a) Accounting year:

The financial statements correspond to the years ended December 31, 2008 and 2007.

(b) Basis of preparation:

These individual financial statements (hereinafter “the financial statements”) have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”), except for investments in subsidiaries, which are recorded on a single line of the balance sheet at their equity value, and therefore, have not been consolidated line by line. This treatment does not modify net income for the year or equity.

In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

These financial statements have been issued only in order to make an individual analysis of the Company, and consequently should be read in conjunction with the consolidated financial statements, which are required by Chilean GAAP.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be a reviewed and audit, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard ("GAAS") No. 45 Section No. 722, issued by the Chilean Association of Accountants.

These financial statements have been issued for individual analysis of the Company, and consequently should be read in conjunction with the consolidated financial statements, which are required by Chilean GAAP.

(c) Basis of presentation:

The consolidated financial statements for 2007 and their notes have been adjusted by 8.9% in order to allow for comparison with the 2008 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2007 consolidated financial statements.

(d) Price-level restatement

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the Chilean Customer Price Index (CPI) as of December 31, 2008 and 2007, for initial balances, is 8.9% and 7.4%, respectively.

(e) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each year end, as follows:

YEAR	US$	EURO	REALES	UF

2008	636.45	898.81	271.70	21,452.57
2007	496.89	730.94	280.32	19,622.66

Foreign currency translation differences resulting from the application of this standard are credited or debited to income for the year.

Telefónica Chile S.A. | Annual Report 2008 127

2 Summary of Significant Accounting Policies, continued:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(f) Time deposits:

Time deposits are presented in accordance with the value of invested capital plus readjustments, if applicable, and accured interest as of year end.

(g) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each year end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(h) Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(i) Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days.

(j) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979, are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No.4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No.550. All these values have been price-level restated.

(k) Depreciation of property, plant and equipment

Depreciation has been calculated and accounted for on the basis of the previously indicated values, through the application of fixed factors determined in accordance with the estimated useful lives of the assets. The Company’s average annual financial depreciation rate is approximately 7.06% for 2008 and 7.42% for 2007.

Estimated useful lives are summarized as follows:

Assets	Range of years

Building	40
Switchboard telephone equip.	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip	4 to 10
Software	3
Others	4 to 10

(l) Leased assets

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(m) Intangibles:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years.

(n) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No.64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

128 Telefónica Chile S.A. | Annual Report 2008

2. Summary of Significant Accounting Policies, continued:

(ñ) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 12).

(o) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(p) Bonds:

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 16). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 13).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 13).

(q) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletin No.60 and complementary technical bulletins subsequently issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(r) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 4.8%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations(Notes 3 cii and 18).

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service years (Notes 8 and 13).

(s) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these financial statements, provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(t) Foreign currency forwards:

The Company has signed foreign currency hedge future contracts which have been entered into to hedge against changes in the exchange rate of its current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 25, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(u) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable.

(v) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

Telefónica Chile S.A. | Annual Report 2008 129

2. Summary of Significant Accounting Policies, continued:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(w) Cumulative translation adjustment:

In this shareholders’ equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same year in which the net income or loss is recognized on the total or partial disposal of these investments.

(x) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No.50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company’s operations and all those not defined as resulting from investing or financing activities are included under “Cash Flows from Operating Activities.

3. Accounting Changes:

a) Accounting Changes:

During the years covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

b) Change in the reporting entity:

On December 31,2008 subsidiary Telefónica Asistencia y Seguridad S.A. was absorbed through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. equivalent to 0.001%, taking on all the shares of that company in Telefónica Chile.

c) Change in estimations:

i) The rotation rate

During the first half of 2008 the Company evaluated the rotation rate used to calculate the staff severance indemnities provision. After concluding the evaluation the Company decided to increase the rotation rate from 2.3% to 5.5%. As a result of this modification in 2008 the Company recorded a deferred tax asset of ThCh$4,583,284 (historical) which will be amortized over the period of future permanence of employees entitled to this benefit.

ii) Discount rate

In December 2008 after completing an evaluation of the interest rate used to calculate the current value of staff severance indemnities, the Company decided to reduce the discount rate from 6% to 4.8%. As a result of this modification, the company recorded deferred tax assets of ThCh$3,467,173 which will be amortized during the future permanence of employees entitled to this benefit.

130 Telefónica Chile S.A. | Annual Report 2008

4. Marketable Securities:

The balance of marketable securities is as follows:

	2008	2007
Description	ThCh$	ThCh$

Publicly offered promissory notes	15,888,579	5,839,826

Total	15,888,579	5,839,826

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value(1)		Market
			Value	Amount	Rate	Value	Provision
Instrument	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCP0600109	03-Sep-08	02-Ene-09	2,500,000	2,567,993	6.00%	2,574,183	-
BCP0600109	26-Sep-08	02-Ene-09	72,100	72,077	6.00%	72,077	(933)
BCP0600109	05-Dic-08	02-Ene-09	2,600,000	2,674,922	6.00%	2,677,151	-
BCP0800709	14-Jul-08	01-Jul-09	1,000,000	1,040,479	8.00%	1,044,021	-
BCP0800709	25-Sep-08	01-Jul-09	769,600	772,575	8.00%	772,575	(12,047)
BCP0600809	26-Sep-08	03-Ago-09	1,040,000	1,019,967	6.00%	1,019,967	(16,730)
BCP0600809	03-Dic-08	03-Ago-09	2,500,000	2,546,553	6.00%	2,549,917	-
PDBC020209	09-Oct-08	02-Feb-09	2,734,108	2,781,255	7.48%	2,781,255	-
PDBC080609	24-Sep-08	08-Jun-09	2,358,986	2,412,758	8.37%	2,412,758	-

Totales			15,574,794	15,888,579		15,903,904	(29,710)

(1) The book value is presented net of the provision.

Telefónica Chile S.A. | Annual Report 2008 131

5. Current and long-term receivables:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of current and long-term receivables are as follows:

	Current
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)		Long-term
	2008	2007	2008	2007	2008	2008	2007	2008	2007
DESCRIPTION	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivable	215,659,981	226,698,622	3,435,070	3,581,337	219,095,051	115,061,802	157,120,254	1,746,320	-
Allowance for doubtful
accounts	(104,033,249)	(73,159,705)	-	-	(104,033,249)	-	-	-	-
Notes receivable	3,948,658	4,798,238	590,476	2,251,969	4,539,134	3,329,008	3,852,229	882,591	-
Allowance for doubtful notes	(1,210,126)	(3,197,978)	-	-	(1,210,126)	-	-	-	-
Miscellaneous accounts
receivable	3,160,802	2,661,057	3,920,784	1,698,293	7,081,586	7,081,586	4,359,350	44,495,971	8,886,287
Allowance for doubtful
accounts	-	-	-	-	-	-	-	-	-

						Long-term receivables		47,124,882	8,886,287

Telefónica Chile S.A. | Annual Report 2008 132

6. Balances and transactions with related entities: , continued:

(Translation of a Financial Statements originally issued in spanish - See Note 2b)

a) Receivables from related parties are as follows:

		Short-term		Long-term
		2008	2007	2008	2007
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	8,143,522	5,046,294	157,266	171,262
96,895,220-k	Atento Chile S.A.	83,903	22,652	-	-
90,430,000-4	Telefónica Empresas Chile S.A.	15,104,853	11,898,598	86,538	94,240
96,811,570-7	Instituto Telefónica Chile S.A.	130,476	84,735	-	-
96,834,230-4	Terra Networks Chile S.A.	313,243	368,063	-	-
59,083,900-0	Telefónica	9,231	317	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	220,860	359,618	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	5,975,889	5,191,966	-	-
74,944,200-k	Fundación Telefónica Chile	1,157,236	1,019,373	-	-
78,703,410-1	Telefónica Multimedia Chile S.A.	74,218,730	37,898,696	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	65,447	593,575	69,819	76,033
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	20,972	1,000	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	22,136	18,588	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	61,061	107,063	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	22,136	-	-	-
Foreign	Telefónica Móviles de Panamá	-	11,731	-	-
Foreign	Telefónica Móviles de Argentina S.A.	43,088	46,923	-	-
Foreign	Telefónica Móviles de Colombia S.A.	850	51,615	-	-
Foreign	Telefónica Móviles de Perú	-	35,192	-	-
Foreign	Telefónica Móviles España	-	88,870	-	-
Foreign	Telefónica Celular de Nicaragua	-	1,241	-	-
Foreign	Terra Networks Perú	-	2,346	-	-
Foreign	Terra Networks Brasil	17,236	18,770	-	-
Foreign	Fundación Telefónica Brasil	-	2,346	-	-
Foreign	Fundación Telefónica Perú	-	2,346	-	-
Foreign	Telefónica Móviles Guatemala S.A.	-	21,116	-	-
Foreign	Telefónica S.A.	124,039	111,330	-	-
Foreign	Telefónica Móviles El Salvador	-	2,346	-	-
Foreign	Telefónica Multimedia Perú S.A.C.	77,201	71,131	-	-
Foreign	Telefónica de España	75,022	52,662	-	-
Foreign	Telefónica Investigación y Desarrollo	115,369	112,537	-	-
Foreign	Telefónica Perú	-	122,001	-	-
Foreign	Telefónica Argentina	-	79,539	-	-
Foreign	Telecomunicaciones Sao Paulo	-	204,116	-	-
Foreign	Telefónica Soluciones de Informática y Comunicaciones España	1,522,632	1,658,147	-	-
Foreign	Telefónica Servicios Comerciales Perú S.A.C.	-	2,346	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	-	2,346	-	-
Foreign	Atento Colombia S.A.	28,715	-	-	-
Foreign	Otecel	-	18,769	-	-
Foreign	Telcel	913	-	-	-
Foreign	Colombia Telecomunicaciones	-	126,693	-	-
Foreign	Pegaso Recursos Humanos México S.A. de C.V.	-	-	-	-
Foreign	Telefónica USA Inc.	12,927	14,078	-	-
Foreign	Telefónica Internacional S.A.U.	362,008	418,073	-	-
Foreign	Vivo Brasil	-	25,808	-	-

Total		107,929,695	65,914,956	313,623	341,535

Telefónica Chile S.A. | Annual Report 2008 133

b) Payables to related parties are as follows:

		Short-term		Long-term
		2008	2007	2008	2007
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,811,570-7	Instituto Telefónica Chile S.A.	100,923	24,357	-	-
96,895,220-k	Atento Chile S.A.	3,738,945	3,510,454	-	-
90,430,000-4	Telefónica Empresas Chile S.A.	10,512,345	20,348,166	648,281	705,978
96,527,390-5	Telefónica Internacional Chile S.A.	439,956	666,715	-	-
96,551,670-0	Telefónica Larga Distancia S.A.	103,170,552	82,515,081	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	3,083,467	1,050,748	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	10,059,446	13,997,276	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	94,590	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	189,570	33,039	-	-
78,703,410-1	Telefónica Multimedia Chile S.A.	28,351,391	6,189,832	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	1,284,576	1,025,850	2,303,376	2,394,896
96,834,230-4	Terra Networks Chile S.A.	3,141,129	2,556,006	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	100,086	-	-	-
74,944,200-k	Fundación Telefónica Chile	-	215,815	-	-
Foreign	Telefónica S.A.	57,139	27,860	-	-
Foreign	Telefónica Investigación y Desarrollo	2,016,069	1,383,074	-	-
Foreign	Telefónica Argentina	-	-	-	-
Foreign	Telefónica de España	149,832	-	-	-
Foreign	Telefónica Perú	77,987	66,425	-	-
Foreign	Telefónica Multimedia Perú S.A.C.	317	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	74,270	-	-
Foreign	Telecomunicaciones Sao Paulo	2,389,760	782,129	-	-
Foreign	Colombia Telecomunicaciones S.A.E.S.P.	89,202	-	-	-
Foreign	Telefónica Internacional S.A.U.	178,772	-	-	-

Total		169,226,191	134,467,097	2,951,657	3,100,874

On October 1, 2007 Telefónica Chile S.A. absorbed Telefónica Internet Empresas S.A. Therefore the balances maintained with Telefónica Internet are consolidated in accounts receivable from and payable to Telefónica Chile.

On December 31, 2008 Telefónica Chile S.A. absorbed Telefónica Asistencia y Seguridad S.A. There fore the balances maintained with Telefónica Asistencia are consolidated in accounts receivable from and payable to Telefónica Chile.

With these companies there have been charges and credits to current accounts due to billing of sale of materials, equipment and services. In addition there is a mercantile mandate agreement between Telefónica Chile and its subsidiaries, through which Telefónica Chile manages the cash surpluses of each of them and in addition it has a mercantile current account agreement signed with all its subsidiaries.

As per Article No. 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

134 Telefónica Chile S.A. | Annual Report 2008

6. Balances and transactions with related companies, continued:

c) Transactions (1):

				2008		2007
					(Charge) /		(Charge)/
					Credit to		Credit to
		Nature of the	Transaction		income		income
Company	RUT	Relationship	Description	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Empresas Chile S.A.	90,430,000-4	Associate	Sales	41,174,747	41,174,747	35,125,675	35,125,675
			Purchases	(12,181,928)	(12,181,928)	(12,987,872)	(12,987,872)
			Interest income	827,167	827,167	-	-
			Interest expense	(481,055)	(481,055)	(1,232,449)	(1,232,449)
			Other non-operating income	-	-	219	219

Telefónica Larga Distancia S.A.	96,551,670-0	Associate	Sales	20,672,880	20,672,880	19,728,424	19,728,424
			Purchases	(43,170,388)	(43,170,388)	(32,272,445)	(32,272,445)
			Interest expense	(5,786,961)	(5,786,961)	(3,395,644)	(3,395,644)
			Other non-operating expense	-	-	(2,384)	(2,384)
			Other non-operating income	-	-	85,662	85,662

Fundación Telefónica Chile	74,944,200-k	Associate	Sales	-	-	167,965	167,965
			Purchases	190,808	190,808	(201,857)	(201,857)
			Interest income	92,500	92,500	40,111	40,111

Instituto Telefónica Chile S.A.	96,811,570-7	Associate	Sales	15,903	15,903	8,482	8,482
			Purchases	(310,792)	(310,792)	(71,408)	(71,408)
			Interest income	9,492	9,492	2,781	2,781
			Other non-operating income	-	-	2,870	2,870

Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Related, Parent	Sales	232,374	232,374	258,060	258,060
		Company	Purchases	-	-	(1,373)	(1,373)

Telefónica Móviles Chile S.A.	87,845,500-2	Related, Parent	Sales	17,203,450	17,203,450	13,502,576	13,502,576
		Company	Purchases	(44,056,349)	(44,056,349)	(44,545,280)	(44,545,280)

Telefónica Multimedia Chile S.A.	78,703,410-1	Associate	Sales	10,495,945	10,495,945	9,164,900	9,164,900
			Purchases	-	-	(377,355)	(377,355)
			Interest income	4,230,181	4,230,181	1,868,348	1,868,348
			Interest expense	(27,859)	(27,859)	(176,221)	(176,221)
			Other non-operating expense	-	-	(2,230,837)	(2,230,837)

Terra Networks Chile S.A.	96,834,230-4	Related, Parent	Sales	451,887	451,887	1,569,574	1,569,574
		Company	Purchases	(8,612,225)	(8,612,225)	(12,141,824)	(12,141,824)

Telefónica S.A.	Foreign	Related, Parent	Sales	17,889	17,889	1,060	1,060
		Company	Purchases	(124,002)	(124,002)	(27,860)	(27,860)

Telecomunicaciones de Sao Paulo	Foreign	Related, Parent	Purchases	(1,715,281)	(1,715,281)	-	-
		Company

Telefonía Celular de Nicaragua	Foreign	Related, Parent	Purchases	(581)	(581)	-	-
		Company

Telefónica España S.A.U.	Foreign	Related, Parent	Purchases	(157,184)	(157,184)	-	-
		Company

Telefónica Internacional S.A.	Foreign	Related, Parent	Purchases	(356,589)	(356,589)	-	-
		Company

Telefónica Móviles El Salvador S.A.	Foreign	Related, Parent	Purchases	(622)	(622)	-	-
		Company

Telefónica Móviles S.A.	Foreign	Related, Parent	Sales	13,813	13,813	-	-
		Company

Telefónica Gestión de Serv. Compartidos	Foreign	Related, Parent	Sales	11,431	11,431	-	-
España S.A.		Company	Purchases	-	-	(266,854)	(266,854)

Telefónica Chile S.A. | Annual Report 2008 135

c) Transactions (1). continued:

				2008		2007
					(Charge) /		(Charge)/
					Credit to		Credit to
		Nature of the	Transaction		income		income
Company	RUT	Relationship	Description	ThCh$	ThCh$	ThCh$	ThCh$

Atento Chile S.A.	96,895,220-k	Related Company	Sales	13,918	13,918	34,677	34,677
			Purchases	(23,208,779)	(23,208,779)	(25,002,655)	(25,002,655)

Telefónica International Wholesale Services	96,910,730-9	Related, Parent	Sales	322,580	322,580	348,382	348,382
Chile S.A.		Company	Purchases	-	-	(175,185)	(175,185)
			Interest income	2,253	2,253	-	-
			Interest expense	(110,978)	(110,978)	-	-

Telefónica Gestión de Servicios Compartidos	96,961,230-5	Associate	Sales	2,314,043	2,314,043	2,600,197	2,600,197
Chile S.A.			Purchases	(9,720,961)	(9,720,961)	(10,092,646)	(10,092,646)
			Interest income	426	426	-	-
			Interest expense	(2,203)	(2,203)	(19,289)	(19,289)
			Other non-operating income	-	-	-	-

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related, Parent	Sales	92,446	92,446	80,065	80,065
		Company	Purchases	(680,375)	(680,375)	-	-

Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sales	11,951	11,951	6,853	6,853
			Purchases	(547,110)	(547,110)	(622,433)	(622,433)

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related, Parent	Sales	8,183	8,183	493	493
		Company	Purchases	(106,848)	(106,848)	(127,549)	(127,549)
			Other non-operating expense	(21,956)	(21,956)	-	-

Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related, Parent	Sales	9,125	9,125	2,773	2,773
		Company

Telefónica Perú	Foreign	Related, Parent	Purchases	(80,797)	(80,797)	(64,623)	(64,623)
		Company

Telefónica Argentina	Foreign	Related, Parent	Purchases	-	-	(5,998)	(5,998)
		Company

Colombia Telecomunicaciones S.A.E.S.P.	Foreign	Related, Parent	Purchases	(89,202)	(89,202)	-	-
		Company

Telefónica Investigación y Desarrollo	Foreign	Related, Parent	Purchases	(1,296,921)	(1,296,921)	(2,083,521)	(2,083,521)
		Company

Telcel	Foreign	Related, Parent	Sales	1,013	1,013	-	-
		Company

Atento Colombia	Foreign	Related, Parent	Sales	28,272	28,272	-	-
		Company

(1) ) Includes all transactions performed with related companies.

The conditions of the Mandate and Mercantile Current Account are short and long-term respectively, accruing interest at a variable rate based on market conditions.

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

136 Telefónica Chile S.A. | Annual Report 2008

7. Current and deferred income taxes:

a) General information:

As of December 31, 2008 and 2007, the Company recorded a first category income tax provision based on taxable income of ThCh$118,074,188 and ThCh$139,296,346 respectively.

As of December 31, 2008 and 2007, the Company has taxable net income pending distribution. The balance amounts to ThCh$278,484,298 and ThCh$ 216,527,911, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company’s operations and transactions generated from 2004 to date.

In the normal development of its operations, the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes. Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

		2008				2007
	Retained	Retained		M$ Amount	Retained	Retained
	Taxable	Taxable		of	Taxable	Taxable		M$ Amount
	Earnings	Earnings		credit	Earnings	Earnings		of
	w/credit	w/ credit		ThCh$	w/ credit	w/o credit		credit
Year	ThCh$	ThCh$	Factor		ThCh$	ThCh$	Factor	ThCh$

2006	-	-	-	-	47,187,231	64,411	0.204819	9,664,841
2007	6,675,243	-	0.197604	1,319,055	6,115,681	-	0.197604	1,208,483
2007	114	-	0.17647	20	-	-	-	-
2007	139,495,197	726,550	0.204819	28,571,267	138,766,909	24,393,679	0.204819	28,422,100
2008	111,495,770	20,091,424	0.204819	22,836,452	-	-	-	-

Total	257,666,324	20,817,974		52,726,794	192,069,821	24,458,090		39,295,424

Telefónica Chile S.A. | Annual Report 2008 137

7. Current and deferred income taxes, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

b) Deferred taxes:

As of December 31, 2008 and 2007, the net deferred tax liabilities amounted to ThCh$22,597,128 and ThCh$ 27,382,045, respectively, detailed as follows:

	2008				2007
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	17,938,275	-	-	-	11,758,417	-	-	-
Vacation accrual	744,964	-	-	-	666,138	-	-	-
Obsolescence provision	304,110	-	-	-	265,833	-	-	-
Leased assets and liabilities	-	38,208	-	83,809	-	41,200	-	-
Property, plant and equipment	-	604,627	-	123,867,676	-	670,976	-	136,216,352
Staff severance indemnities	-	-	-	2,793,225	-	-	-	1,908,071
Capitalized IPAS value difference	-	10,903	-	-	-	243,760	-	-
Deferred charges for capitalized disbursements and sale of
actives	-	-	-	285,379	-	-	-	-
Software	-	-	-	2,584,433	-	-	-	3,112,035
Other temporary differences	2,663,462	621,838	-	463,777	3,700,112	1,829,701	36,741	3,493,526

Sub-Total	21,650,811	1,275,576	-	130,078,299	16,390,500	2,785,637	36,741	144,729,984

Complementary accounts net of accumulated amortization	-	(761,222)	-	(85,316,006)	-	(865,389)	-	(99,073,932)

Sub-Total	21,650,811	514,354	-	44,762,293	16,390,500	1,920,248	36,741	45,656,052

Reclassification of taxes	-	(514,354)	-	(514,354)	(36,741)	(1,920,248)	(36,741)	(1,920,248)

Total	21,650,811	-	-	44,247,939	16,353,759	-	-	43,735,804

c) Income tax reconciliation:

As of December 31, 2008 and 2007, the reconciliation of tax expense to interest income before taxes is detailed as follows:

	2008		2007
	Base	17% Tax Rate	Base	17% Tax Rate
Description	ThCh$	ThCh$	ThCh$	ThCh$$

Income before taxes	44,337,131	7,537,312	40,659,796	6,912,165

Permanent differences	25,651,093	4,360,686	44,377,351	7,544,150

Price-level restatement difference in valuation of financial and tax equity	65,295,780	11,100,283	62,221,670	10,577,684
Price-level restatement difference in valuation of financial and tax investments	(9,113,598)	(1,549,312)	(12,919,862)	(2,196,376)
Income from investments in related companies (equity method)	(31,997,669)	(5,439,604)	(24,359,934)	(4,141,189)
Other permanent differences	1,466,580	249,319	19,435,477	3,304,031

Temporary Differences	48,085,964	8,174,614	54,259,200	9,224,064

Difference in financial and tax depreciation	7,302,573	1,241,437	(362,792)	(61,675)
Other temporary differences	40,783,391	6,933,177	54,621,992	9,285,739

Total consolidated first category income tax base	118,074,188	20,072,612	139,296,347	23,680,379

138 Telefónica Chile S.A. | Annual Report 2008

7. Current and deferred income taxes, continued:

d) Income tax detail:

The current tax expense recorded by the Company in the years 2008 and 2007 resulted from the following items:

	2008	2007
Description	ThCh$	ThCh$

- Common tax expense before tax credit (income tax 17%)	20,072,612	23,680,379
- Current tax expense (non-deductible expenses Art. 21,35%)	25,780	12,575
- Tax expense adjustment (previous year)	1,147,911	435,151

Current income tax subtotal	21,246,303	24,128,105

- Current year deferred taxes	(8,174,614)	(9,224,064)
- Effect of amortization of complementary accounts for deferred assets and liabilities	13,653,759	13,933,428

Deferred tax subtotal	5,479,145	4,709,364

Total income expense tax	26,725,448	28,837,469

8. Other Current Assets:

Details of other current assets are as follows:

	2008	2007
Description	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (Note 9)	6,862,388	-
Goods available for sale (4)	1,980,391	-
Deferred union contract bonus (1)	614,658	1,203,700
Deferred higher bond discount rate (Note 23)	260,540	263,856
Deferred disbursements for placement of bonds (Note 23)	147,364	147,849
Deferred disbursements for foreign financing proceeds (2)	364,771	404,005
Exchange insurance receivable (net of partial settlements)	3,348,613	259,776
Loans to employees with staff severance indemnities as guarantee	318,726	-
Unearned income on cash flows coverage (Note 25)	3,283,094	484,174
Deferred staff severance indemnities charges (3)	1,322,496	1,056,912
Others	297,668	207,198

Total	18,800,709	4,027,470

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July, August and September 2006. The total benefit of ThCh$2,343,629 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 13).

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 13).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 13).

(4) Corresponds to land and real estate destined for sale in accordance with the Company’s rationalization program for 2009. These assets have been recorded at net book value or estimated realization value, whichever is lower.

Telefónica Chile S.A. | Annual Report 2008 139

9. Information regarding sales commitment transactions (agreements):
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Dates					Subscription		Final		Book
				Original	value		Value	Instrument	Value
Code	Inception	End	Counterparty	currency	ThCh$	Rate	ThCh$	Identification	ThCh$

CRV	December 22, 2008	Jan. 5, 2009	HSBC	CLP	3,400,000	7.56%	3,406,426	BCU0300510	3,406,426
CRV	December 30, 2008	Jan. 6, 2009	HSBC	USD	3,455,924	0.40%	3,455,962	BCU0500910	3,455,962

Total					6,855,924		6,862,388		6,862,388

10.Property, plant and equipment:

Details of property, plant and equipment are as follows:

	2008		2007
	Accumulated	Gross prop., plant and	Accumulated	Gross prop., plant and
	depreciation	equipment	depreciation	equipment
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	30,109,262	-	31,536,078

Building and improvements	436,905,204	867,696,633	416,570,129	864,549,484

Machinery and equipment	2,459,339,233	2,998,922,400	2,370,784,381	2,951,973,383
Central office telephone equipment	1,555,660,323	1,741,577,762	1,497,261,243	1,705,643,389
External building	747,107,854	1,070,501,224	707,573,587	1,050,382,407
Subscribers’ equipment	114,551,861	144,237,933	124,019,606	152,187,111
General equipment	42,019,195	42,605,481	41,929,945	43,760,476

Other Property, Plant and Equipment	237,855,815	331,492,640	224,360,499	328,672,609
Office furniture and equipment	112,886,037	120,186,966	108,101,913	117,456,164
Projects, work in progress and materials	-	66,435,205	-	68,241,822
Leased assets (1)	95,340	588,332	85,534	588,332
Assets temporarily out of service	-	-	7,841,492	7,841,492
Software	123,545,478	142,483,610	106,747,786	132,814,663
Other	1,328,960	1,798,527	1,583,774	1,730,136

Technical revaluation Circular 550	11,727,450	8,170,818	11,702,606	7,791,144

Total	3,145,827,702	4,236,391,753	3,023,417,615	4,184,522,698

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the years ended December 31, 2008 and 2007 amounting to ThCh$162,655,177 and ThCh$179,100,157 respectively, and administrative and selling expenses with a depreciation charge of ThCh$3,493,872 and ThCh$4,833,659 for 2008 and 2007, respectively.

During the normal course of its operations, the Company monitors new and existing assets, and their depreciation rates, and homologues them to the technological evolution and the development of the markets in which it competes.

140 Telefónica Chile S.A. | Annual Report 2008

10. Property, plant and equipment, continued:

Details of the item after the technical revaluation are as follows:

		Accumulated	Gross property, plant	Gross property, plant
	Net	Depreciation	and equipment	and equipment
	Balance	2008	2008	2007
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	(2,453,062)	-	(2,453,062)	(2,644,156)
Building and improvements	(1,085,809)	(5,536,992)	(6,622,801)	(6,822,949)
Machinery and equipment	(17,761)	17,264,442	17,246,681	17,258,249

Total	(3,556,632)	11,727,450	8,170,818	7,791,144

Depreciation of the technical reappraisal surplus amounted to ThCh$(148,693) and ThCh$(112,175) for 2008 and 2007, respectively.

Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,854,000,488 in 2008 and ThCh$1,622,281,398 in 2007, which include ThCh$15,474,885 and ThCh$15,360,183, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

Details of investments in related companies are as follows:

									Net income (loss)
					Percentage participation		Equity of the companies		of the companies
			Currency
		Country	controlling		2008	2007	2008	2007	2008	2007
Taxpayer		of	the	Number of
No.	Company	origin	investment	shares	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(1) (2) (3)	Brazil	Dollar	48,950,000	2.61000	2.6100	177,930,584	154,294,579	2,098,205	602,638
96,551,670-0	Telefónica Larga Distancia S.A.	Chile	Pesos	58,045,182	99.897134	99.872451	211,161,416	194,626,458	23,075,480	22,168,154
96,895,220-k	Atento Chile S.A. (3)	Chile	Pesos	3,049,998	27.4100	27.4100	20,763,880,	16,963,075	5,382,089	7,072,999
74,944,200-k	Fundación Telefónica Chile	Chile	Pesos	-	50.0000	50.0000	(97,635)	115,579	(213,214)	(296,849)
96,961,230-5	Telefónica Gestión de Serv. Compartidos Chile S.A.	Chile	Pesos	99,999	99.9990	99.9990	1,823,720	1,787,970	35,750	120,835
90,430,000-4	Telefónica Empresas Chile S.A.	Chile	Pesos	401,003,412	99.9999998	99.9999998	75,904,558	87,425,726	4,063,832	4,329,285
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	Chile	Pesos	-	-	99.99898	-	7,215,138	-	-
78,703,410-1	Telefónica Multimedia Chile S.A.	Chile	Pesos	449,082	99.9998	99.9998	7,907,837	17,115,082	(9,207,245)	(5,408,799)
96,834,320-3	Telefónica Internet Empresas S.A.	Chile	Pesos	-	-	-	-	-	-	-

		Equity in income (loss)						Investment
		of the investment		Investment value		Unrealized result		book value
Taxpayer		2008	2007	2008	2007	2008	2007	2008	2007
No.	Company	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(1) (2) (3)	54,763	15,728	4,643,988	4,027,087	-	-	4,643,988	4,027,087
96,551,670-0	Telefónica Larga Distancia S.A.	23,051,743	22,139,880	210,944,203	194,378,214	607,625	613,219	210,336,578	193,764,995
96,895,220-k	Atento Chile S.A. (3)	1,475,231	1,938,710	5,691,379	4,649,580	-	-	5,691,379	4,649,580
74,944,200-k	Fundación Telefónica Chile	(106,607)	(148,425)	-	57,790	-	-	-	57,790
96,961,230-5	Telefónica Gestión de Serv. Compartidos Chile S.A.	35,750	109,944	1,823,703	1,787,952	-	-	1,823,703	1,787,952
90,430,000-4	Telefónica Empresas Chile S.A.	4,063,832	4,329,285	75,904,557	87,425,726	-	-	75,904,557	87,425,726
96,971,150-8	Telefónica Asistencia y Seguridad S.A (4)	-	-	-	-	-	-	-	-
78,703,410-1	Telefónica Multimedia Chile S.A.	(9,207,227)	(5,408,789)	7,907,822	17,115,049	-	-	7,907,822	17,115,049
96,834,320-3	Telefónica Internet Empresas S.A.	-	515,042	-	-	-	-	-	-

		19,367,485	23,491,375	306,915,652	309,441,398	607,625	613,219	306,308,027	308,828,179

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the SVS and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.
(2) As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments
(3) As of December 31, 2008, the value of the investment was calculated on the basis of unaudited financial statements.
(4) On December 31, 2008 subsidiary Telefónica Asistencia y Seguridad S.A. was dissolved through the acquisiton of the participation of Telefónica Gestión Servicios Compartidos equivalent to 0.001%, thus gathering all the shares of that company in Telefónica Chile.

Telefónica Chile S.A. | Annual Report 2008 141

12. Goodwill:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of goodwill are as follows:

			2008		2007
			Amount	Balance of	Amount	Balance of
		Year	amortized	Goodwill	amortized	Goodwill
Taxpayer		of	in the year		in the year
No.	Company	origin	ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,374,142	13,471,813	1,374,142	14,845,955
Foreign	TBS Celular Participaçion S.A.	2001	222,728	1,729,560	222,728	1,595,189
96,834,320-3	Telefónica Internet Empresas S.A.	1999	112,305	224,610	112,305	336,915

Total			1,709,175	15,425,983	1,709,175	16,778,059

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

13. Other non-current assets:

Details of other non-current assets are as follows:

	2008	2007
Description	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (1)	574,498	472,949
Deferred charges for the sale of assets to subsidiaries (net)	1,307,342	1,661,099
Bond issue expenses (Note 23)	479,099	636,902
Bond discount (Note 23)	785,162	1,041,631
Deferred union contract bonus	294,977	1,476,570
Securities deposits	87,815	97,027
Deferred charge due to change in actuarial estimations (2)	12,078,482	6,270,755
Deferred staff severance indemnities (3)	2,823,423	3,421,800

Total	18,430,798	15,078,733

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005, other estimates were incorporated, such as the personnel flutuation rate, employee mortality and future salary increases. During the first half of 2008 there was an evaluation of the turnover rate used to calculate staff severance indemnities. After completing this evaluation it was determined that the rotation rate be increased from 2.3% to 5.5%. As a result of this modification, in 2008 the Company recorded deferred assets of ThCh$ 4,583,284 (historical), which will be amortized over the period of future permanence of employees entitled to this benefit. All these estimations were determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8).

In December 2008 there was an evaluation of the interest rate used to calculate the current value of staff severance indemnities, after completing this analysis the Company decided to reduce the discount rate from 6% to 4.8%. As a result of this modification, the Company recorded deferred assets of ThCh$3,467,173 which will be amortized over the period of future permanence of employees entitled to this benefit. The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2r).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is recorded under Other Long-term Receivables.

142 Telefónica Chile S.A. | Annual Report 2008

14. Short-term obligations with banks and financial institutions:

Details of short-term obligations with banks and financial institutions are as follows:

			US$		U.F.		TOTAL
		2008	2007	2008	2007	2008	2007
Taxp.No.	Bank or financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current maturities of long-term debt
97.015.000-5	SANTANDER CHILE	-	-	430,446	522,590	430,446	522,590
FOREING	CALYON NEW YORk BRANCH AND OTHERS	127,349,667	158,125	-	-	127,349,667	158,125
97.008.000-7	CITIBANk	-	81,777,368	-	-	-	81,777,368
FOREING	BBVA BANCOMER AND OTHERS	542,407	-	-	-	542,407	-
FOREING	BBVA BANCOMER AND OTHERS	375,532	660,055	-	-	375,532	660,055

Total		128,267,606	82,595,548	430,446	522,590	128,698,052	83,118,138

	Outstanding principal	127,290,000	81,166,982	-	-	127,290,000	81,166,982
	Average annual interest rate	2.67%	5.23%	2.61%	3.18%	2.66%	4.78%

Percentage of obligations in foreign currency :	99.67% for 2008 and 99.37% in 2007
Percentage of obligations in local currency :	0.33% for 2008 and 0.63% in 2007

15. Long-term obligations with banks and financial institutions:

Details of long-term obligations with banks and financial institutions are as follows:

		Years to maturity for long-term portion				Long-term	Average	Long-term

						portion as of	annual	portion as of
						December	interest	December
		Currency	1 to 2	2 to 3	3 to 5	30,2008	rate	30,2007
Taxp.No.	Bank or financial institution	Index	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

LOANS IN DOLLARS
FOREIGN	CALYON NEW YORK BRANCH AND OTHERS	US$	-	-	-	-	-	108.222.642
FOREIGN	BBVA BANCOMER AND OTHERS	US$	-	95,467,500	-	95,467,500	Libor + 0.334%	81,166,982
FOREIGN	BBVA BANCOMER AND OTHERS (1)	US$	-	-	95,467,500	95,467,500	Libor + 0.60%	-

Subtotal			-	95,467,500	95,467,500	190,935,000	3.21%	189,389,624

LOANS IN UNIDAD DE FOMENTO
97.015.000-5	SANTANDER SANTIAGO	UF	76,263,886	-	-	76,263,886	Tab 360 + 0.325%	75,967,067

Subtotal			76,263,886	-	-	76,263,886	2.61%	75,967,067

Total			76,263,886	95,467,500	95,467,500	267,198,886	3.04%	265,356,691

Percentage of obligations in foreign currency :	71.46% in 2008 and 71.37% in 2007
Percentage of obligations in local currency :	28.54% in 2008 and 28.63% in 2007

(1) In June 2008, the Company renegotiated this loan, extending the expiration date from December 2008 to May 2013, in addition to changing the bank agent, which was Citibank and changing the spread from 0.31% to 0.60%.

Telefónica Chile S.A. | Annual Report 2008 143

16. Bonds and promissory notes payable:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Bonds:

Details of bonds issued, classified as short and long-term, are as follows:

				Nominal	Frequency			Par value
Registration number		Nominal	Readjustment	annual						Placement
or identification of		Amount	unit	interest	Final	Interest		2008	2007	in Chile
the instrument	Series	of issue	for bond	rate %	Maturity	payment	Amortizations	ThCh$	ThCh$	or abroad

Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,675,776	1,963,049	Chile
281.20.12.01	L (1)	-	U.F.	3.750	Oct.2012	Semi-annual	Maturity	438,377	161,945	Chile

Total								2,114,153	2,124,994

Long-term bonds
143.27.06.91	F	500,000	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	9,960,120	11,447,714	Chile
281.20.12.01	L (1)	3,000,000	U.F.	3.750	Oct.2012	Semi-annual	Maturity	64,357,710	64,107,230	Chile

Total								74,317,830	75,554,944

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually.

17. Accruals and Write-offs:

Detail of accruals shown in liabilities are as follows:

	2008	2007
Current	ThCh$	ThCh$

Staff severance indemnities	2,763,818	2,126,034
Vacation	4,382,143	3,918,455
Incentive provision	9,098,809	4,210,212
Other employee benefits (1)	2,025,470	1,145,633
Employee benefit advances	(3,393,850)	(2,715,453)

Sub-Total	14,876,390	8,684,881

Long-term
Staff severance indemnities	40,208,076	32,965,599

Sub-Total	40,208,076	32,965,599

Total	55,084,466	41,650,480

(1) Includes provisions as per current union agreement.

During the years ended as of December 31, 2008 and 2007 write-offs were recorded for the amount of ThCh$12,057,839 and ThCh$5,377,465 respectively, which were charged against the corresponding provision.

144 Telefónica Chile S.A. | Annual Report 2008

18. Staff severance indemnities:

Details of the charge to income for staff severance indemnities are as follows:

	2008	2007
	ThCh$	ThCh$

Beginning balance (1)	32,223,722	32,921,665
Payments for the year	(2,815,405)	(2,643,180)
Changes in actuarial hypothesis	8,050,457	-
Provision increase	5,309,252	3,969,889
Transfers	203,868	843,259

Ending Balance	42,971,894	35,091,633

(1) The previous year is shown restated for comparative purposes.

19.Shareholders’ equity:

During 2008 and 2007, changes to shareholders’ equity accounts are as follows:

						Total
	Paid-in	Other	Retained	Net	Interim	shareholders´
	capital	reserves	Earnings	income	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances as of December 31, 2007	904,735,562	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598
Transfer of 2007 income to retained earnings	-	-	10,856,131	(10,856,131)	-	-
Cumulative translation adjustment	-	990,772	-	-	-	990,772
Capital decrease	(39,243,441)	-	-	-	-	(39,243,441)
Absorption provisional dividends	-	-	(5,806,115)	-	5,806,115	-
Definitive dividend 2007	-	-	(5,050,016)	-	-	(5,050,016)
Interim dividend 2008	-	-	-	-	(5,742,943)	(5,742,943)
Price-level restatement, net	77,735,181	(289,425)	-	-	5,743	77,451,499
Net income	-	-	-	17,611,683	-	17,611,683

Balances as of December 31, 2008	943,227,302	(2,550,633)	-	17,611,683	(5,737,200)	952,551,152

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	(762,270)	-	-	-	(762,270)
Capital decrease	(48,815,012)	-	-	-	-	(48,815,012)
Absorption provisional dividends	-	-	(10,486,613)	-	10,486,613	-
Definitive dividend 2006	-	-	(12,866,433)	-	-	(12,866,433)
Interim dividend 2007	-	-	-	-	(5,742,943)	(5,742,943)
Price-level restatement, net	62,655,621	(171,545)	-	-	(63,172)	62,420,904
Other reserves	-	682,346	-	-	-	682,346
Net income	-	-	-	10,856,131	-	10,856,131

Balances as of December 31, 2007	904,735,562	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598

Restated balances as of December 31, 2008	985,257,027	(3,541,406)		11,822,327	(6,322,859)	987,215,089

Telefónica Chile S.A. | Annual Report 2008 145

19. Shareholders’ equity, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(a) Paid-in capital:

As of December 31, 2008 the Company’s paid-in capital is as follows:

Number of shares:

Serie	No. of subscribed	No. of paid	No. of shares
	shares	shares	with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Serie		Subscribed Capital	Paid-in Capital
		ThCh$	ThCh$

A		861,275,940	861,275,940
B		81,951,362	81,951,362

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2008 is as follows:

	Percentage of
	Total holdings	Number of
Type of shareholder	%	shareholders

10% holding or more	97.685097	3
Less than 10% holding:
Investment equal to or exceeding UF 200	1.723737	558
Investment under UF 200	0.591166	9,455

Total	100.00	10,016

Controlling company	96.75	2

In relation to the Takeover Bid of Compañía de Telecomunicaciones de Chile S.A. the Extraordinary Shareholders’ meeting held on October 7, 2008 rejected modification of the Company bylaws, requested to eliminate restrictions and references in conformity with Title XII of Decree Law No.3,500, referring among other things, to the 45% maximum concentration allowed.

On October 11, 2008, the Company’s Board agreed to call an Extraordinary Shareholders’Meeting as requested by shareholders AFP Capital S.A., AFP Cuprum S.A. and AFP Provida, holders of more than 10% of shares and within the Takeover Bid (OPA) process carried out by Inversiones Telefónica Internacional Holding Ltda., subsidiary of Telefónica S.A. (Spain).

On October 28, the Extraordinary Shareholders’ Meeting approved modification of the Company’s bylaws related to the restrictions and references mentioned in the first paragraph, thus allowing Inversiones Telefónica Internacional Holding Ltda. to acquire 51.85% of the shares of Telefónica Chile S.A.

As of December 31, 2008, Telefónica S.A (Spain), through its subsidiaries Inversiones Telefónica Internacional Holding Ltda. and Telefónica Internacional Chile S.A. owners of 51.85% and 44.9%, respectively, now indirectly own 96.75% of the Company’s equity.

(c) Dividends:

i) Dividend policy :

In accordance with Law No.18,046, unless otherwise decided at the Shareholders’Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

At the Ordinary Shareholders’ Meeting held on April 14, 2005, in consideration of the cash situation, the levels of projected investment and the solid financial indicators, the dividend distribution policy was modified, which was reported at the Ordinary Shareholders’ Meeting of April 2004, and it was agreed upon to distribute 100% of the net income generate during the respective year, by means of a interim dividend in November of each year and a final dividend in may of the following year.

146 Telefónica Chile S.A. | Annual Report 2008

19.Shareholders’ equity, continued:

(c) Dividends, continued:

ii) Dividend distributed:

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No.173, for the amount of ThCh$12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

On April 14, 2008 the Ordinary Shareholders’ Meeting approved payment of final dividend No.175 in the amount of ThCh$5,050,016 (historical), equivalent to Ch$5.76058 per share with a charge to 2007 net income. The dividend was paid in May 2008.

Additionally, the Extraordinary Shareholders’ Meeting held on April 14, 2008 approved modification of the Company’s bylaws in order to decrease capital by ThCh$39,243,441 (historical), for the purpose of distributing additional cash to the shareholders in 2008. That capital distribution was equivalent to Ch$41 per share. The dividend was paid in June 2008.

On November 19, 2008, the Board of Directors agreed to pay interim dividend No.176 in the amount of Ch$6 per share, equivalent to ThCh$5,742,943 (historical), with a charge to 2008 net income. The dividend was paid in December 2008.

(d) Other reserves:

Other reserves correspond to the net effect of the accumulated adjustment for conversion differences in accordance with Technical Bulletin No.64 issued by the Chilean Association of Accountants, and the details are as follows:

		Amount

			Price-level	Net	Balance as of
		December 31, 2007	restatement	Movement	December 31, 2008
Company		ThCh$	ThCh$	ThCh$	ThCh$

Foreing	TBS Celular Participación S.A.	(3,251,980)	(289,425)	990,772	(2,550,633)

Total		(3,251,980)	(289,425)	990,772	(2,550,633)

Telefónica Chile S.A. | Annual Report 2008 147

20. Other Non-Operating Income and Expenses:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

a) Other non-operating income:

Details of other non-operating income are as follows:

	2008	2007
Other Income	ThCh$	ThCh$

Administrative services	169,663	1,686,589
Fines levied on suppliers and indemnities	369,059	472,787
Sale of fixed assets of Telefónica Asistencia y Seguridad S.A.	3,333,171	2,194,976
Real estate rental	16,287,654	-
Other	38,296	687,799

Total	20,197,843	5,042,151

b ) Other non-operating expenses:

Details of other non-operating expenses are as follows:

	2008	2007
Other Expenses	ThCh$	ThCh$

Restructuring costs	2,704,105	3,483,930
Indemnities, lawsuits and fines	2,826,517	3,501,265
Removal of expired assets	636,907	-
Expired assets provision	15,589,565	9,568,663
Other	1,224,135	570,435

Total	22,981,229	17,124,293

148 Telefónica Chile S.A. | Annual Report 2008

21. Price-level restatement:

Details of price-level restatement are as follows:

		2008	2007
Assets (Charges) Credits	Indexation	ThCh$	ThCh$

Inventory	C.P.I.	98,781	21,393
Prepaid expenses	C.P.I.	-	(11,517)
Other current assets	C.P.I.	-	5,196
Other current assets	U.F.	1,775,844	1,982,200
Short and long-term deferred taxes	C.P.I.	8,026,226	7,726,728
Property, plant and equipment	C.P.I.	96,157,862	85,667,192
Investments in related companies	C.P.I.	24,242,924	19,903,014
Goodwill	C.P.I.	1,447,055	1,337,737
Long-term receivables	U.F.	13,284,004	2,058
Other long-term assets	C.P.I.	545,406	2,477,496
Other long-term assets	U.F.	124,999	66,339
Expense accounts	C.P.I.	18,380,805	18,221,271

Total Credits		164,083,906	137,399,107

		2008	2007
Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	ThCh$	ThCh$

Short-term obligations	C.P.I.	-	(283,964)
Short-term obligations	U.F.	(9,577,926)	(286,287)
Long-term obligations	C.P.I.	(28,718)	-
Long-term obligations	U.F.	(14,042,383)	(34,028,563)
Shareholders’ equity	C.P.I.	(77,451,499)	(67,976,364)
Revenue accounts	C.P.I.	(27,419,843)	(27,206,155)

Total Charges		(128,520,369)	(129,781,333)

Gain from Price-level restatement, net		35,563,537	7,617,774

Telefónica Chile S.A. | Annual Report 2008 149

22.Foreign currency translation:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of the gain on foreign currency translation are as follows:

		2008	2007
Assets (Charges) Credits	Currency	ThCh$	ThCh$

Current assets	US$	2,787,814	704,355
Current assets	EURO	11,419	(950)
Current assets	REAL	(16,204)	182,023
Long-term receivables	US$	43,113,139	663,962

Total Credits		45,896,168	1,549,390

		2008	2007
Liabilities (Charges) Credits	Moneda	ThCh$	ThCh$

Short-term obligations	US$	(76,209)	(376,466)
Short-term obligations	EURO	(146,701)	20,682
Long-term obligations	US$	(44,294,909)	(1,504,244)

Total Charges		(44,517,819)	(1,860,028)

Foreign currency translation (loss) gain, net		1,378,349	(310,638)

150 Telefónica Chile S.A. | Annual Report 2008

23. Expenses from issuance and placement of shares and debt:

Details of this item are as follows:

	Short-term		Long-term
Description	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	147,364	147,849	479,099	636,902
Discount on debt	260,540	263,856	785,162	1,041,631

Total	407,904	411,705	1,264,261	1,678,533

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

24. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which generate future cash flows are as follows:

a) Financing activities:	Financing activities that generate future cash flows are as follows:
	Obligations with banks and financial institutions	- Note 14 and 15
	Bonds	- Note 16

b) Investing activities:	Investing activities that generate future cash flows are as follows:

Description	Maturity	ThCh$

BCP	2009	10,706,142
PDBC	2009	5,182,437

c) Cash and cash equivalents:

	2008	2007
Description	ThCh$	ThCh$

Cash	8,113,532	3,713,718
Time deposits (Note 32)	49,974,863	79,199,810
Other current assets (Note 9)	6,862,388	-

Total	64,950,783	82,913,528

Telefónica Chile S.A. | Annual Report 2008 151

25. Derivative Contracts:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of derivative contracts are as follows

			DESCRIPTION OF CONTRACT						AFFECTED ACCOUNTS

						HEDGED ITEM OR TRANSACTION			ASSET/LIABILITY		(CHARGE)/ CREDIT TO INCOME

					PURCHASE			VALUE OF
TYPE OF	TYPE OF	CONTRACT	MATURITY OR	VALUE OF	/ SALE			HEDGED	NAME	AMOUNT	REALIZED	UNREALIZED
DERIVATE	CONTRACT	VALUE	EXPIRATION	HEDGED ITEM	POSITION	NAME	AMOUNT	ITEM		ThCh$	ThCh$	ThCh$

S	CCPE	90,000,000	II Quarter . 2011	Exchange rate	P	Oblig.In US$	90,000,000	57,280,500	assets	57,280,500	8,310,742	-
									liabilities	(58,890,139)
S	CCTE	50,000,000	II Quarter . 2009	Exchange rate	P	Oblig.In US$	50,000,000	31,822,500	assets	31,822,500	4,008,263	53,097
									liabilities	(34,838,128)
S	CCTE	150,000,000	IV Quarter . 2009	Exchange rate	P	Oblig.In US$	150,000,000	95,467,500	assets	95,467,500	16,726,495	(624,722)
									liabilities	(99,983,900)
S	CCTE	60,000,000	II Quarter . 2011	Exchange rate	P	Oblig.In US$	60,000,000	38,187,000	assets	38,187,000	6,924,409	(772,371)
									liabilities	(36,647,111)
S	CCTE	150,000,000	II Quarter . 2013	Exchange rate	P	Oblig.In US$	150,000,000	95,467,500	assets	95,467,500	16,770,262	113,766
									liabilities	(69,381,040)
S	CCTE	1,635,880	II Quarter . 2009	Exchange rate	P	Oblig.In US$	1,635,880	35,093,835	assets	35,093,835	1,390,798	(476,007)
									liabilities	(32,862,612)
S	CCTE	3,555,000	II Quarter. 2010	Exchange rate	P	Oblig.In US$	3,555,000	76,263,886	assets	76,263,886	2,594,842	(1,009,603)
									liabilities	(71,798,629)
S	CCTE	595,690	II Quarter 2011	Exchange rate	P	Oblig.In US$	595,690	12,779,088	assets	12,779,088	509,914	(160,366)
									liabilities	-
S	CCTE	3,000,000	IV Quarter 2012	Exchange rate	P	Oblig.In US$	3,000,000	64,357,710	assets	64,357,710	1,954,656	-
									liabilities	-
FR	CCTE	104,548	I Quarter 2009	Exchange rate	P	Oblig.In US$	104,548	66,539	assets	66,539	-	20,250
									liabilities	(46,289)
FR	CCTE	185,018	II Quarter 2009	Exchange rate	P	Oblig.In US$	185,018	50,269	assets	50,269	-	(16,271)
									liabilities	(66,539)

Exchange forward contracts expensed during the year (net)											(2,329,175)

Total										-	56,861,206	(2,872,227)

Types of derivatives	Type of Contract:
FR: Forward	CCPE: : Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for expected transactions
CI : Investment hedge contract

152 Telefónica Chile S.A. | Annual Report 2008

26. Contingencies and restrictions:

a) Lawsuits against the State of Chile:

(i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Government of Chile for the amount of ThCh$ 181,038,411, including readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused were due to modification of the telecommunications cable network as a result of works carried out by highway concessionaries between 1996 and 2000.

The amount of the claimed damages consists of both companies being obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law for the amount of:

Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207 (historical)

On March 24, 2008, final first instance sentence was notified, rejecting the complaint, without costs.

This sentence is being appealed.

b) Lawsuits:

(i) Voissnet:

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged crossed subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets.

When answering the complaint, Telefónica Chile requested it be rejected, mainly in consideration that voice and broadband package offers are in response to a competitive dynamic, and that the Company has not incurred in practices that attempt against free competition. The evidence stage is ended.

On August 29, 2008, Voissnet presented to the Antitrust Commission a second complaint against Telefónica Chile, this time for alleged tied sale in the commercialization of broadband with telephone services.

Telefónica Chile answered the complaint and requested that it be fully rejected, with costs. The Antitrust Commission decided on the accumulation of both processes.

(ii)Compaint filed by VTR Telefónica S.A.:

On May 8, 2008, Telefónica Chile and VTR signed a transaction by means of which they ended all judicial and administrative conflicts related to reciprocal access charges to be paid between the companies and 800-type services. Both parties will make reciprocal discounts and there is legal compensation for the amounts owed, which resulted in Telefónica Chile paying VTR the sum of Ch$12,036,787,478. Likewise, on the basis that the transaction produces the indefectible termination of the judicial proceeding in which the proceeding filed before the Ministry of Transportation and Telecommunications is involved, the parties filed a writ requesting the filing and termination of the proceeding without sanction.

(iii) Manquehue Net:

On June 24,2003,Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net for the amount of ThCh$3,647,689 in addition to sums accrued during the substantiation of the proceeding. On the same date Manquehue Net filed a complaint regarding compliance with discounts (for the amount of UF 107,000), in addition to a complaint regarding the obligation to perform (signing of 700 number service contract).

On April 11, 2005 the Arbitrator notified first instance sentence accepting the complaint filed by Telefónica Chile condemning Manquehue Net to pay approximately Ch$452 million, and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed ordinary public law motions appealing both sentences, which are currently pending before the Santiago Court of Appeals.

(iv) Chilectra y CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively.

Telefónica Chile S.A. | Annual Report 2008 153

26. Contingencies and restrictions, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

(v) Labor lawsuits:

During the normal course of operations, labor lawsuits have been filed against the Company, which to date do not represent significant contingencies.

(vi) Complaint filed by Telmex Servicios Empresariales S.A.:

During the first quarter of 2008, Telmex Servicios Empresariales S.A. filed a complaint before the Antitrust Commission against Telefónica Chile, for alleged affectation of free competition, related to the process of being awarded the concession for local wireless public service of the 3,400 – 3,600 MHz band, requesting a sentence to pay a fine to the Government in the amount of 18,000 UTA.

The Company answered the complaint within the deadline, requesting rejection of all its parts. The proceeding is at the hearing stage.

Telefónica Chile and TLD were sued by Telmex Servicios Empresariales S.A., before the Antitrust Commission for the execution of acts contrary to free competition in providing long distance services through Telefónica Chile’s prepay card denominated “Tarjeta Línea Propia” (TLP), requesting a fine of UTA 20,000 for each of the companies.

The complaint was answered requesting full rejection with costs.

(vii) Empresa Ferrocarriles del Estado de Chile:

Ordinary lawsuit for forced compliance of obligations agreed upon or consented, derived from the Regulation on Railway Crossing, Parallelism and Support, which in addition demanded payment of a sum of no less than UTM 48,298.44, whether for construction or annual passage relating to crossings located on the railway, plus indemnity for material damages and pain and suffering alleged to have been experienced, with adjustments, interest and costs, and notwithstanding the sums accrued during the proceeding.

On March 25, 2008, the final fist instance sentencing was passed, fully rejecting the complaint, which is being appealed by EFE.

(viii) Theoduloz Slier and Ochoa Soriano versus Zalaquett
Zalaquett and Telefónica Chile:

Executive lawsuit of commitment to file complaint by Ms. Rodemilia Theoduloz Slier and Matilde Ochoa Soriano against Armando Zalaquett Zalaquett and Telefónica Chile. The commitment to perform the lawsuit will consisit of the delivery of 14,468,895 Series A shares of Telefónica Chile whose titleholder is the defendant, Armando Zalaquett Zalaquett.

Telefónica Chile opposed the execution, since Mr. Zalaquett is not a shareholder of the Company. This is currently in process.

(ix) Other lawsuits :

During the last quarter of 2007, they were notified of resolutions passed by the Ministry of Transport and Telecommunications, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions:

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 14, 15 and 16) which establish, among other things: clauses on the maximum debt the Company may maintain.

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2008, the Company complies with all financial restrictions.

154 Telefónica Chile S.A. | Annual Report 2008

26. Contingencies and restrictions, continued:

(d) Guarantee Deposits:

Details of guarantee deposits are as follows:

		Effective	Liberation of Guarantee

	Type of	Tickets	2009	2010	2011
Creditor of the Guarantee	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$

Emp. de los Ferrocarriles del Estado.	Deposit	3,218	3,218	-	-
Subsecretaria de Telecomunicaciones	Deposit	1,598,563	-	34,647	1,563,916
Director Región de Vialidad V Region	Deposit	4,396	4,396	-	-
Serviu Region Metropolitana	Deposit	75,704	70,915	4,789	-
Serviu V Región	Deposit	2,465	2,465	-	-
Director Regional de Vialidad de Tarapacá	Deposit	2,918	2,918	-	-
SCL Terminal Aéreo de Santiago	Deposit	32,179	-	-	32,179
Rentas e Inversiones Los Andes Ltda.	Deposit	4,991	4,991	-	-
Rentas e Inversiones Viña del Mar Ltda.	Deposit	6,064	6,064	-	-
Metro S.A.	Deposit	182,073	180,142	-	1,931
S.A. Inmobiliaria Terrenos y Establecimientos	Deposit	4,658	-	2,294	2,364
Servio Región de Atacama	Deposit	1,137	1,137	-	-
Serviu Región del Bío Bío	Deposit	2,878	42	2,114	722
Telefónica Móviles de Chile	Deposit	10,726	10,726	-	-
Rentas e Inversiones Las Rejas Ltda.	Deposit	4,409	-	4,409	-
Félix Aparicio Hortal	Deposit	2,038	2,038	-	-
Distribuidora y Servicios D&S S.A.	Deposit	2,685	-	2,685	-
Constructora San Francisco	Deposit	19,046	19,046	-	-
Others Guarantee	Deposit	3,653	2,662	191	800

Total		1,963,801	310,760	51,129	1,601,912

27.Third party guarantees:

The Company has not received any guarantees from third parties.

Telefónica Chile S.A. | Annual Report 2008 155

28. Chilean and Foreign Currency:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

a) A summary of the assets in Chilean and foreign currency is as follows:

		2008	2007
Description	Currency	ThCh$	ThCh

Total current assets:		367,014,049	360,139,933

Cash	Non-indexed Ch$	8,024,777	3,625,963
	US$	70,636	21,160
	Euros	18,119	66,595
Time deposits	Non-indexed Ch$	49,974,863	75,464,801
	Indexed Ch$	-	5,985,424
	US$	-	378,982
Marketable securities	US$	-	-
	Non-indexed Ch$	15,888,579	-
	Indexed Ch$	-	5,839,826
Notes and accounts receivable (1)	Non-indexed Ch$	124,996,834	165,120,341
	Indexed Ch$	377,606	35,435
	US$	61,387	151,641
	Euros	36,569	24,416
Accounts receivable from related companies	Non-indexed Ch$	107,809,489	62,610,539
	US$	120,206	3,304,417
Other current assets (2)	Non-indexed Ch$	39,194,793	36,108,579
	Indexed Ch$	19,849,868	1,142,039
	US$	590,323	223,593
	Reales	-	36,182

Total property, plant and equipment		1,090,564,051	1,161,105,083

Property, plant and equipment and accumulated Depreciation
	Indexed Ch$	1,090,564,051	1,161,105,083

Total other long-term assets		389,858,416	353,498,095

Investment in related companies	Indexed Ch$	306,308,027	308,828,179
Investment in other companies	Indexed Ch$	4,887	4,887
Goodwill	Indexed Ch$	15,425,983	16,778,059
Other long-term assets (3)	Indexed Ch$	40,477,720	14,145,234
	Non-indexed Ch$	27,641,799	13,741,736

Total assets		1,847,436,516	1,874,743,111

Subtotal by currency	Indexed Ch$	1,473,008,142	1,513,864,166
	Non-indexed Ch$	373,531,134	356,671,959
	US$	842,552	4,079,793
	Euros	54,688	91,011
	Reales	-	36,182

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventory, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Other.

156 Telefónica Chile S.A. | Annual Report 2008

28. Chilean and Foreign Currency, continued:

b) A summary of the current liabilities in Chilean and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year

		2008		2007		2008		2007

			Average		Average		Average		Average
			annual		Annual		annual		annual
		Amount	interest	Amount	Interest	Amount	interest	Amount	interest
Description	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term portion of obligations with banks and financial	Indexed Ch$	430,446	2.61	522,590	3.18	-	-	-	-
institutions	US$	128,267,606	2.67	82,595,548	5.23	-	-	-	-
Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	2,114,153	4.88	-	-	-	-	2,124,994	5.83
Long-term obligations maturing within a year	Indexed Ch$	4,419	8.10	4,586	8.10	14,274	8.10	14,535	8.10
Accounts payable to related companies	Indexed Ch$	1,349,003	-	732,978	-	-	-	-	-
	Non-indexed Ch$	162,536,977	-	131,400,359	-	-	-	-	-
	US$	1,118,726	-	2,333,760	-	-	-	-	-
	Euros	4,221,485	-	-	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	25,031,315	-	4,110,907	-	-	-	24,865,814	-
	Non-indexed Ch$	122,160,678	-	146,776,519	-	50,901	-	20,071,517	-
	Euros	2,069,214	-	219,107	-	-	-	-	-
	Reales	156,408	-	399,073	-	-	-	-	-
	US$	15,713,604	-	1,006,582	-	45,580	-	-	-

Total current liabilities:		465,174,034		370,102,009		110,755		47,076,860

Subtotal by currency	Indexed Ch$	28,929,336		5,371,061		14,274		27,005,343
	Non-indexed Ch$	284,697,655		278,176,878		50,901		20,071,517
	Euros	6,290,699		219,107		-		-
	Reales	156,408		399,073		-		-
	US$	145,099,936		85,935,890		45,580		-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Miscellaneous accounts payable, Accruals, Withholdings, Unearned Income and Other current liabilities.

Telefónica Chile S.A. | Annual Report 2008 157

28. Chilean and Foreign Currency, continued:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

c) A summary of the long-term liabilities in Chilean and foreign currency for 2008 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years

			Average		Average		Average		Average
			Annual		Annual		Annual		Annual
			interest		interest		interest		interest
Description	Currency	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

LONG TERM LIABILITIES
Obligation with banks and financial	Indexed Ch$	76,263,886	2.61	-	-	-	-	-	-
institutions	US$	95,467,500	3.53	95,467,500	2.89	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	4,980,060	6.00	67,677,750	3.75	1,660,020	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	545,938	-	117,873	-	12,376	-	-	-
	Non-indexed Ch$	5,048,208	-	1,679,422	-	41,549,617	-	39,130,425	-

TOTAL LONG-TERM LIABILITIES		182,305,592		164,942,545		43,222,013		39,130,425

Subtotal by currency	Indexed Ch$	81,789,884		67,795,623		1,672,396		-
	Non-indexed Ch$	5,048,208		1,679,422		41,549,617		39,130,425
	US$	95,467,500		95,467,500		-		-

d) A summary of the long-term liabilities in Chilean and foreign currency for 2007 is as follows :

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years

			Average		Average		Average		Average
			Annual		Annual		Annual		Annual
			interest		interest		interest		interest
Description	Currency	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

LONG-TERM LIABILITIES

Obligation with banks and financial	Indexed Ch$	75,967,067	3.18	-	-	-	-	-	-
institutions	US$	108,222,642	5.26	81,166,982	5.23	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,747,451	6.00	2,747,451	6.00	70,060,042	4.11	-	-
Other long-term liabilities (5)	Indexed Ch$	32,272,461	-	45,496	-	9,451,219	-	68,620,577	-
	Non-indexed Ch$	19,047,765	-	-	-	-	-	-	-

TOTAL LONG-TERM LIABILITIES		238,257,386		83,959,929		79,511,261		68,620,577

Subtotal by currency	Indexed Ch$	110,986,979		2,792,947		79,511,261		68,620,577
	Non-indexed Ch$	19,047,765		-		-		-
	US$	108,222,642		81,166,982		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

158 Telefónica Chile S.A. | Annual Report 2008

29. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2008 or 2007.

30. Subsequent events:

Result of second Takeover Bid (OPA)

On January 9, 2009, Inversiones Telefónica Internacional Holding Limitada, informed the result of the Takeover Bid carried out on December 1, 2008 and complemented on December 16 of the same year, which has obtained direct and indirect ownership of approximately 97.86% of the shares issued by Telefónica Chile through its controller Telefónica Internacional Chile S.A.

Closing of the ADR Program

On January 29, 2009, the Company’s Board agreed to begin the closing process of the ADRs in the market of the United States of America (CTC Code), delisting CTC from the New York Stock Exchange (NYSE), and from the Securities and Exchange Commission (SEC) and terminating the convention signed between Telefónica Chile, Banco Central de Chile and Depository Bank, under Chapter XXVI of the Compendium of International Exchange Standards.

The described process contemplates a 4-month period to obtain the corresponding authorizations.

Registration of lines of Local Bonds

On January 29, 2009, the Board agreed to the following:

- Issue two lines of bonds: one with a 10-year term and another with a 30-year term. Each line will be for 8 million Unidades de Fomento.

- Limit the amount of the first placement with a charge to each line of bonds to a maximum of 8 million unidades de fomento, altogether

The Board also empowered the General Manager, Mr. Oliver Flogel and the Finance Manager, Ms. Isabel Margarita Bravo Collao, so that either of them, indistinctly can establish the conditions, terms and timeliness of the issuance and sign the contracts and undertake all processes and acts necessary for the issuance and sale of the bonds.

In the period from January 1 to 29, 2009, there have been no other significant subsequent events that affect the financial statements.

31. Environment:

In the opinion of Management and the Company’s in-house legal counsel, because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non- compliance with municipal ordinances or to other supervising organizations.

Telefónica Chile S.A. | Annual Report 2008 159

32. Time deposits:
(Translation of a Financial Statements originally issued in spanish - See Note 2b)

Details of time deposits are as follows:

			Principal	Rate		Principal	Accrued	2008
Placement	Institution	Currency	ThCh$	%	Maturity	ThCh$	interest	ThCh$

December 1, 2008	BANCO SANTANDER	Ch$	6,200,000	8.88	Jan 20,2009	6,200,000	45,879	6,245,879
December 2, 2008	BANCO SANTANDER	Ch$	3,500,000	8.88	Feb 20,2009	3,500,000	25,037	3,525,037
December 2, 2008	BANCO SANTANDER	Ch$	2,000,000	8.88	Feb 20,2009	2,000,000	14,307	2,014,307
December 3, 2008	BCI	Ch$	3,000,000	8.88	Feb 16,2009	3,000,000	20,720	3,020,720
Decem.ber3, 2008	BCI	Ch$	2,300,000	8.88	Feb 18,2009	2,300,000	15,885	2,315,885
December 4, 2008	BBVA	Ch$	3,900,000	8.82	Feb 12,2009	3,900,000	25,799	3,925,799
December 5, 2008	BANCO CHILE	Ch$	2,450,000	8.40	Jan 5,2009	2,450,000	14,863	2,464,863
December 9, 2008	BBVA	Ch$	2,500,000	8.34	Jan 7,2009	2,500,000	12,742	2,512,742
December 15 2008	BCI	Ch$	3,600,000	8.64	Jan 14,2009	3,600,000	13,824	3,613,824
December15, 2008	BANCO CHILE	Ch$	600,000	8.52	Jan 14,2009	600,000	2,272	602,272
December16, 2008	BANk BOSTON	Ch$	3,500,000	8.52	Jan 26,2009	3,500,000	12,425	3,512,425
December 23, 2008	BANCO SANTANDER	Ch$	4,500,000	8.88	Mar 23,2009	4,500,000	8,880	4,508,880
December 24, 2008	BBVA	Ch$	2,900,000	8.88	Jan 12,2009	2,900,000	5,007	2,905,007
December 24, 2008	BCI	Ch$	3,000,000	7.20	Jan 12,2009	3,000,000	4,200	3,004,200
December 24, 2008	BANCO SANTANDER	Ch$	1,300,000	7.80	Jan 12,2009	1,300,000	1,972	1,301,972
December 30, 2008	BCI	Ch$	600,000	7.20	Jan 6,2009	600,000	120	600,120
December 30, 2008	BBVA	Ch$	3,200,000	8.64	Feb 9,2009	3,200,000	768	3,200,768
December 30, 2008	BANCO CHILE	Ch$	700,000	8.40	Jan 29,2009	700,000	163	700,163

Total						49,750,000	224,863	49,974,863

33. Accounts payable:

Details of the accounts payable balance are as follows:

	2008	2007
Description	ThCh$	ThCh$

Suppliers
Chilean	122,177,684	133,463,183
Foreign	1,953,767	1,624,762
Provision for works-in-progress	2,499,969	3,338,895

Total	126,631,420	138,426,840

160 Telefónica Chile S.A. | Annual Report 2008

34. Other accounts payable:

Details of other accounts payable are as follows:

	2008	2007
Short-Term	ThCh$	ThCh$

Exchange insurance contract payables	6,283,010	25,553,124
Accrued supports	519,396	760,791
Billing on behalf of third parties	3,206,298	4,133,416
Carrier service	3,428,040	477,540
Others	114,188	58,628

Sub-Total	13,550,932	30,983,499

Long-term

Exchange insurance contract creditors	470,129	49,412,008

Sub-Total	470,129	49,412,008

Total	14,021,061	80,395,507

Antonio José Coronet	Oliver Alexander Flögel
Accountant Manager	General Manager

Telefónica Chile S.A. | Annual Report 2008 161

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE INDIVIDUAL FINANCIAL STATEMENTS
December 31, 2008 and 2007

1. HIGHLIGHTS

Capital Decrease

Telefónica Chile

The ordinary Shareholders’ Meeting held on April 14, 2008 agreed to the following:

a) Distribute 46.52% of net income for the year, through payment of a final dividend of Ch$5.276058 per share, to be paid on May 14, 2008.

b) Decrease share capital by ThCh$39,243,441 maintaining the same amount of shares issued by the Company, which means paying Ch$41 per share, empowering the Board of Directors to set the payment date for the shareholders.

c) Modify bylaws, in reference to the previously mentioned agreements.

Modification of bylaws (Takeover Bid)

On September 16, 2008 the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. called an Extraordinary Shareholders’ Meeting to be held on October 7, 2008, in order to approve modification of the Company’s bylaws, eliminating the restrictions and references contained in the bylaws in conformity with Title XII of Decree Law No.3,500, pertaining among other things, to the maximum allowed concentration of 45%.

The Extraordinary Shareholders’ Meeting held on that date in relation to the Takeover Bid (OPA) (“Oferta Pública de Adquisición de Acciones) of Compañía de Telecomunicaciones de Chile S.A. rejected modification of the bylaws.

On October 11, 2008 the Board of Directors of the Company, accepting the petition of shareholders AFP Capital S.A., AFP Cuprum S.A. and AFP Provida, holders of more than 10% of shares, and within the Takeover Bid (“OPA”) process of Inversiones Telefónica Internacional Holding Limitada, subsidiary of Telefónica S.A. (Spain), agreed to call an Extraordinary Shareholders’ Meeting on October 28, 2008, in order to approve modification of the Company’s bylaws relating to the restrictions and references mentioned in the first paragraph.

Appointment of General Manager

On December 18 the Board of Directors accepted the resignation of Mr. José Molés Valenzuela from the position of General Manager of the company, effective as of January 1, 2009. To replace him, the Board has appointed Mr. Oliver Alexander Flögel to be the Company’s General Manager effective January 1, 2009.

Sale of assets and assignment of customers of Telefonica Asistencia y Seguridad S.A. to Prosegur

On October 14 an essential event was published informing the official sale of the realizable and fixed assets and assignment of customers of subsidiary Telefónica Asistencia y Seguridad S.A. to the Prosegur Group, through its company Prosegur Activa Chile Servicios Limitada.

On December 31, 2008 Telefónica Chile absorbed subsidiary Telefónica Asistencia y Seguridad S.A. by acquiring the participation of Telefónica Gestión Servicios Compartidos Chile S.A. equivalent to 0.001%, thus gathering all the shares of that company in Telefónica.

Telefónica Chile

On April 23, 2008, the Board of Directors agreed to appoint Mr. Andrés Concha Rodrígues as regular director and Mr. Raúl Morodo Leoncio as deputy director.

Dividends Policy

Telefónica Chile

The ordinary Shareholders’ Meeting held on April 14, 2008, agreed to distribute 2007 net income, through payment of a final dividend of Ch$5.276058 per share. In accordance with the current dividends policy, this dividend, added to interim dividend No. 174 in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, paid on November 21, 2007, total 100% of net income generated during 2007.

On May 22 the board of directors agreed to pay a capital distribution as of June 13, 2008 in the amount of Ch$41 per share.

On November 19 it agreed to pay an interim dividend with a charge to net income for the year ended December 31, 2008 in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, which will be paid as of December 10.

162 Telefónica Chile S.A. | Annual Report 2008

Dividends Policy, continued:

Relevant Industry Aspects

The most relevant event in the first half of the year was the strong development of a new Internet connection service, Mobile Broadband, a product offered using 3G technology by the three current mobile operators: Movistar, Entel and Claro. The launching of this service has had an impact on customers that value connectivity in movement and has also reached customer segments that were not serviced by fixed broadband.

The integrated service offer is growingly intense, generating a new focus of competition among the different operators in the sector involving their own services or alliances with third parties. In this manner, in the residential area almost all fixed operators already have package service offers (voice, broadband and TV). A similar situation can be observed in small and medium companies with offers of voice and broadband plans, while in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technology. Transversally, mobile communications have become massive in the social and corporate areas of the country.

A competition model based on network infrastructure which mainly uses ADSL, coaxial, fiber optics and wireless (3G, WiMax, PHS) technologies was maintained at a domestic level.

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND INCOME BY BUSINESS AREA

TABLE No. 1: VOLUME STATISTICS

DESCRIPTION	DECEMBER	DECEMBER	VARIANCE

	2007	2008	Q	%

Lines in Service at end of period	2,179,205	2,120,974	(58,231)	-2.67%
Normal	561,368	459,522	(101,846)	-18.14%
Plans	1,257,279	1,324,479	67,200	5.34%
Prepayment	360,558	336,973	(23,585)	-6.54%
Broadband	644,522	710,797	66,275	10.28%
DLD traffic (thousands of minutes)	543,199	571,951	28,752	5.29%
Outgoing ILD traffic (thousands of minutes)	74,063	77,690	3,627	4.90%
Dedicated IP (1)	15,581	19,122	3,541	22.73%
Digital Television	219,916	262,957	43,041	19.57%

(1) Does not include the Citynet network.

Telefónica Chile S.A. | Annual Report 2008 163

TABLE No.2: INDIVIDUAL STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Figures in millions of Chilean pesos as of 12.31.2008)

DESCRIPTION	JAN-DEC	JAN-DEC	VARIANCE (2008/2007)

	2007	2008	ThCh$	%

OPERATING INCOME
VOICE, FIXED TEL. & COMPL. SERV.
Telephony (Voice)	254,141	236,609	(17,532)	-6.9%
Fixed income	58,462	42,821	(15,641)	-26.8%
Variable income	54,622	49,413	(5,209)	-9.5%
Flexible Plans (minutes)	141,057	144,375	3,318	2.4%
Access and Interconnection Charges	116,076	121,178	5,102	4.4%
Domestic long distance	15,614	14,025	(1,589)	-10.2%
International long distance	2,704	2,424	(280)	-10.4%
Access charges	23,199	25,159	1,961	8.5%
Interconnection services	30,933	35,813	4,880	15.8%
Other services	43,626	43,756	130	0.3%

Complementary Services	88,207	80,422	(7,785)	-8.8%
Advertising in telephone books	3,534	3,228	(305)	-8.6%
ISP- switchboard and dedicated	0	0	0	0.0%
Public telephones	31,664	25,776	(5,888)	-18.6%
Interior installations	9,070	6,956	(2,115)	-23.3%
Sale of equipment	5,034	5,376	342	6.8%
Connections and other installations	2,843	3,955	1,112	39.1%
Value added services	17,011	17,035	24	0.1%
Other income from basic telephone services	19,051	18,096	(955)	-5.0%

Broadband	101,393	119,082	17,688	17.4%

TOTAL OPERATING INCOME	566,758	563,677	(3,080)	-0.5%

Remunerations	69,658	80,709	11,051	15.9%
Depreciation	188,903	169,555	(19,348)	-10.2%
Other Operating Costs	266,619	292,196	25,577	9.6%

TOTAL OPERATING COSTS	525,180	542,460	17,280	3.3%

OPERATING INCOME	41,578	21,217	(20,360)	-49.0%

Financial Income	7,552	10,553	3,001	39.7%
Other Non-operating income	5,042	20,198	15,156	300.6%
Income from Investments in Related Companies (1)	23,491	19,367	(4,124)	-17.6%
Financial Expenses	(25,478)	(39,249)	(13,771)	54.1%
Amortization of Goodwill	(1,709)	(1,709)	0	0.0%
Other Non-operating Expenses	(17,124)	(22,981)	(5,857)	34.2%
Price-level Restatement and Foreign Currency Translation	7,307	36,941	29,634	405.5%

NON-OPERATING INCOME	(919)	23,120	24,039	2,615.8%

INCOME BEFORE INCOME TAXES	40,659	44,337	3,679	9.04%

Current and Deferred Income Taxes	(28,837)	(26,725)	2,113	-7.3%

NET INCOME (2)	11,822	17,612	5,792	48.97%

(1) For comparative analysis purposes, participation in the income of investments is presented net (net income/losses).
(2) For comparison purposes certain reclassification of 2007 income has been performed.

164 Telefónica Chile S.A. | Annual Report 2008

3. ANALYSIS OF INCOME FOR THE YEAR

3.1 OPERATING INCOME

As of December 31, 2008, operating income reached Ch$10,601 million, which represents a decrease of 59.7% in comparison to the previous year.

A. Operating revenue

In 2008 operating income of Ch$563,677 million was recorded, a 0.5% decrease in comparison to the previous year, where it reached Ch$566,758 million.

The Company’s strategy, focusing on the change in the business structure, has allowed it to strengthen the growth in Broadband and Television, which together with Flexible Plans, has partly neutralized the decrease in income from traditional Fixed Telephony, Complementary Services and Long Distance.

i. Revenues from Voice, Fixed Telephony and Complementary Services: These revenues have decreased by 6.9% in comparison to 2007, mainly because:

Telephone Services (Voice), represents 42.0% of total income and shows a 6.9% drop in comparison to the previous year, originated by:

  Fixed income, corresponding to the fixed monthly charge for connection to the network, shows a 26.8% drop which is mainly explained by migration of customers to flexible plans.
  Variable income decreased by 9.5%, which shows the effect of lower income derived from a decrease in traffic per line and migration of customers to flexible plans.
  Flexible plans- the growth in customers with flexible plans, leveraged by migrations from traditional telephone services and new customers obtained increased by 2.4% in comparison to the previous year.

Access charges and interconnections, represent 21.5% of total revenues and increased by 4.4%, mainly due to a 15.8% increase in interconnection services, highlighted by the increase in media rental services, information services, unbundling services and fixed-fixed access charges, effect that is partially offset by lower revenues from domestic and international long distance equivalent to 10.2% and 10.4% respectively.

Complementary Services, represent 14.3% of total income and show an 8.8% decrease equivalent to Ch$7,785 million explained mainly by the net effect of:

  The decrease in income from interior rental and rental of equipment and value added services mainly due to the drop in average lines in service; and the decrease in income from public telephones.
  The increase in revenues from commercialization of equipment and connections and other installations.

ii. Broadband: Has showed sustained growth in the last years reaching Ch$119,082 million in 2008, with an increase of 17.4%, in comparison to 2007 mainly due to the 10.28% increase in customers.

B. Operating Costs

Operating costs for the year reached Ch$542,460 million, increasing by 3.3% in relation to 2007. This is explained mainly by: i) costs generated for the concept of programmers related to the increase in lines in service ii) plant maintenance costs due to greater production related to STB, ADSL and DTH repairs; and iii) a 9.6% increase in other operating costs, explained by the increase in bad debts due to an increase in the number of customers overdue in excess of 120 days and increased media rental costs.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the year ended December 31, 2008 shows a surplus of Ch$23,120. The most significant effects are generated by:

a) Price-level restatement restatement in 2008 shows net income of Ch$36,941 million, mainly due to variances experienced in the CPI, Unidad de Fomento and exchange rate.

b) Other non-operating income reached Ch$20,198 million, higher than the Ch$3,631 million obtained in 2007, influenced mainly by revenues from the sale of subsidiary Telemergencia which amounted to Ch$16,288 million.

c) Financial expenses increased by 54.1% in 2008, mainly associated to the nominalization of the Company debt, which changed from dollar/UF to dollar/peso, which implies a higher interest rate assumed by the respective insurance contracts at a nominal rate in Chilean pesos. This is framed within the hedge policy that allows the company to mitigate the exposure of the debt to the high volatility of the UF and inflation.

d) Other non-operating income reached Ch$22,981 million, higher than the Ch$17,124 million obtained in 2007. This is derived mainly from higher provisions for expired assets restructuring expenses and withdrawal of out of service property, plant and equipment, effect that is partially compensated by lower expenses related to lawsuits and others.

e) Income from investment in related companies, reached net income of Ch$19,367 million as of December 31, 2008, figure that is 4,280 million higher than that obtained in 2007, where revenues for this concept were Ch$15,087 million. This effect is explained by the behavior of the businesses in which the Company participates, including:

Telefónica Chile S.A. | Annual Report 2008 165

The Long Distance Business, equivalent to the investment in Telefónica Larga Distancia S.A., presents for the company accrued net income of Ch$23,075 million, figure that is Ch$22,168 million greater in comparison to the previous year. This increase was driven mainly by the 4.7% increase in operating income, as a consequence of a 2.5% increase in operating revenue.

The Corporate Communications Business, equivalent to the investment in subsidiary Telefónica Empresas, presented for the Company accrued net income of Ch$4,063 million, which implies a decrease of 6.13% in comparison to 2007. The effects of this decrease are associated to a 2.5% increase in operating costs in comparison to 2007 which are related to video conference equipment, routers associated to the elections project, added to the greater operating deficit which shows an increase of Ch$1,847 million influenced mainly by the concept of price-level restatement and variation in the exchange rate.

Other Businesses, which include the businesses destined mainly to television services, shared services, call center services and others, generated a loss on investment in related companies of Ch$7,802 million as of December 31, 2008, whereas for 2007, they generated a loss that reached Ch$2,993 million, which represents a greater loss of Ch$4,809 million in income obtained by these investments. The main loss is explained by the accrued loss of Telefónica Multimedia Chile S.A. in the amount of Ch$9,207 million.

3.3 NET RESULT FOR THE YEAR

As of December 31, 2008, net result reached net income of Ch$17,612 million, whereas in 2007 there was a loss of Ch$474 million. The income obtained in 2008 is derived from positive non- operating income which amounted to Ch$23,120 in comparison to the deficit of Ch$13,214 million in 2007.

4. STATEMENTS OF CASH FLOWS

TABLE No. 3: INDIVIDUAL CASH FLOWS
(Figures in millions of Chilean pesos as of 12.31.2008)

	JAN-DEC	JAN-DEC	VARIANCE
DESCRIPTION	2007	2008	MCh$	%

Cash and cash equivalents at beginning of year	45,911	82,914	37,002	80.6%
Cash flows from operating activities	249,378	131,109	(118,269)	-47.4%
Cash flows from financing activities	(78,666)	(54,043)	24,623	31.3%
Cash flows from investing activities	(129,491)	(88,546)	40,945	31.6%
Effect of inflation on cash and cash equivalents	(4,218)	(6,482)	(2,264)	53.7%
Cash and cash equivalents at end of year	82,914	64,951	(17,963)	-21.7%

Net change in cash and cash equivalents during the year	37,002	(17,963)	(54,965)	-148.5%

The net negative variation in cash and cash equivalents of Ch$17,963 million in cash flows for 2008, compared to the positive variation of Ch$37,002 million in 2007 presented a decrease related mainly to a deficit in cash flows from operating activities this year, which decreased 47.4% in relation to 2007 mainly product of the lower charge to income for depreciation, greater charge due to the effects of price-level restatement and higher payments made to suppliers.

166 Telefónica Chile S.A. | Annual Report 2008

5. FINANCIAL INDICATORS

TABLE No.4: INDIVIDUAL FINANCIAL INDICATORS

	JAN-DEC	JAN-DEC
DESCRIPTION	2007	2008

LIQUIDITY RATIO
Current Ratio	0.85	0.79
(Current Assets/current Liabilities)

Acid Ratio	0.22	0.16
(Most liquid Assets/Current Liabilities)

DEBT RATIO
Debt Ratio	0.90	0.94
(Demand Liabilities / Shareholders’ Equity)

Long-term Debt Ratio	0.53	0.48
(Long-term Liabilities / Demand Liabilities)

Financial Expenses Coverage	3.60	3.60
(Income Before Taxes and Interest / Financial Expenses)

RETURN AND NET INCOME PER SHARE RATIO

Operating Margin	7.51%	3.76%
(Operating Income / Operating Revenues)

Return on Operating Income	2.67%	1.84%
(Operating Income / Net Property, Plant and Equipment (1))

Net Income per Share	$11.34	$18.40
(Net Income / Average Number of Paid Shares each Year)

Return on Equity	1.16%	1.82%
(Net Income / Average Shareholders’ Equity)

Profitability of Assets	0.62%	0.96%
(Net Income / Average assets)

Yield of Operating Assets	3.13%	1.89%
(Operating Income /Average Operating Income (2))

Return on Dividends	7.65%	6.16%
(Dividends Paid / Market Price per Share)

ACTIVITY INDICATORS

Total Assets	ThCh$	1,879,107	ThCh$	1,847,437
Sale of Assets	ThCh$	1,820	ThCh$	4,502
Investments in Other Companies & Property, Plant & Equip.	ThCh$	105,423	ThCh$	105,098
Inventory Turnover (times)		1.01		0.97
(Cost of Sales / Average Inventory)
Days in Inventory		357.95		371.75
(Average Inventory / Cost of Sales Times 360 days)

(1) Figures at the beginning of the year, restated
(2) Property, plant and equipment are considered operating expenses

Telefónica Chile S.A. | Annual Report 2008 167

5. FINANCIAL INDICATORS, continued:

From the previous table we emphasize the following:

The common liquidity ration shows a decrease of 11.5% due to an increase in current liabilities, related to the short-term portion of long-term obligations with banks and financial institutions, variation explained by the effects of reclassifying the short-term debt to long-term.

The increase in the debt ratio is explained by a 3.5% decrease in shareholders’ equity mainly due to the capital decrease and distribution of dividends, activities performed in 2007 and 2008, for the purpose of distributing cash surpluses to the shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN THE MARkET OR ECONOMIC VALUE AND THE BOOk VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal to or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) which have a referential market value, the corresponding provisions have been set up, when the market value is less than the book value

7. ANALYSIS OF MARkETS, COMPETITION AND RELATIVE PARTICIPATION

Synthesis of Market Evolution

It is estimated that fixed lines in service reached approximately 3,385 thousand in December 2008, reflecting a 1% increase in respect to December 2007. Long distance traffic dropped 11% in DLD and 4% in ILD accumulated in relation to the previous year.

The broadband market recorded a 13% increase in respect to the same period in 2007, reaching 1,452 thousand accesses.

Telefónica Chile offers DTH (direct to home) satellite television services which during December 2008 grew by 17% compared to December 2007 with a total of 1,506 thousand Pay TV accesses.

Relative Participation

The following table shows the relative participation of Telefónica Chile in the markets where it participates as of December 31, 2008:

			Position of
Business	Market Share	Market Penetration	Telefónica Chile in
			the Market

Basic Telephone Service	63%	20.2 lines / 100 inhabitants	1
Domestic Long Distance	47%	73 minutes / inhabitants per year	1
International Long Distance	43%	10 minutes / inhabitants per year	1
Corporate Communications	44%	Ch$110,892 million	1
Broadband	49%	1,452 thousand connections	1
Pay TV	18%	1,506 thousand accesses	2

168 Telefónica Chile S.A. | Annual Report 2008

8. ANALYSIS OF MARkET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at floating interest rates. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange insurance.

As of December 31, 2008, the interest bearing debt in original currency expressed in dollars was US$622 million, including US$501.5 million in financial liabilities in dollars and US$120.5 million in debt in “unidades de fomento”. In this manner US$501.5 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company has Cross Currency Swaps, dollar/ peso exchange insurance and assets in dollars that resulted, as of the closing of the fourth quarter of 2008, in close to 0% average exposure of the foreign currency financial debt.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks long-term efficiency in financial expenses. This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of December 31, 2008 the Company ended with an 86% local floating interest rate exposure.

Regulatory Framework

1. Tariff System

According to Law No.18,168 (“General Telecommunications Law”), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

The maximum rates for the basic telephone services provided by Telefónica Chile S.A. are set every five years, period that ends on May 6, 2009. For the 2009-2014 period the Antitrust Commission can define the fixed telephone services that will be subject to tariff regulation or decree their price freedom. Mobile telephone, data and pay television services are expressly exempt, according to the General Telecommunications Law. In addition, the maximum prices for interconnection services (mainly access charges for network use), are by law subject to tariff regulation for all industry operators, and these are set in accordance with the procedures stipulated by that legal provision.

According to the General Telecommunications Law, the structure, level and indexation of maximum tariffs that can be charged for regulated tariff services, are set through a Supreme Decree jointly issued by the Ministries ofTransportation andTelecommunications and of Economy, Development and Reconstruction (hereinafter, “the Ministries”).

The Ministries set the maximum tariffs on the basis of a theoretically efficient company model.

1.1 Regulated tariffs for local telephone services

The Ministry ofTransportation andTelecommunications requested that the Antitrust Commission review the current qualification of telephone services subject to tariff setting, regarding those where it is considered that market conditions are not sufficient to guarantee a regime of tariff freedom.

The Antitrust Commission held a public hearing on September 11, 2008, in order for the requester - Subtel – and the companies that contributed information to manifest their opinion regarding the request for qualification of services subject to tariff setting.

The pronouncement of the Antitrust Commission is still pending to date.

Telefónica Chile S.A. | Annual Report 2008 169

1.1 Regulated tariffs for local telephone services, continued:

In consideration of the above, Resolution No.686 dated May 20, 2003 issued by the Antitrust Commission is in force. This Resolution establishes that local telephone services, public telephones, land-line connections and other services associated to the local telephone service should be subject to tariff regulation. In accordance with this, it was determined that Telefónica Chile would have regulated tariff levels and structures, in its role of “dominant operator” throughout the national territory, except in the X and XI Regions and in Easter Island, where the dominant operators are other companies.

Tariff Decree No.169,for the 2004-2009 five-year period, applicable to Telefónica Chile, was approved and published in the Official Gazette on February 11, 2005, retroactive as of May 6, 2004.

For the 2009-2014 five-year period in conformity with the procedure regulated in the law to set tariffs, Subtel set the Final Technical Economic Bases through Exempt Resolution No.562, of 2008, keeping in mind the proposal of Telefónica Chile, without requiring the formation of a Commission of Experts. The mentioned Bases define the conditions to which Telefónica Chile must adhere to present its Tariff Study.

On November 7, 2008, Telefónica Chile S.A. presented the Tariff Study for the 2009 – 2014 period to Subtel.

The Ministries have up to March 7,2009 to issue their Observations and Contrapositions Report.

1.2. Tariff Flexibility

By means of Resolution No.709 of October 13, 2003, the then Resolutive Antitrust Commission decided to: “Accept the request of Compañía de Telecomunicaciones de Chile S.A. only in respect to it being necessary to clarify Resolution No.686, of May 20, 2003, in the sense that lower tariffs or different plans may be offered, but the conditions of these that protect and provide due guarantees to the user from those in dominant market positions, must be regulated by the respective authority”.

The Official Gazette of February 26, 2004, published Decree No.742, which establishes the regulation governing the conditions under which various plans and joint offers can be offered by the dominant operators of the local public telephone service. Subsequently, through Decree No.160, of February 26, 2007, published in the Official Gazette of May 8, 2007, the mentioned regulation was modified to eliminate certain previously required obligations. Among these is the obligation that existed as a prior condition to launching joint offers with other telecommunications services in the market, of inviting third parties as well as certain specific obligations to provide information to customers.

The tariff flexibility allows Telefónica Chile to offer its customers diverse commercial plans, other than the regulated plan. In 2007, income from services subject to tariff setting account for approximately 38.44% of total consolidated income.

Exempt Resolution No.1,418, of November 25, 2008, issued by the Undersecretary of Telecommunications establishes the average monthly level of consumption for High Consumption Plans for 2009, leaving it without modification at the previously set level of 5,000 monthly minutes.

2. Modifications of the Regulatory Framework

2.1. Bill creating the Panel of Experts.

The purpose of the project is to create a panel of experts, of a technical nature, composed of seven professionals appointed by the Antitrust Commission which will be in charge of resolving litigations and disagreements between a Company and the regulator, in order to reduce the judicialization of various regulatory processes in the telecommunications sector. The project is in the Senate’s first constitutional stage.

2.2. Bill: Network Neutrality.

The Bill on Network Neutrality establishes, among other matters, that it will govern the telecommunications public service concessionaries and suppliers of Internet access, which supply access to the network. That bill prohibits arbitrary blockage, interference, discrimination, obstruction or restriction of the right of any Internet user to use, send, receive or offer any content, application or legal service through the Internet; the faculty of suppliers to take measures or actions to manage network traffic and management,as long and its purpose is not to perform actions that affect or can affect free competition; the faculty of suppliers to preserve the privacy of users, antivirus protection and network security; setting a deadline of 90 days for the Undersecretary of Telecommunications to dictate a Regulation that establishes the minimum conditions for providing Internet access services, as well as the actions that will be considered practices restricting the liberty of use of contents, applications or services provided through the Internet.

This bill is at the second constitutional stage, to be seen jointly by the Transportation and Telecommunications and Senate Economy Commissions.

170 Telefónica Chile S.A. | Annual Report 2008

3. Public Tender to Assign the Digital Infrastructure Project for Competitiveness and Innovation and its respective Subsidy, corresponding to the Annual Program for Subsidizable Projects for 2008 of the Telecommunications Development Fund

On October 1, 2008 Subtel called a public tender to assign the Digital Infrastructure Project for Competitiveness and Innovation and its respective subsidy corresponding to the annual program for subsidizable projects for 2008 of the Telecommunications Development Fund, in conformity with the Digital Connectivity Agreement, signed in 2007 jointly with the Undersecretary of Telecommunications, the Digital Country Foundation, the concessionaries for fixed telephony services, mobile telephony, long distance carriers, the Mobile Telephony Association and the Internet Suppliers Association, which seeks to strengthen the joint work to significantly reduce the digital breach and facilitate the communications of the public in general, achieve two million broadband accesses, connect 100% of rural schools, provide access to telecommunications services to 95% of the country’s rural population and propitiate the productive development of Chile, through Information and Communication Technologies.

On October 30, 2008, Subtel published the Specific Modified Tender Documents that define the conditions which must be adhered to by the parties interested in participating in the public tender whose primordial objective is to build and operate telecommunications networks to provide the service of Internet access to 1470 rural locations. In addition it establishes the frequency bands that can be assigned, according to availability, for WiMax service by destining 42 MHz in the band of 2.5 GHz frequencies; 30MHz in the 2.3 – 2.4 GHz band; 50 MHz in the 3.6 GHz band, 5 MHz in the 1.8 GHz band or in the 450 MHz and 900 MHz bands. The amount of the subsidy is Ch$35,000 million.

Through publication in the Official Gazette of January 14, 2009, Subtel extended the deadline for presenting offers until February 27, 2009.

Telefónica Chile S.A. | Annual Report 2008 171

172 Telefónica Chile S.A. | Annual Report 2008

CERTIFICATION OF ACCOUNT INSPECTORS

We hereby certify that the amounts presented in the Financial Statements for the twelve-months period ended on December 31, 2008, and their corresponding notes, which were audited and informed by the External Auditors, are consistent with the balance of the Ledger Accounts of the same date

/s/ MANUEL ONETO FAURE MANUEL ONETO FAURE	/s/ VICTOR BUNSTER HIRIART VICTOR BUNSTER HIRIART

Santiago, January 30, 2009.

Telefónica Chile S.A. | Annual Report 2008 173

174 Telefónica Chile S.A. | Annual Report 2008

Summarized Financial Statements of Subsidiaries

Telefónica Larga Distancia S.A.	176
Telefónica Empresas Chile S.A.	178
Fundación Telefónica	180
Telefónica Gestión de Servicios Compartidos Chile S.A. Consolidado	182
Telefónica Multimedia Chile S.A.	184
Instituto Telefónica Chile S.A.	186

Telefónica Chile S.A. | Annual Report 2008 175

TELEFONICA LARGA DISTANCIA S.A.

SUMMARIZED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Assets
Current assets	143,380,207	124,260,981
Property, Plant and equipment	94,173,643	96,517,220
Other long-term assets	20,573,118	22,018,122

Total Assets	258,126,968	242,796,323

Liabilities and Shareholders' Equity
Current liabilities	39,084,743	39,138,405
Long-term liabilities	7,880,810	9,031,462
Capital and reserves	52,783,575	52,783,575
Retained earnings	135,302,360	119,674,727
Net income for the year	23,075,480	22,168,154

Total Liabilities and Shareholders’ Equity	258,126,968	242,796,323

SUMMARIZED STATEMEENT OF INCOME
As Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Operating Revenues
Operating income	106,158,320	103,583,326
Operating costs	(62,636,249)	(61,568,427)

Gross Margin	43,522,071	42,014,899

Administrative and selling expenses	(13,215,340)	(13,067,304)

Operating Results	30,306,731	28,947,595

Non-operating Results
Non-Operating income	6,060,719	3,941,792
Non-Operating expenses	(1,308,979)	(77,938)
Price-level restatement	(5,788,694)	(4,662,973)

Non-Operating Gain (Loss), Net	(1,036,954)	(799,119)

Income Before Income Taxes	29,269,777	28,148,476
Income taxes	(6,194,297)	(5,980,322)

Net Income For The Year	23,075,480	22,168,154

176 Telefónica Chile S.A. | Annual Report 2008

SUMMARIZED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Net income for the year	23,075,480	22,168,154
Charges ( credits ) to income that do not represent cash flows	22,177,339	20,858,408
(Increase) decrease in assets, that affect cash flows	1,204,346	(3,503,953)
Increase (decrease) in liabilities, that affect cash flows	5,223,515	(772,227)
Net cash provided by operating activities	51,680,680	38,750,382

Net cash used in financing activities	(6,515,765)	(5,980,985)
Net cash used in investment activities	(44,131,465)	(33,655,015)
Net cash flows used for the year	1,033,450	(885,618)

Effect of inflation on cash and cash equivalents	(119,037)	(104,763)
Net increase (decrease) of cash and cash equivalents	914,413	(990,381)

Cash and cash equivalents at beginning of year	366,086	1,356,467
Cash and cash equivalents at end of year	1,280,499	366,086

Telefónica Chile S.A. | Annual Report 2008 177

TELEFONICA EMPRESAS CHILE S.A.

SUMMARIZED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Assets
Current Assets	54,429,392	58,306,448
Property, Plant and Equipment	58,015,239	59,559,723
Other Long-Term Assets	7,052,687	7,675,565

Total Assets	119,497,318	125,541,736

Liabilities and Shareholders' Equity
Current Liabilities	38,158,919	31,465,652
Long-term Liabilities	5,433,841	6,650,357
Capital and Reserves	59,993,001	59,993,001
Retained Earnings	11,847,725	23,103,441
Net income for the year	4,063,832	4,329,285

Total Liabilities and Shareholders’ Equity	119,497,318	125,541,736

SUMMARIZED STATEMEENT OF INCOME
As Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Operating Revenues
Operating Income	104,700,458	103,092,090
Operating Costs	(73,600,714)	(71,810,112)

Gross Margin	31,099,744	31,281,978

Administrative and Selling Expenses	(23,224,331)	(23,191,154)

Operating Results	7,875,413	8,090,824

Non-Operating Results
Non-Operating Income	2,534,845	1,802,123
Non-Operating Expenses	(2,709,854)	(1,369,703)
Price-Level Restatement	(3,100,129)	(1,859,679)

Non-Operating Gain (Loss), Net	(3,275,138)	(1,427,259)

Income Before Income Taxes	4,600,275	6,663,565
Income Taxes	(536,443)	(2,334,280)

Net Income For The Year	4,063,832	4,329,285

178 Telefónica Chile S.A. | Annual Report 2008

SUMMARIZED STATEMENTS OF INCOME
Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Net income for the year	4,063,832	4,329,285
(Net income) Loss on sale of investments	(902,781)	120,027
Charges ( credits ) to income that do not represent cash flows	23,488,084	24,942,218
(Increase) decrease in assets, that affect cash flows	(7,905,374)	(2,238,831)
Increase (decrease) in liabilities, that affect cash flows	1,927,700	(13,905,367)

Net cash provided by operating activities	20,671,461	13,247,332

Net cash used in financing activities	(3,730,079)	(1,908,404)
Net cash used in investment activities	(16,988,376)	(10,259,524)
Net cash flows used for the year	(46,994)	1,079,404

Effect of inflation on cash and cash equivalents	(80,110)	(69,119)
Net increase (decrease) of cash and cash equivalents	(127,104)	1,010,285

Cash and cash equivalents at beginning of year	1,310,139	299,854
Cash and cash equivalents at end of year	1,183,035	1,310,139

Telefónica Chile S.A. | Annual Report 2008 179

FUNDACION TELEFONICA

SUMMARIZED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Assets
Current Assets	1,128,806	1,256,816

Total Assets	1,128,806	1,256,816

Liabilities and Shareholders' Equity
Current Liabilities	1,226,441	1,141,237
Capital and Reserves	513,487	513,487
Retained Earnings	(397,908)	(101,059)
Net Income for the year	(213,214)	(296,849)

Total Liabilities and Shareholders’ Equity	1,128,806	1,256,816

SUMMARIZED STATEMEENT OF INCOME
As Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Operating Revenues
Operating income	695,131	798,230
Operating costs	(916,349)	(1,090,172)

Gross Margin	(221,218)	(291,942)

administrative and selling expenses	-	-

Operating Results	(221,218)	(291,942)

Non-operating Results
Non-Operating income	8,801	16,620
Non-Operating expenses	(92,500)	(40,112)
Price-level restatement	91,703	18,585

Non-Operating Gain (Loss), Net	8,004	(4,907)

Net Income For The Year	(213,214)	(296,849)

180 Telefónica Chile S.A. | Annual Report 2008

SUMMARIZED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Net income	(213,214)	(296,849)
Charges (credits) to income that do not represent cash flows	(91,703)	(18,585)
(Increase) decrease in assets, that affect cash flows	135,718	(800,637)
Increase (decrease) in liabilities, that affect cash flows	(28,844)	(1,833)
Net cash provided by operating activities	(198,043)	(1,117,904)

Net cash used in investment activities	245,965	1,108,125
Net cash flows used for the year	47,922	(9,779)

Effect of inflation on cash and cash equivalents	(43,913)	(38,845)
Net increase (decrease) of cash and cash equivalents	4,009	(48,624)

Cash and cash equivalents at beginning of year	522,317	570,941
Cash and cash equivalents at end of year	526,326	522,317

Telefónica Chile S.A. | Annual Report 2008 181

TELEFONICA GESTION DE SERVICIOS COMPARTIDOS CHILE S.A. CONSOLIDADO

SUMMARIZED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Assets
Current Assets	4,002,838	3,573,800
Property, Plant and Equipment	10,958	12,720
Other Long-Term Assets	3,864,780	3,805,272

Total Assets	7,878,576	7,391,792

Liabilities and Shareholders' Equity
Current Liabilities	3,154,784	3,179,809
Long-Term Liabilities	2,900,071	2,424,012
Capital and Reserves	1,341,594	1,341,594
Retained Earnings	446,377	336,431
Net Income for the year	35,750	109,946

Total Liabilities and Shareholders’ Equity	7,878,576	7,391,792

SUMMARIZED STATEMEENT OF INCOME
As Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Operating Revenues
Operating Income	14,447,999	14,338,185
Operating Costs	(11,129,679)	(11,220,927)

Gross Margin	3,318,320	3,117,258

administrative and selling expenses	(2,906,393)	(2,716,145)

Operating Results	411,927	401,113

Non-operating Results
Non-Operating income	3,514	33,409
Non-Operating expenses	(216,531)	(157,574)
Price-level Restatement	(158,614)	(143,057)

Non-Operating Gain (Loss), Net	(371,631)	(267,222)

Income Before Income Taxes	40,296	133,891
Income Taxes	(4,546)	(23,945)

Net Income For The Year	35,750	109,946

182 Telefónica Chile S.A. | Annual Report 2008

SUMMARIZED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Net income for the year	35,750	109,946
Charges ( credits ) to income that do not represent cash flows	162,655	141,777
(Increase) decrease in assets, that affect cash flows	(288,078)	(1,400,364)
Increase (decrease) in liabilities, that affect cash flows	853,012	244,721
Net cash provided by operating activities	763,339	(903,920)

Net cash used in financing activities	(572,470)	839,337
Net cash used in investment activities	-	(12,872)
Net cash flows used for the year	190,869	(77,455)

Effect of inflation on cash and cash equivalents	(14,480)	(7,621)
Net increase (decrease) of cash and cash equivalents	176,389	(85,076)

Cash and cash equivalents at beginning of year	48,327	133,403
Cash and cash equivalents at end of year	224,716	48,327

Telefónica Chile S.A. | Annual Report 2008 183

TELEFONICA MULTIMEDIA CHILE S.A.

SUMMARIZED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Assets
Current Assets	38,399,790	15,714,946
Property, Plant and Equipment	52,954,224	50,969,355
Other Long-Term Assets	3,070,982	1,154,869

Total Assets	94,424,996	67,839,170

Liabilities and Shareholders' Equity
Current Liabilities	86,498,890	50,698,406
Long-Term Liabilities	18,268	25,681
Capital and Reserves	23,691,555	23,691,555
Retained Earnings	(6,576,472)	(1,167,673)
Net Income for the year	(9,207,245)	(5,408,799)

Total Liabilities and Shareholders’ Equity	94,424,996	67,839,170

SUMMARIZED STATEMEENT OF INCOME
As Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Operating Revenues
Operating Income	40,927,540	28,616,325
Operating Costs	(35,446,929)	(26,010,457)

Gross Margin	5,480,611	2,605,868

Administrative and selling expenses	(8,130,679)	(6,202,065)

Operating Results	(2,650,068)	(3,596,197)

Non-operating Results
Non-Operating Income	37,805	462,870
Non-Operating Expenses	(9,747,837)	(4,363,616)
Price-level Restatement	1,155,600	973,811

Non-Operating Gain (loss), net	(8,554,432)	(2,926,935)

Income Before Income Taxes	(11,204,500)	(6,523,132)
Income taxes	1,997,255	1,114,333

Net Income For The Year	(9,207,245)	(5,408,799)

184 Telefónica Chile S.A. | Annual Report 2008

SUMMARIZED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Net income for the year	(9,207,245)	(5,408,799)
Charges ( credits ) to income that do not represent cash flows	16,356,865	9,753,310
(Increase) decrease in assets, that affect cash flows	1,434,942	(4,791,616)
Increase (decrease) in liabilities, that affect cash flows	(7,067,236)	(1,370,828)
Net cash provided by operating activities	1,517,326	(1,817,933)

Net cash used in financing activities	19,226,533	38,950,510
Net cash used in investment activities	(20,825,721)	(36,814,306)
Net cash flows used for the year	(81,862)	318,271

Effect of inflation on cash and cash equivalents	(37,105)	(27,395)
Net increase (decrease) of cash and cash equivalents	(118,967)	290,876

Cash and cash equivalents at beginning of year	378,050	87,174
Cash and cash equivalents at end of year	259,083	378,050

Telefónica Chile S.A. | Annual Report 2008 185

INSTITUTO TELEFONICA CHILE S.A.

SUMMARIZED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Assets
Current Assets	485,762	232,833
Property, Plant and Equipment	4,372	2,729
Other Long-Term Assets	21,208	22,338

Total Assets	511,342	257,900

Liabilities and Shareholders' Equity
Current Liabilities	414,344	156,266
Long-Term Liabilities	56,539	45,884
Capital and Reserves	625,179	625,179
Retained Earnings	(569,429)	(581,173)
Net Income for the year	(15,291)	11,744

Total Liabilities and Shareholders’ Equity	511,342	257,900

SUMMARIZED STATEMEENT OF INCOME
As Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Operating Revenues
Operating Income	919,972	214,018
Operating Costs	(653,812)	(136,828)

Gross Margin	266,160	77,190

Administrative and selling expenses	(250,876)	(62,787)

Operating Results	15,284	14,403

Non-operating Results
Non-Operating Income	-	5
Non-Operating Expenses	(30,084)	(3,194)
Price-level Restatement	(4,864)	5,073

Non-Operating Gain (Loss), Net	(34,948)	1,884

Income Before Income Taxes	(19,664)	16,287
Income taxes	4,373	(4,543)

Net Income For The Year	(15,291)	11,744

186 Telefónica Chile S.A. | Annual Report 2008

SUMMARIZED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
	ThCh$	ThCh$

Net income for the year	(15,291)	11,744
Charges (credits) to income that do not represent cash flows	6,644	(3,712)
(Increase) decrease in assets, that affect cash flows	(170,867)	(157,085)
Increase (decrease) in liabilities, that affect cash flows	209,655	86,272
Net cash provided by operating activities	30,141	(62,781)

Net cash used in financing activities	50,990	16,440
Net cash used in investment activities	(3,418)	-
Net cash flows used for the year	77,713	(46,341)

Effect of inflation on cash and cash equivalents	(4,279)	(2,905)
Net increase (decrease) of cash and cash equivalents	73,434	(49,246)

Cash and cash equivalents at beginning of year	41,334	90,580
Cash and cash equivalents at end of year	114,768	41,334

Telefónica Chile S.A. | Annual Report 2008 187

188 Telefónica Chile S.A. | Annual Report 2008

Telefónica Chile S.A. | Annual Report 2008 189

CONSOLIDATED OPERATING REVENUES (Millions of Chilean pesos as of 12/31/08)
	2004	2005	2006	2007	2008	Change (%) 08/07	2008 US$ (1)

VOICE, FIXED NETWORK AND COMPLEMENTARY SERVICES	491,217	475,958	437,958	395,821	369,485	-6.7%	580.5
Telephony (Voice)	338,592	317,851	281,842	252,464	235,409	-6.8%	369.9
Telephone line service fee	181,617	147,525	94,360	57,067	41,848	-26.7%	65.8
Variable charge	146,222	115,722	81,718	54,340	49,186	-9.5%	77.3
Plans of minutes (tariff flexibility)	10,753	54,604	105,764	141,057	144,375	2.4%	226.8
Access charges and Interconnections (Fixed Network)	39,077	52,548	59,906	57,541	59,099	2.7%	92.9
Domestic long distance	12,521	12,352	9,934	8,138	6,497	-20.2%	10.2
International long distance	3,473	2,832	1,868	1,895	1,679	-11.4%	2.6
Other interconnection services	23,084	37,365	48,103	47,508	50,923	7.2%	80.0
Complementary Services	113,547	105,559	96,210	85,816	74,977	-12.6%	117.8
Directory Advertising	7,276	6,412	5,078	3,534	3,228	-8.7%	5.1
ISP- switched and dedicated	3,857	3,021	2,603	1,669	341	-79.6%	0.5
Security services (Telemergencia)	8,265	9,650	10,322	8,848	5,904	-33.3%	9.3
Public telephones	13,408	11,725	11,653	9,190	6,352	-30.9%	10.0
Interior installations	38,691	36,644	35,854	31,663	25,776	-18.6%	40.5
Equipment marketing	9,686	4,539	3,331	4,728	5,376	13.7%	8.4
Connections and other installations	4,820	3,917	1,733	2,843	3,955	39.1%	6.2
Value added services	21,139	23,256	19,371	16,188	16,365	1.1%	25.7
Other	6,405	6,394	6,266	7,153	7,680	7.4%	12.1

BROADBAND	31,129	51,230	71,693	110,677	122,057	10.3%	191.8

PAY TV	0	0	4,454	28,919	41,472	43.4%	65.2

LONG DISTANCE	76,195	69,228	68,916	63,639	58,045	-8.8%	91.2

CORPORATE CUSTOMER COMMUNICATIONS	102,565	93,395	89,021	89,577	91,615	2.3%	143.9

OTHER BUSINESSES (2)	4,817	3,641	3,047	2,623	2,594	-1.1%	4.1

MOBILE COMMUNICATIONS (3)	163,630	0	0	0	0	0	0

TOTAL OPERATING REVENUES	869,553	693,452	675,090	691,257	685,268	-0.9%	1.076.7

(1) Figures in millions of US dollars.Observed exchange rate on 12/31/08,US$ 1 = Ch$ 636,45
(2) Other businesses include revenues from the subsidiary t-gestiona, among others
(3) Telefónica Móviles Chile S.A. was sold in July 2004.

190 Telefónica Chile S.A. | Annual Report 2008

CONSOLIDATED INCOME STATEMENT (Millions of Chilean pesos as of 12/31/08)
DESCRIPTION	2004	2005	2006	2007	2008	Change (%) 08/07	2008 US$ (1)

+ Operating revenues	869,553	693,452	675,090	691,257	685,268	-0.9%	1,076.7
- Operating costs and expenses	(746,910)	(589,448)	(578,454)	(614,455)	(628,170)	2.2%	(987.0)
Salaries	(104,909)	(94,431)	(80,290)	(87,976)	(96,749)	10.0%	(152.0)
Depreciation	(281,964)	(234,835)	(242,434)	(234,044)	(213,365)	-8.8%	(335.2)
Others	(360,037)	(260,182)	(255,730)	(292,436)	(318,056)	8.8%	(499.7)

= Operating income	122,642	104,005	96,636	76,803	57,098	-25.7%	89.7
= EBITDA (2)	404,607	338,841	339,070	310,847	270,463	-13.0%	425.0

+ Financial income	11,488	9,535	5,189	5,425	5,580	2.9%	8.8
+/- Results from related companies	671	2,006	2,240	2,056	1,607	-21.8%	2.5
- Amortization of negative goodwill	(173,697)	(1,892)	(2,599)	(1,709)	(1,709)	0.0%	(2.7)
- Financial expenses	(66,871)	(35,229)	(22,784)	(20,593)	(32,938)	59.9%	(51.8)
+ Other non-operating income	588,245	3,709	1,891	5,432	22,108	307.0%	34.7
- Other non-operating expenses	(30,521)	(15,616)	(19,727)	(21,058)	(31,896)	51.5%	(50.1)
+ Monetary correction	11,112	3,463	779	1,517	29,142	1,821.1%	45.8
= non operating income (expenses)	340,426	(34,022)	(35,011)	(28,930)	(8,106)	-72.0%	(12.7)

= Income before tax	463,069	69,983	61,624	47,872	48,992	2.3%	77.0
- Income tax	(77,191)	(39,875)	(34,360)	(36,170)	(31,463)	-13.0%	(49.4)
= Consolidated income	385,878	30,108	27,264	11,702	17,529	49.8%	27.5
- Minority interest	(350)	(36)	49	120	83	-30.7%	0.1
= Net income	385,528	30,072	27,313	11,822	17,612	49.0%	27.7

(1) Figures in millions of US dollars.Observed exchange rate on 12/31/08,US$ 1 = Ch$ 636,45
(2) EBITDA = Operating income + Depreciation

Telefónica Chile S.A. | Annual Report 2008 191

CONSOLIDATED BALANCE SHEET (Millions of Chilean pesos as of 12/31/08)
	2004	2005	2006	2007	2008	2008 US$ (1)

Curent assets	522,476	380,106	343,523	393,535	363,940	571.8
Cash	9,724	7,514	11,784	5,830	11,090	17.4
Time deposits and marketable securities	98,055	120,270	51,236	88,178	66,817	105.0
Accounts receivable	186,605	182,250	203,194	203,210	157,577	247.6
Notes receivable	5,646	4,016	4,825	5,316	4,170	6.6
Sundry debtors	35,785	14,353	12,309	6,320	10,363	16.3
Accounts and notes receivable from related companies	20,967	12,500	20,376	25,920	28,301	44.5
Inventories	7,927	3,354	6,151	7,861	7,185	11.3
Other current assets	157,768	35,849	33,647	50,900	78,437	123.2
Property, plant and equipment	1,710,807	1,552,986	1,448,838	1,369,212	1,296,418	2,037.0
Gross property, plant and equipment	4,447,939	4,465,340	4,579,876	4,685,348	4,760,416	7,479.6
Accumulated depreciation	(2,737,132)	(2,912,354)	(3,131,037)	(3,316,136)	(3,463,998)	(5,442.7)
Other assets	110,621	110,238	95,583	81,705	120,788	189.8
Investment in related companies	9,428	9,353	9,485	8,919	10,632	16.7
Other	101,193	100,885	86,099	72,786	110,156	173.1

Total assets	2,343,904	2,043,330	1,887,943	1,844,452	1,781,146	2,798.6

Current liabilities	430,968	392,125	231,776	373,085	388,944	611.1
Bank borrowings - short term	24,098	0	0	0	0	0
Current maturities of long term debt	19,195	1,576	2,345	83,118	128,698	202.2
Debentures	94,517	132,996	2,152	2,125	2,114	3.3
Accounts and notes payable	84,353	93,284	135,193	182,088	168,846	265.3
Due to related companies	33,042	28,933	38,605	40,803	40,276	63.3
Other current liabilities	175,763	135,335	53,481	64,950	49,010	77.0
Long term liabilities	692,499	543,979	601,211	483,846	439,482	690.5
Bank borrowings	420,950	382,307	387,578	265,357	267,199	419.8
Debentures	158,150	14,565	77,359	75,555	74,318	116.8
Other long term liabilities	113,398	147,107	136,274	142,935	97,965	153.9
Minority interest	2,018	1,953	1,439	306	168	0.3
Equity	1,218,420	1,105,273	1,053,517	987,215	952,551	1,496.7
Paid-in capital	1,089,890	1,089,890	1,041,978	985,257	943,227	1,482.0
Reserves	(1,532)	(2,091)	(3,509)	(3,541)	(2,551)	-4.0
Accumulated earnings	60,380	0	0	0	0	0
Net income	385,527	30,073	27,313	11,822	17,612	27.7
Interim dividends	(315,846)	(12,598)	(12,265)	(6,323)	(5,737)	(9.0)

Total liabilities	2,343,904	2,043,330	1,887,943	1,844,452	1,781,146	2,798.6

(1) Figures in millions of US$ dollars. Observed exchange rate on 12/31/08, US$ 1 = Ch$ 636,45

192 Telefónica Chile S.A. | Annual Report 2008

ECONOMIC / FINANCIAL INDICATORS - CONSOLIDATED
	2004	2005	2006	2007	2008

EBITDA margin (1)	46.5%	48.9%	50.2%	45.0%	39.5%
Financial expenses / Operating revenues	0.7%	5.1%	3.4%	3.0%	4.8%
Return on assets (2)	5.3%	6.2%	6.2%	5.3%	4.2%
Return on equity (3)	27%	2.6%	2.5%	1.2%	1.8%
Liquidity (times) (4)	1.21	0.97	1.52	1.06	0.94
Leverage ratio (times) (5)	0.92	0.84	0.79	0.86	0.87

(1) Operating income + Depreciation / Operating revenues
(2) Operating income / Property, plant and equipment (beginning of period)
(3) Net income / Equity (beginning of period)
(4) Current assets / Current liabilities
(5) Current liabilities + Long term liabilities / Equity

Telefónica Chile S.A. | Annual Report 2008 193

Term	Definition	Calculation

ADR (American Depositary Receipt)	Security representing a number of company shares and traded in US dollars on the New York Stock Exchange (NYSE)
ADR ratio	Number of local company shares needed to make an ADR	At Telefónica Chile, the ratio is: 1 ADR=4 CTC-A shares
ADSL (“Asymmetric Digital Subscriber Line”)	High-speed digital line supported by copper pair. Broadband Internet access technology that, by using higher frequency than in conventional telephone conversations, enables greater data transmission capacity. It is known as “asymmetric” because the downstream and upstream data rates are different
CAGR	Compound annual growth rate	(Final figure/initial figure)^(1/No. periods-1
Dividend Yield	Anticipated return from dividends	Div. per share/ share price
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization. Approximate measure of the cash flow generated by a company’s operating assets	Operating Income + depreciation
EBITDA Margin	Percentage of sales (revenue) represented by EBITDA	EBITDA/ Revenue
Free-float	Percentage of a company’s shares that may be freely traded on the market	All shares not held by the controlling shareholders (Telefónica Chile= 2.11%)
GSM } (“Global System for Mobile communications”)	Most popular wireless communications standard. Allows roaming (i.e., connectivity in places other than the service location). Considered second generation (2G) because both signaling and speech channels are digital quality
3G ( “Three Generation”)	Generation of mobile telephony standards and technology enabling wireless voice and data transmission
HSDPA (“High-Speed Downlink Packet Access”)	UMTS technology upgrade that significantly improves maximum data transfer capacity (speeds of up to 14 Mbps per access)
ISP (“Internet Service Provider”)	Company providing Internet connection services

194 Telefónica Chile S.A. | Annual Report 2008

Term	Definition	Calculation

Market Capitalization	Company’s equity valued at market price	Share price x total number of outstanding shares
NGN (“Next Generation Network”)	Network architecture aimed at allowing the development of a full range of new-generation multimedia IP services, replacing switched telephone networks
PVR (“Personal Video Recorder”)	Interactive digital TV service that makes it possible to record shows, fast forward, rewind and pause, among other features
UMTS (“Universal Mobile Telecommunications System”)	Third-generation mobile phone technology and GSM successor. Its main advantage is that it supports high data transmission speeds, which facilitates interactive multimedia services and broadband applications
WI-FI (“Wireless Fidelity”)	Local area wireless communications protocol

Telefónica Chile S.A. | Annual Report 2008 195

196 Telefónica Chile S.A. | Annual Report 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

CORPORATE INFORMATION	INTERNATIONAL RISK RATING AGENCIES

Main Offices	Moody's: Baa1, stable outlook
Providencia 111, Santiago, Chile	Fitch: BBB+, stable outlook

Telephone
(56-2) 691 2020
STOCK TICKER SYMBOLS
Facsimile
(56-2) 691 7881	Chilean Stock Exchanges
Series A: "CTC-A"
P.O. Box	Series B: "CTC-B"
16-D Santiago, Chile
New York Stock Exchange
Tax ID No.	"CTC"
90,635,000-9
SHAREHOLDER AND INVESTOR INFORMATION
Business Activity
Telecommunications	In Santiago, Chile

Brand Name
Telefónica Chile	Depósito Central de Valores
Huérfanos 770, 22nd floor
Corporate Web Site	Telephone: (56-2) 393 9003
www.telefonicachile.cl	Facsimile: (56-2) 393 9101
e-mail: atencionaccionistas@dcv.cl

Providencia 111, 22nd floor
INDEPENDENT AUDITORS	Telephone: (56-2) 691 3867
Ernst & Young Ltda.	Facsimile: (56-2) 691 2392

RISK RATING AGENCIES IN CHILE	Investor Relations Department
Providencia 111, 22nd floor
Fitch Ratings:	Telephone: (56-2) 691 3867
Long-Term Debt: AA-, stable outlook (*)	Facsimile: (56-2) 691 2392
Short-Term Debt: F1+, stable outlook	e-mail: investor.relations@telefonicachile.cl

Equity ratings:	In New York, USA
Series A Shares: First Class Level 1
Series B Shares: First Class Level 3	Depositary Bank
Citibank N.A.
ICR (International Credit Rating)	111 Wall Street 20th floor
Long-Term Debt: AA, stable outlook (*)	Zone 7, New York 10005
Short-Term Debt: N1+ AA-	Telephone: (1-212) 816 6852
Facsimile: (1-212) 816 6865
Equity ratings:	e-mail: ricardo.r.szlezinger@citigroup.com
Series A Shares: First Class Level 1
Series B Shares: First Class Level 2

(*) Local Bonds Rating

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are ba sed on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in su ch assumptions or factors could cause actual results to differ materially from current expectations.